As confidentially submitted to the Securities and Exchange Commission on November 23, 2022

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SMARTCARD MARKETING SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	8900	330558415
(State or other jurisdiction	(Primary Standard Industrial	(IRS Employer
of Incorporation or organization)	Classification Code)	Identification)

20C Trolley Square Wilmington, DE 19806	844-843-7296
(Address, including zip code, of registrant’s principal executive offices)	(Telephone number, including area code)

Manhattan Transfer Registrar Co.

38B Sheep Pasture Road

Port Jefferson, New York 11777

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

With Copies to:

Evan Costaldo, Esq.

Costaldo Law Group P.C.

30 Wall Street, 8th Floor

New York, NY 10005

(212) 709-8333

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS.

THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SHARES OF THE COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

Until ____________, 2022, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

Subject to Completion, Dated _______, 2022

About This Prospectus

You should rely only on the information that we have provided or incorporated by reference in this prospectus, any applicable prospectus supplement and any related free writing prospectus that we may authorize to be provided to you. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus that we may authorize to be provided to you. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of a security registered under the registration statement of which this prospectus is a part.

As used in this prospectus, unless the context indicates or otherwise requires, the “Company”, “SmartCard Marketing Systems”, “SMKG”, the “Registrant”, “we”, “us”, and “our” refer to SmartCard Marketing Systems, Inc., a Delaware corporation, together with its subsidiary.

PROSPECTUS

13,500,000 shares of common stock

SMARTCARD MARKETING SYSTEMS, INC.

This prospectus relates to the resale by the selling stockholders identified herein of up to 13,500,000 shares of common stock, par value $0.001 per share, of SmartCard Marketing Systems, Inc., that may be sold by the selling stockholders identified in this prospectus from time to time at prevailing market prices or as privately negotiated, as applicable; for an aggregate offering of 13,500,000 shares of common stock. These selling stockholders, together with their transferees, are referred to throughout this prospectus as “selling stockholders”. Of the 13,500,000 shares being offered, 8,500,000 of such offered shares are presently issued and outstanding. The shares offered are comprised of an aggregate of (i) 3,000,000 shares of common stock issued and sold to an accredited investor in a financing transaction (the “2022 Private Placement”), (ii) 5,000,000 shares of common stock issuable upon exercise of common stock purchase warrants issued to the investor in the 2022 Private Placement; and (iii) 5,500,000 shares of common stock issued to non-management holders of our common stock. We will not receive any of the proceeds if the selling stockholders identified in this prospectus sell their shares.

Our common stock is quoted on OTC Market’s “OTCQB” tier under the ticker symbol “SMKG”. On ________, 2022, the last reported sale price of shares of our common stock on the OTCQB marketplace was $0.[ ].

We will pay all of the expenses incident to the registration of the shares offered under this prospectus, except for sales commissions and other expenses of selling stockholders applicable to the sales of their shares. The shares may be offered for sale from time to time by the selling stockholders acting as principals for their own accounts or in brokerage transactions at prevailing market prices or in transactions at negotiated prices. No representation is made that any shares will or will not be offered for sale. It is not possible at the present time to determine the price to the public in any sale of the shares by the selling stockholders and the selling stockholders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the selling stockholders. See “Selling Stockholders” and “Plan of Distribution” in this prospectus.

Investing in our common stock is speculative and involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider the risks described in this prospectus under “Risk Factors” beginning on page 20 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________________, 2022

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information and the financial statements appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this Prospectus. Unless the context indicates or suggests otherwise, references to “we”, “our”, “us”, the “Company”, “SmartCard Marketing Systems, “SMKG”, or, the “Registrant” refer to SmartCard Marketing Systems, Inc., a Delaware corporation, together with its subsidiary.

Overview

SmartCard Marketing Systems, Inc. (“SmartCard Marketing Systems” and the “Company”) is an innovative Fintech and Paytech accelerator company operating as an E-Commerce, Cloud, and Mobility software solutions and applications provider to the global payments industry. We believe in super-apps and deliver a suite of proprietary cloud-based business solutions, applications and marketplaces to our payment industry business customers to assist with the deployment of their merchant portfolios. By providing Business Intelligence and Digital Transformation strategies through our proprietary portfolio of specialized cloud and mobility software solutions and applications with embedded payments technology to our customers within the Banking, Business Enterprise, Retail Point-of-Sale with e-Wallet / m-Wallet, Cross-border Payments, Blockchain, Crypto, Non-Fungible Tokens or “NFTs”, Token, Digital ID, Video eKYC and Payments industries with a focus on Digital Retail shops, Events Tech, Ed-tech, Tele-medicine, Digital Vault, and Transit Booking.

We have a methodical approach to the payments acceptance industry. Our proprietary business applications are developed as a cloud-SaaS model for web and mobility, offering flexibility, security and scalability to our customers. The Company’s proprietary cloud and mobility applications are licensed as white-label solutions to our customers and partners. We develop business process applications for B2B, B2C, B2B2C and P2P with integrated payment networks and embedded third party tools to expedite the go-to-market for our customers. This merchant on-boarding strategy allows for easy adoption and ready-to-market products for our customers. Further, we seek to identify vendors with unique technologies which we may seamlessly integrate with as part of a pay-per-use model by tier volume pricing embedded within our applications, a process also known as “API’s”. This strategy amplifies both merchant and customer engagement while increasing revenues. We believe that API’s are the backbone of our strategy.

The rise in demand for cross-border payments to support international trade has become a major opportunity for SmartCard Marketing Systems to offer both digital payment rails combined with digital card payments services as Payments as a Service (“PaaS”). The Company uses its own payment rails as an embedded payment services strategy to accelerate its portfolio of commercial deployments for its customers.

The Company has positioned itself to be a key services and applications provider in the Paytech, Fintech and Blockchain industries with its unique strategy of licensing its technology with embedded payment rails, blockchain protocols, and utilities within the Company’s portfolio of applications. This unique agnostic ecosystem provides business intelligent processes, embedded utilities and payment technology resources in a digital strategy for faster deployments. This ecosystem and digital strategy technology is offered in markets that are either regulated or in the process of developing and/or implementing their regulatory framework to allow for mass adoption.

SmartCard Marketing Systems has an IP portfolio of 20+ proprietary solutions. All of the Company’s proprietary platforms are designed with at least three tier levels via Partner, Merchant and Individual users. These users are interlinked through a permission-based structure on each platform through a registration and approval process ensuring compliance and safety.

Our continuing strategy is to develop a seamless portfolio of specialized industry payment technology wireframes, marketplaces and to allow our customers to “Brand As Their Own” for e-commerce and E-POS semi-integrated solutions on the cloud and mobile infrastructures to market and enable their portfolios of merchants and consumers. The result is a robust performing lineup of middleware’s that integrate easily with various types of payment industry financial institutions and processors creating a powerful gateway. We target banks and Third Party Processors for host issuing, acquiring and local payment industry businesses with an existing merchant portfolio mix that is ready for a breadth of trending technologies which incorporate everything from payments, blockchain to social-media advantages for their customers with an integrated price matrix to their gateways to provide seamless activations and revenues.

We currently rely on a small number of customers for the majority of our revenue. As reflected in our accompanying consolidated financial statements, for the nine months ended September 30, 2022, our revenue was $440,487, and for the year ended December 31, 2021, our revenue was $405,412. We have not generated profits since inception, have sustained net losses of $988,941 for the year ended December 31, 2021 and $357,723 for the nine months ended September 30, 2022, and have incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, we had an accumulated deficit of $8,417,539. Accordingly, our accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which we have not been able to accomplish to date, and/or to obtain additional working capital from related and third-parties. Through the date our consolidated financial statements were available to be issued, we have been financed by our primary shareholder and third-party investors. We have suffered recurring losses from operations, have a significant accumulated deficit, continue to experience negative cash flows from operations, and our financial statements do not include any adjustments that might result from the outcome of this uncertainty. For the foregoing reasons, our independent auditor raised substantial doubt regarding our ability to continue as a going concern in its accompanying opinion to our financial statements.

The Company currently generates revenues through the white-label licensing of its cloud and mobility applications and through our processing of recurring payments transactions. In addition, the Company also has a strategic financial model in fintech which is driven by an exchange of value through the licensing our technologies to clients and partners in consideration for equity in their respective companies combined with a revenue share model. The Company’s business lines which are currently generating revenue include: Remote Deposit Capture, Cross-border Payments, Fintech Accelerator, Genorocity, Granularchain, OriginatorX, NFT Limited Series, and Qr.guru. The Company’s business lines which are not currently generating revenues include: Menu.events, Mytravel.menu, Phaces.io, Profiler.us, Onroute.tech, ijobs.shop, articul8te, Mtickets.events, Abotslife, and Doctor-vid.

Our IP Portfolio Introduction Timeline

The below timeline represents the Company’s conception and initial development of each industry application in the Company’s intellectual property portfolio.

Principal Products and Services

The Company maintains an extensive IP portfolio which can be licensed within multiple industries. The below table demonstrates that the growth in each industry creates a direct channel opportunity for the Company. The primary challenge that we currently face is our inability to pursue multiple industries simultaneously due to our undercapitalization. We also face fierce global competition. However, in connection with our strategic alliances with Compuage Infocom India, PWC India, and XPAY Worldwide Corporation in the Philippines, we hope to be able to enter additional markets as each of these business relationships provides us with the ability to integrate through the local reselling of the Company's technologies by their respective networks and partners, which could in turn enable the Company to provide embedded payments using our technologies through local financial institutions and payments services partners. The added advantage of this strategy may reduce market-entry friction.

Our in-house design concept and development technology lab develops our proprietary software solutions and applications which we offer to our customers as white-label “Brand as your Own” licensing opportunities through our own internet business marketplace, www.emphasispay.com. Our e-commerce, cloud and mobility architecture includes: Payments with QR & Wallet, Remote Deposit Capture, Blockchain, Crypto, NFTs, EKYC by Video, E-commerce, Cross Border FX, Events Management, Transit and Tracking, Documents Vaulting, Digital ID Key, E-Gaming, E-Sports, Card Issuing Management & Media Publishing. These target industries combined represent more than $22.8 Trillion in opportunities between 2022 – 2025 (as referenced herein, in “Market Opportunities”). Our proprietary software portfolio, which we offer to our customers for white-label licensing through our Emphasispay.com marketplace, currently includes the following applications:

Intellectual Digital Property Assets Portfolio

Platform	Description	Life Cycle
Genorocity www.genorocity.com	A Digital Retail Platform & Wallet with a suite of features for Malls, Hotel & Entertainment Property, Theme Parks, Enterprises, Franchisers and more. Coupons, Cards, Loyalty points, Social-media, Offer Showcase, Promoted offers, Proximity, Beacon Tech for both Web & Mobile Applications with payment gateways.	In Use
Mtickets.events www.mtickets.events www.mobile.events	A digital events and mobile Ticketing management platform with an events portal for planners, associations, retailers and networking groups. A full digital suite of features includes: creating of events, conferences, exhibitors, collaborators, partner suppliers, ticketing and registrations. Both web and mobile applications with payment gateways embedded.	Marketable
Check21SaaS www.check21saas.com www.checkvalet.com	Remote Deposit Capture technology. Cloud-based with multi-scanner options, seamlessly integrated, working remotely from branch or client locations. Also with processing functionality and x9 clearing files for settlement.	In Use
Articul8te www.articul8te.com	Our more recent release Digital Data-Room for Sales, Content & Task management application both Web & Mobile. The suite of features includes: Private or Public mode with Group set-up, To-do Lists, Social-media & Articles publishing, Creating Tasks and Invites, with tracking and calendar functionality.	Marketable
Mytravel.menu www.mytravel.menu	Designed to capture the Consumer & Business pre-order food market and onboard or inflight menu sales. The application allows transport operators to easily integrate and import menu options.	Marketable
iJobs.shop www.ijobs.shop	A digital job seeker solution for both merchant and job seeker. This innovative solution is QR Code based and allows the job seeker to simply upload their CV and Profile within seconds. It offers the merchant a web portal to publish job opportunities and promote content through popular social media channels.	Marketable
Emphasispay www.emphasispay.com

A proprietary CRM & CSM solution Products and Services Portal.

• Marketing & Communications

• Marketing PDF’s & Onboarding PDF’s

• Partners, ISV & Reseller Portals

• Client Prospect forms

• Webinars, Training, Maintenance & Support

• Portal Banners

In Use

QR.guru http://www.qr.guru http://myshopping.guru http://www.prizescan.guru	A digital e-Commerce shopping platform; a lead generator and capturing solution for sales events, MLM and affiliate marketing. Generates automated unique URL and QR codes by event or business type. Includes a user- friendly product selection list, as well as exportable leads and data. Includes a Prize Scan solution to capture data and set prizes on products.	In Use
Menu.events http://menu.events	Made for event facilities, conference centers and catering companies. Offers a fully digital catering order application for both web and mobile. Includes dashboards for customers, merchants, and administrators, with a customizable interface.	Marketable
Granularchain http://granularchain.com	A digital ID Key with a permission-based onboarding and EKYC by Video Biometric solution with two-level authenticate solution on a permission-based transaction architecture for Digital ID with Documents Vault	In Use
Profilr.social http://profilr.social	A search engine and booking tracking solution with eKYC that organizes public records and social network information into simple profiles to help you safely find and learn about people. The ability to build a case file on an individual is now a simple task with Profilr.social.	Marketable
Onroute.Tech http://www.onroute.tech	Designed to manage Booking Ride and Tracking solutions for individuals, limousine, courier, shuttle and bus services for the transit industry.	Marketable
Distributer.Email https://distributer.email	An email campaign and analytics solution for enterprises and agencies to distribute and manage email campaigns with analytics.	In Use
Atelier.Social https://atelier.social	A publishing and managing tool for Social Media Content, Marketing and Networking. A critical tool to collect data, analytics and reporting to improve opportunity and conversion.	Marketable
ABotsLife https://abotslife.com	Connects your business with buyers through real-time conversations on your business site, social media, WhatsApp, and other platforms and captures the data for call to action. With Features such as Machine Learning, AI ChatBot is a preferred mode of conversation with businesses, supporting customers with queries, task walk through and management, and lead generation, sales support. Preferred by Educational Institutions, Banks, FI’s, Insurance companies, Pharmaceuticals, Hospitals, Real Estate, Logistics, Tele-Medicine and SME’s across industries.	In Use

Eschool System https://eschool.systems	School Management System platform enables schools to operate on a cloud environment enabling them to manage the complete array of educational and administrative operations.	Marketable
Doctor Vid http://doctor-vid.com	The Platform provides Medical Clinics and Doctors with the Tele-Medicine communications needed to facilitate both scheduling and E-Video sessions. Enabling doctors, hospitals, and pharmacies to register on the platform and customers can access and book appointments seamlessly and contactless, and integrated with payment gateways.	In Development
Phaces.io http://phaces.io	A SaaS solution for Organizations to enable Facial Recognition for security verification and to authenticate users for online meetings, webinars, conferences and onsite meetings or events.	In Development
OriginatorX http://originatorx.com

The platform underwrites the entire issuing, publishing and auditing process of the Digitization of Debt, Equity or Patents into Tokens or Crypto Coins. Delivers a powerful management and audit application to Issue ERC20 Tokens and streamlines them into the new global economy by way of SmartContract Auctions.

“Underwriting” refers to the process of compiling all company data, (e.g. corporate, legal, and management information, etc.) required to be collected and verified, and authorized for approval. This is the equivalent of a banking institution’s “KYC” process for a guaranteed debt note, whereby the issuer of the note must submit the data and structure of the product to be tokenized into a digital token. The offering of the token or digital debt / asset and valuation including the maximum supply and rules of engagement, also known as Tokenomics, must all be included as part of the underwriting process.

In Use
NFT Limited Series http://nftlimitedseries.com

NFT Limited series offers the unique ability to curate in sequence multiple NFTs, thus creating a limited series. NFT Limited Series is a new addition to the Company’s Ecoverse – designed to Mint your NFTs

The platform also offers a virtual tour of the NFT marketplace allowing individuals to browse through the options, choose from the store and purchase. Artists, businesses and individuals can mint and display their products / services and NFTs in the marketplace and place a bid option within a specified timeframe.

In Use
Axepay.com https://axepay.com	The platform is an end-to-end fully automated cloud-based, cross-border, enterprise grade payments infrastructure that seamlessly processes multiple transaction payment types (B2B,B2C, B2B2C, C2B,P2P) and methods (e-commerce /e-billing /e-escrow/MPOS and POS/ single or bulk pay-in and pay-out, prepaid cards top up/send) with risk management and a global compliance ecosystem all accessible by an Axepay API and a user interface. Axepay provides a portal for cross-border FX payments as a service by allowing access to our network of financial services partners and specializes in offering cross-border payment rails for more than 180 countries and onboarding in more than 42 Countries including China.	In Use

Operational History

Since the beginning of 2015, the Company has focused on two distinct channels of business development:

1)	The development and commercialization of its proprietary software platform solutions and applications for the payments, incentives and events industries; and

2)	Strategic partnerships to develop alterative payments solutions for payment industry businesses, including banks, telecoms, acquirers / issuers of credit cards (e.g. credit, debit and loyalty cards) as an acceptance point for emulating payment and rewarding transactions, processing and settlement.

The Company’s first partnership entered into with Contact Innovation in North America in late 2014 and early 2015 resulted in the technology development for our Check21 Act software platform, servicing the need for Remote Deposit Capture (RDC), which was commercially deployed in trial stages in late May 2015 with the Company’s first joint client, ICICI Bank of India (its Canadian subsidiary across 14 branches and select corporate clients). The platform solution as a cloud-based host was ultimately branded as Check21saas.com, and its successful deployment is now allowing us to market the platform to customers internationally. Concurrently with the development success of Check21Saas.com, the Company commenced the design and development of its Genorocity.com platform, and shortly thereafter, its Mtickets.events platform.

Throughout 2016 and 2017, the Company ambitiously sought to expand its technology portfolio to meet the new changes in global markets for payment business processing applications and the foreseeable demand in the financial, workforce and retail markets for intelligent business applications ready to deploy.

Throughout 2017 and 2018, the Company continued to develop its payment technology infrastructure and worked with our existing customers to commercialize software solutions, strengthening its position in the financial services segment. We also began transitioning the Company from a direct merchant services provider to enabling a channel of portfolio merchants for banks and telecom businesses. This transition allows us to position ourselves as a technology host to support processors and industry consultants while further building relationships with banks and credit unions and partnering with payment providers globally. A series of successful industry channel partners in Airlines, Events Management, and Shopping Centers, opened up opportunities for the Company to leverage a definitive strategy to design, develop and license its technology portfolio. The introduction of Menu.events, Mytravel.menu, Onroute.tech became part of the Company’s expanding offering.

In 2018, the Company invested in executive management in India to open a new channel of business opportunities to accelerate our technology offerings in a new robust economy of scale. We have been strategizing avenues for working with financial institutions in India and educating them on our technology portfolio, so that we might enter the Indian market as a vibrant technology company and leader in the Electronic Know Your Client (“EKYC”) marketplace for digital solutions. We are actively working with the Mumbai FinTech Hub (established by the Government of Maharashtra for implementing Maharashtra State FinTech Policy), VISA, the India Institute for Development and Research in Banking Technology or “IDRBT” (the Certifying Authority for the Indian Banking and Financial Sector, licensed by the Controller of Certifying Authority, Government of India, for issuing Digital Certificates), and more recently the PWC India’s International Financial Service Centre or “IFSC” (set-up to undertake financial services transactions that are currently carried on outside India by overseas financial institutions and overseas branches / subsidiaries of Indian financial institutions), in connection with embedded financial services products and embedding domestic payment schemes utilizing the Company’s technologies. In addition, the Company is in continual engagement with financial institutions and enterprises in the India region to provide access the Company’s product portfolio, and with respect to integrations with Visa CyberSource and Visa Direct, which provides potential significant value as it would allow us to service or license to any Visa member bank or enterprise worldwide that is enabled with the Visa Payment Facilitator. Visa Payment Facilitator acquiring is a payment processing service licensed to member banks through major card schemes such as Visa, MasterCard, Amex, and Discover.

The Company’s 2018 launch of Granularchain.com created an important opportunity for the Company, as these solutions cater to larger enterprises required to meet the EKYC requirements. Granularchain.com is a multi-link relationship management solution for Signature capture EKYC for the financial industry, which allows financial institutions and enterprises to create, issue and manage securely a QR engine-exchange for permission-based “invitation only” access of client profiles, documents, digital signatures, for corporate or individual users. Granularchain.com uses a blockchain token to create tamper-resistant encryption of data within the system, but neither Granularchain.com nor the Company logs or maintains any client data. Neither Granularchain.com nor the Company are involved in the issuance or management of any cryptocurrency issuances or offerings. Please see our “Risk Factors” for additional information regarding the use of blockchain elements. One of the more widely known inherent risks associated with the blockchain relates to the 51% vulnerability, which can permit an attacker to break down the consensus mechanism and assume control over the blockchain.

The Company’s expansion in India has led to our establishment of various strategic alliances, including:

●	Mumbai Fintech Hub - A Government of Maharashtra Initiative for implementation and promotion of Fintech in the State, located Mumbia, in the Financial and Economic capital of India.

●	Compuage Infocomm India Ltd. - A major distributer in India with roughly 12500+ online and offline retailers, resellers and system integrators in SAARC Region

●	Wipro Ltd. - An IT & ITES service company and integration company with a market cap of $8B USD. Wipro caters to the EU, Middle East and Africa regions, giving the Company access to with Banks, Financial Institutions, Organizations and Governments in the regions.

●	Redington India Ltd. - An in-principal approval to access their distribution channel of 37,500 Channel Partners and Resellers in the India and SAARC regions, Middle East, Africa, and South East Asia.

●	IDBRT (Institute for Development and Research in Banking Technology) - Established by the Reserve Bank of India, is a unique institution focused exclusively on Banking Technology. The Company works closely with the organization to assist them with innovative technology for Indian banks

In 2020, the Company released three additional SaaS platforms to meet the needs of concerns raised by the COVID-19 Pandemic, which created further opportunities in education technology (“Edtech”), Telemedicine, and pre-screening security technologies. Our response to this was our release of our Eschool.systems, Phaces.io, and Doctor-Vid software platforms, which are having success with opportunities in cloud products distribution in the India and the SARC regions. During this time, the Company began planning its expansion plan into Blockchain, Non-Fungible Token (NFT), Digital Token issuances, and Smart Contracts as an alternative payments scheme.

Recent Developments

In 2021, the Company focused on several business engagements for the development of its distributor sales channel, including our engagement with ITD Cloud, a US based distribution company with over 30 resellers in technology VoIP services in the US. we also engaged a major distributer, Compuage Infocomm India, which has over 10,000 resellers throughout India, and the SARC and EMEA regions. Compuage Infocomm India’s primary customers are banks and telecoms. This engagement became a strategic entry point for promoting through experiences in the field networks. This engagement provided the Company with a wider reach to approach and offer clients with the technology suite through this partnership. In addition, throughout 2021 – 2022, the Company engaged with various payment partners worldwide, including:

●	XCoop. A company which provides services to Latin America expanding the reach of our payment rails in LATAM.
●	Unified Signal. A company with over 44 Million Wallet Clients.
●	FacilitaPay. This integration provides Payment and a Bank as a Service (BaaS) platforms for companies around the world that needs to connect to the LATAM financial ecosystem and infrastructure.
●	FISERV: This offering provides PCI Compliant PoS and MPoS devices giving Card present options to our clients in North America
●	XE: This engagement provides a comprehensive range of currency services and products, including our Currency Converter, Market Analysis, Currency Data API and quick, easy, secure Money Transfers for individuals and businesses.
●	Cambioreal. This engagement facilitates international money remittance in Brazil and the US.
●	AnyPay: A new way of accepting payments in the Philippines. The Anypay platform was built by the Company and is an ecommerce payment cart and wallet for merchants and individuals in the Philippines through our minority stake in XPay World. The platform is backed by the PF license that was granted to Xpay World from Paymaya, which is a subsidiary of the largest telecom companies in the Philippines.
●	Cellulant: The engagement expands our reach in the African sub-continent in approximately 26+ countries.

The Company also expanded various products in connection with our intellectual property portfolio, keeping abreast of market requirements, including.

●	NFT Limited Series: A NFT minting, issuing, publishing and trading platform.

●	A Bots Life: An AI-driven chat bot for organizations to engage with clients on aspects including sales inquiry, support, product walk through, regtech analysis and more.

Our continuing strategy is to develop a seamless portfolio of specialized industry payment technology wireframes, marketplaces and to allow our customers to “Brand As Their Own” for e-commerce and E-POS semi-integrated solutions on the cloud and mobile infrastructures to market and enable their portfolios of merchants and consumers. The result is a robust performing lineup of middleware’s that integrate easily with various types of payment industry financial institutions and processors creating a powerful gateway. We target banks and Third Party Processors for host issuing, acquiring and local payment industry businesses with an existing merchant portfolio mix that is ready for a breadth of trending technologies which incorporate everything from payments, blockchain to social-media advantages for their customers with an integrated price matrix to their gateways to provide seamless activations and revenues.

On September 20, 2019, the Company entered into an agreement to license its technology to XPAY World Corporation (“XPay”) in the Philippines in exchange for seven percent of XPay’s outstanding shares of common stock. Pursuant to this agreement, the Company and XPay worked in collaboration to develop and bring to market a payments industry certification PCI in the Philippines, and to introduce the Company’s entire technology portfolio into the India market. In addition, the Company developed the Anypay.ph platform for Xpay to deliver to market a payment solution for onboarding micro merchant accounts through the payment facilitator and third party processors licenses. Xpay was sponsored by PayMaya the subsidiary of Smart Telecom and KKR Group Investments.

On June 25, 2021, the Company entered into a purchase of source code agreement with Acquisition Botberries Inc. in India to acquire a copy of its source code with embedded artificial intelligence for the Company to fast-track the technology in its own platforms for an enhanced virtual assistant and customer experience. The Company’s “Abotslife” technology in its IP portfolio and its Chat Bot Ai technology source library allows the Company to advance production of virtual customer relationship management and develop a virtual assistant solution for businesses to service customers with Artificial Intelligence and self -service automation techniques.

A new virtual market is becoming more favorable to the concept of Metaverse and embracing Crypto, NFT and Blockchain. The Company has strategically developed a series of platforms which enable organizations and communities to deploy faster in order to meet the expectations and preferred engagement environments of today’s customers. Not only can an individual now launch a coin in the virtual market, but individuals can ensure that these coins provide the user with an added value purpose which becomes the driving force to engage all the community members at large.

In early 2022, we began the development and deployment of three new platforms in the Blockchain sector, as follows:

1.	NFT Limited Series (http://www.nftlimitedseries.com). A platform which offers the unique ability to curate in sequence multiple NFTs, thus creating a limited series. NFT Limited Series is a new addition to the Company’s Ecoverse, designed to “Mint your NFTs”.

This platform also offers a virtual tour of the NFT marketplace allowing individuals to browse through their options, choose from the store and purchase. Artists, businesses and individuals can mint & display their products / services and NFT in the marketplace and place a bid option within a specified timeframe.

2.	OriginatorX (http://originatorx.com). A platform which “underwrites” the entire issuing, publishing and auditing process of the Digitization of Debt, Equity or Patents into Tokens or Crypto Coins. The platform delivers a powerful management and audit application to Issue ERC20 Tokens and streamlines them into the new global economy by way of SmartContract Auctions. “Underwriting” refers to the process of compiling all company data, (e.g. corporate, legal, and management information, etc.) required to be collected and verified, and authorized for approval. This is the equivalent of a banking institution’s “KYC” process for a guaranteed debt note, whereby the issuer of the note must submit the data and structure of the product to be tokenized into a digital token. The offering of the token or digital debt / asset and valuation including the maximum supply and rules of engagement, also known as Tokenomics, must all be included as part of the underwriting process.

3.	MetaRealm.agency (https://metarealm.agency). An agency platform for VR and AR viewing with an enhanced service creator studio for virtual shops.

The design of these combined strategies for the coins launched by an enterprise incorporates a multi-tenant multi-industry solution, “Tokenomics” - allowing onboarding merchants a marketplace where they upload their products, services and offers. The community members use their coins to trade, exchange or redeem to purchase or remit. Further, the merchant engages with the customers through various methods of engagement i.e., Loyalty Rewards programs, Retail, E-gaming and Esports.

Our combination of platforms enable an organization or a community to create a self-sustaining eco-system to launch their own coins and marketplace, for individuals and merchants, with an engagement tool to ensure a faster go to market strategy.

One example of our live business use case application is our client, Shekel Coin. This coin is launched for a community creating an ecosystem to engage individuals and merchants and ensuring that all the necessity of a given household is fulfilled with in the Metaverse of their own making. We refer to this as, “Metaverse in Action, as unlike most Metaverses, our strategy provides all that a user may have imagined with a hands-on life application and usage.

It is evident that with the mass adoption of Virtual and Augmented Reality, and the popularity of Metaverses and Digital Realms, the next phase for enterprises and financial institutions will likely represent the necessity to enter these new market segments and channels. Our role is to provide the utilities and tooling required to deliver the customer journey for b2b, b2c, b2b2c and p2p channels. The Company has opened its design studio for AR & VR design under the marketable domain, Metarealm.agency, to offer our customers the ability for digital collaborations.

XPay Worldwide Overview

XPAY Worldwide Corporation (“XPay”) is Philippines-based and globally deployed boutique technology solutions provider that delivers the newest Digital Transition and Financial technologies available today. The Company holds a seven percent minority stake in XPay. The Company’s partnership with XPay provides for a payment technology known as a Terminal Management Solution (TMS), which allows for technology applications that require Android Point of Sale terminals to accelerate services to the Company’s South East Asia clients for their Digital Transformation and Payment initiatives. Xpay works closely with clients from inception (prototyping, planning), through designing and building phase, to the completion of the supply chain (deploying, managing) and fills any gaps in digital operations and payment strategy with a customized solution. XPay provides all required resources to elevate a company’s Digital Payment and Marketplace and White-labels their certified payment infrastructure to elevate clients to a premier payment provider to their consumer and institutional market.

Services offered by XPay:

●	PCI Compliant Remote TMS Host, which includes a Merchant Management Platform, Payment Switch and e-Commerce gateways
●	AWS Hosting
●	EMV PoS Android Device Certification
●	MPoS integrated and certified
●	E-Commerce Cart
●	Virtual Terminal
●	Blockchain AI
●	Payment Facilitation License (Philippines): VISA, MasterCard, JCB, AMEX (USD &PHP)
●	Third Party processor License in progress: : VISA, MasterCard, JCB, AMEX (USD &PHP)
●	Aggregator for Gcash & Maya Super wallets Philippines

The below table demonstrates the Personal Card Information, or, “PCI”, and methods of contact for card payment flows, utilizing the XPay Terminal Management Host Switch for EMV POS (Euro MasterCard Visa chip and pin compliant payment terminals) devices and card acceptance for Card Present Transactions by Xpay. “Terminal Management Host Switch” or “TMS” is a payment card acceptance platform for point-of-sale terminals and e-commerce carts. The column on the left specifies the license or certification requirement as part of the PCI which Xpay has completed and maintains as an industry standard. “PCI” is an industry standard requirement for “Personal Card Information” security. The column on the right describes usage under specific licenses or certifications granted by the sponsor acquiror of record in the respective country.

Payment Processing
License/ Certification	Description
PCI-DSS L3.2.1 Certified	One of the first smart Cloud Payment Processing switches to be built and PCI certified on AWS Cloud servers across the full spectrum of the payment universe, allowing plug-and-play white-labeling at a fraction of the cost and time for Enterprises and Financial Institutions.
Payment Facilitator and Third-Party Processor Licenses	The only payment facilitator and third-party processor License issued by PayMaya to XPay in the Philippines (previously the subsidiary of Smart Telecom and now independent through investments by KKR Group Investments).

Card types accepted: Visa, Mastercard, JCB, AMEX, WeChatpay, Alipay, PayMaya, Gcash, GrabPay*, and BancNet*

Processing in USD and PHP and settlement of funds.

Built specifically for infinite plug-ins of payment methods, including but not limited to: Fiat, E-Cash, Loyalty, and Cryptocurrencies
Online Payment System (OPS) Registration	Regulated by the Central Bank of the Philippines&NegativeThickSpace; (Bangko Sentral Ng Pilipinas)
AML Certified	Regulated by Philippines Anti-Money Laundering Council
Visa Direct	Interconnectivity for Card-to-Card Transfer as part of the Visa Everywhere Initiative

Xpay World Architecture

Philippines Commercial Expansion

XPay Philippines’ flagship client is Packworks Ventures, Inc., which provides enterprise resource planning (“ERP”) and other enterprise software solutions to more than 150,000 sari-sari stores throughout the Philippines. Packworks’ solution is deployed as a technology layer that covers the full sari-sari value chain, including inventory ordering from the Brand Principals selling to resellers, or, “mega sari sari stores”, and the reselling activity to the smaller retailers, or, “micro sari sari stores”.

Packworks, using software integrations with XPay’s payment platform and the Company’s proprietary technologies will deliver value added financial services. The initial stages are underway and include payment acceptance, loyalty, and wallet issuing. Later stages will include loan, insurance, and bank account origination, among others.

Upcoming Licensing Opportunities

XPay Philippines is engaged in advanced negotiations for the acquisition of a target company holding Philippine Central Bank licenses for Electronic Money Issuing, Virtual Asset Service Provider (crypto currency), and Remittance Transfer Company.

Potential Acquisition of Additional XPay Singapore Equity

The Company and XPay Singapore have entered discussions for the Company’s acquisition of additional shares of XPay Singapore as a result of XPay Philippines’ delivery of the commercial engagement with Packworks, which is due to successful collaboration and integration of the Company and the XPay Payment Platform.

Axepay Inc.

The Company’s partnership with Axepay Inc., a Canadian corporation (“Axepay”), commenced in 2016 to allow for cross-border payments including China. Axepay.com is a direct service to market platform for cross-border payments. The business model is based on embedded partnerships with financial service providers (financial institutions, MSBs, PSPs, EMIs and other payment service and foreign exchange providers that are regulated in the funds transfer, remittance, and foreign exchange trade desk industries. Our financial service partners have an important role in the Axepay infrastructure as Axepay.com is a technology solution and the platform provides the digital signature confirmation of instructions to our financial services partners on behalf of our clients and ultimate end-users. Any funds transferred payments or payments made using the Axepay platform are transferred by one or more of our financial services partners, depending on the type and method of payment. We currently have a large roster of financial service partners ready to deploy and we continue to explore and finalize additional providers to expand the financial service ecosystem of Axepay.

2022 Private Placement

On March 10, 2022 (the “Issuance Date”), the Company entered into a Securities Purchase Agreement with Leonite Fund I, LP, an accredited investor (the “March 2022 Investor”), to provide for the sale by the Company to the March 2022 Investor of a Senior Secured Promissory Note in the aggregate principal amount of $568,181.82 (the “March 2022 Note”, and, the “Financing”), to be paid by the March 2022 Investor to the Company in two tranches (each, a “Tranche”). The first Tranche consists of a payment by the March 2022 Investor to the Company on the Issuance Date of $250,000, from which the March 2022 Investor retained $10,000 to cover its legal fees. A second Tranche consisting of $250,000 will be paid by the March 2022 Investor to the Company upon the Company achieving net earnings in excess of $45,000 in two (2) consecutive calendar quarters during the 12 month period following the Issuance Date, less $5,000 which the March 2022 Investor will retain to cover its legal fees, resulting in an aggregate amount of up to $500,000 in total proceeds to be received by the Company in the Financing. The principal amount of the March 2022 Note includes an Original Issue Discount of $68,181.82 (the “OID”), resulting in an aggregate of up to $500,000 in total proceeds received by the Company in the Financing. The OID will be earned upon each Tranche on a pro-rata basis. (For example: upon the advance of the first Tranche, $34,090.91 will be added to the principal amount of the outstanding Note in addition to the amount advanced, and the total amount owed, or the total principal amount, will be $284,090.91.) In addition to the March 2022 Note, the March 2022 Investor also received (i) 3,000,000 shares of common stock of the Company (the “Shares”), and (ii) a common share purchase warrant (the “Warrant”, and together with the March 2022 Note and the Shares, the “Securities”) to acquire 5,000,000 shares of common stock of the Company. The Warrant is exercisable for five(5) years at an exercise price of $0.12 per share. The closing of the Financing in the amount of $250,000 occurred on March 10, 2022.

The maturity date (the “Maturity Date”) for each Tranche is at the end of the period that begins on the date each Tranche is advanced and ends twelve (12) months thereafter, and interest associated with the March 2022 Note will reset daily and accrue at a rate equal to the greater of 14% per annum or WSJ Prime plus 6%, which is payable monthly by the Company. The March 2022 Note may be prepaid by the Company in whole or in part at any time, at 110% of the outstanding principal and accrued interest. In the event of default by the Company of the March 2022 Note, any amount of principal plus interest due will bear interest at the lesser of the rate of 24% per annum or the maximum legal amount permitted by law. The March 2022 Note and the Warrant carry standard anti-dilution provisions. In addition, pursuant to the March 2022 Note we agreed to file a Form S-1 Registration Statement to register the Securities. The March 2022 Note might be accelerated if an event of default occurs under the terms of the March 2022 Note, including, but not limited to, the Company’s failure to pay principal and interest when due, certain bankruptcy events or if the Company is delinquent in its SEC filings. The Warrant may not be exercised by the March 2022 Investor into more than 4.99% of the Company’s outstanding common stock at any point in time.

If prior to the Maturity Date, the Company enters a subsequent financing on terms that are more favorable to the investor(s) in the subsequent financing than the terms of the Financing, the terms of the Financing will be amended to include such better terms so long as the March 2022 Note is outstanding. In addition, the March 2022 Investor has the right of first refusal on any financing so long as the March 2022 Note is outstanding. Additionally, the March 2022 Investor has the right to be repaid 100% of the remaining balance of principal and interest under the March 2022 Note from the net cash proceeds of any future financing or asset sale closed on by the Company, provided, however, that the repayment obligation will only be applicable to up to 50% of the first $500,000 in the aggregate generated by the Company from any future financing proceeds. Further, the March 2022 Investor has the right to participate in any future offering by the Company for a period of eighteen (18) months from the Issuance Date for an amount up to the Financing amount in strict accordance with the terms of such future offering. In addition, the Company is required to file a Registration Statement on Form S-1 with the SEC to register the Shares, and the shares of common stock issuable upon exercise of the Warrant.

The obligations of the Company under the March 2022 Note constitute a first priority security interest and rank senior with respect to any and all indebtedness of the Company existing prior to or incurred as of or following the initial Issuance Date. The obligations of the Company under the March 2022 Note are secured pursuant to the Security and Pledge Agreement entered into between the Company and the March 2022 Investor on the Issuance Date. So long as the Company has any obligation under the March 2022 Note, the Company will not incur or suffer to exist or guarantee any indebtedness that is senior to or pari passu with the Company’s obligations under the March 2022 Note. The March 2022 Note is secured by the assets of the Company.

The Company claims an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) for the private placement of the Securities pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act. The March 2022 Investor is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act. The March 2022 Note is a debt obligation arising other than in the ordinary course of business which constitutes a direct financial obligation of the Company.

The foregoing information is a summary of each of the agreements involved in the transactions described above, is not complete, and is qualified in its entirety by reference to the full text of those agreements, each of which is attached an exhibit to this prospectus. Readers should review those agreements for a complete understanding of the terms and conditions associated with this transaction.

Corporate History

The Company was incorporated in the State of California on July 19, 1983, as Quality Associates, Inc., and changed its name to ComputerMarketplace, Inc. in June 1987. In March 1993, ComputerMarketplace, Inc. (i) changed its name to Computer Marketplace(R), Inc. (“Computer Marketplace(R)”) and (ii) changed its state of incorporation from California to Delaware. On August 27, 1999, the Company changed its trading symbol on the OTC Bulletin Board from “MKPL” to “EMKT” in contemplation of its name change to eMarketplace Inc., which such name change was effectuated on September 17, 1999.

On February 10, 2006, the Company filed a Certificate of Incorporation with the State of Delaware to redomicile the Company in the State of Delaware with 100,000,000 authorized shares of common stock $0.001 par value per share.

On March 3, 2006, the Company filed a Certificate of Amendment of Certificate of Incorporation to (i) change the name of the Company from eMarketplace Inc. to Smart Card Marketing Systems, Inc., and (ii) effect a reverse stock split of its issued and outstanding shares of common stock at a ratio of 1000:1, while maintaining its number of authorized shares of common stock at 100,000,000 shares. Additionally, on March 3, 2006, the Company changed its stock symbol from “EMKT” to “SMKG”.

On March 15, 2006, the Company entered into a definitive share exchange agreement (the “Share Exchange Agreement”) with the shareholders (the “Smart Card Canada Shareholders”) of Smart Card Marketing Systems Inc., a Canadian corporation (“Smart Card Canada”), pursuant to which the Company agreed to acquire from the Smart Card Canada Shareholders all of the issued and outstanding shares of common stock of Smart Card Canada held by the Smart Card Canada Shareholders in exchange for 53,999,999 restricted shares of common stock of the Company (the “Share Exchange Transaction). The Share Exchange Transaction closed on March 15, 2006 (the “Closing Date”). As a result of the consummated Share Exchange Transaction, our operations and management shifted to that of Smart Card Canada.

On January 8, 2008, the Company filed a Form 15 with the Securities and Exchange Commission to deregister the Company’s shares of common stock and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On October 26, 2012, the Company filed a Certificate of Amendment of Certificate of Incorporation with the State of Delaware to increase its number of authorized shares of common stock from 100,000,000 to 300,000,000 shares.

On February 22, 2018, the Company filed a Certificate of Amendment of Certificate of Incorporation with the State of Delaware to increase its number of authorized shares of common stock from 300,000,000 to 500,000,000 shares.

Corporate Information

The Company was incorporated in the State of California on July 19, 1983, subsequently changed its state of incorporation to Delaware in March 1993, and redomiciled in the State of Delaware on February 10, 2006. The Company changed its name to Smartcard Marketing Systems, Inc. on March 3, 2006.

Our corporate headquarters is located at 20C Trolley Square, Wilmington, DE 19806. Our corporate telephone number is 844-843-7296. Our website address is www.smartcardmarketingsystems.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus or any prospectus supplement.

Risks Factor Summary

The following is a summary of the more significant risks relating to our Company. A more detailed description of each of the risks can be found below in this prospectus under the caption “Risk Factors.” Our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in the section entitled “Risk Factors” in this prospectus, as well as the other risks described in the section captioned “Risk Factors.”

Risks Related to our Business

●	We have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.
●	We have not generated a significant amount of net income and may not be able to sustain profitability or positive cash flow.
●	We will need substantial additional funding to continue our operations, which could result in significant dilution or restrictions on our business activities. We may not be able to raise capital when needed, if at all, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts and could cause our business to fail.
●	We are heavily dependent on the success of our lead product candidates (which are in various stages of development), which will require significant additional efforts to develop and may prove not to be viable for commercialization.
●	We will need to grow the size of our organization, and we may experience difficulties in managing any growth we may achieve.
●	If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market and our business would be harmed.
●	If we are not able to attract and retain highly qualified personnel, we may not be able to successfully implement our business strategy.
●	We have identified weaknesses in our internal controls and there can be no assurance that these weaknesses will be effectively remediated or that additional weaknesses will not occur in the future.
●	Our share price is expected to be volatile and may be influenced by numerous factors, some of which are beyond our control.

 Risks Related to our Industry

●	The market for cloud solutions and mobility applications is highly competitive and we may be unable to compete effectively.
●	We may be unable to respond to rapid technological changes with new solutions in a timely and cost-effective manner.
●	Any significant disruption in service on our computer systems or caused by our third-party storage and system providers could damage our reputation and result in a loss of customers.
●	If a cyber-attack was able to breach our security protocols and disrupt our data protection platform and solutions, and any such disruption could increase our expenses, damage our reputation, harm our business and adversely affect our stock price.
●	The extent to which the COVID-19 pandemic could disrupt or adversely impact our future business, financial condition and results of operations is highly uncertain and cannot be predicted.
●	Our services are dependent on our customers’ continued access to high-speed internet and the continued reliability of the internet infrastructure.
●	We may not be able to retain our existing customers.
●	A decline in demand for our services would cause our revenue to decline.
●	We are partially dependent on third-party distributors to generate new customers and such relationships may be terminated or may not continue to generate new customers.
●	We may be unable to sustain market recognition or brand loyalty and we may lose customers or fail to increase the number of our customers.
●	We are subject to governmental regulation and other legal obligations related to privacy and any actual or perceived failure to comply with such obligations would harm our business.
●	Errors, failures, bugs in or unavailability of our solutions released by us could result in negative publicity, damage to our brand, returns, loss of or delay in market acceptance of our solutions, loss of competitive position, or claims by customers or others.
●	We face many risks associated with our growth and expansion plans, including relating to our intended international expansion.
●	Challenges faced by our partner banks may also have a direct impact on our business and create harm.
●	The loss of one or more of our key personnel, or our failure to attract, integrate, and retain other highly qualified personnel, could harm our business and growth prospects.

Risks Related to Intellectual Property

●     Assertions by a third party that our solutions infringe its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses.

Risks Relating to our Common Stock and Securities

●     Our stock price has fluctuated in the past, has recently been volatile and may be affected by limited trading volume and price fluctuations.

●     We may be subject to the SEC’s penny stock regulations.

●     Upon exercise of our outstanding warrants we will be obligated to issue a substantial number of additional shares of common stock which will dilute our present shareholders and may cause our stock price to decline.

●     We may issue preferred stock without approval of our shareholders and have other antitakeover defenses which may make it more difficult for a third party to acquire us and could depress our stock price.

●     We do not intend to pay cash dividends for the foreseeable future.

Please see “Risk Factors” beginning on page 20 of this prospectus for a more detailed discussion of these risks. Additional risks, beyond those summarized above or discussed under the caption “Risk Factors” or described elsewhere in this prospectus may also materially and adversely impact our business, operations or financial results.

SUMMARY OF THE OFFERING

Common Stock outstanding before the Offering	491,892,061

Common Stock offered by selling stockholders	13,500,000

Common Stock Outstanding after the Offering	491,892,061 (1)

Use of Proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders

OTC Markets Trading Symbol	SMKG

Risk Factors	The Common Stock offered hereby involve a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See the section entitled “Risk Factors” beginning on page 20 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

(1)	Assumes that none of the warrants for an aggregate of 5,000,000 shares of our common stock issued to the investor in the 2022 Private Placement have been exercised.

As of the date of this filing, there are no additional offers for shares, nor any options, warrants, or other rights for the issuance of additional shares except those described herein.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties we describe below. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, which we believe are relevant to an investment in our securities. If any of these risks materialize, our business, consolidated results of operations or consolidated financial condition could suffer, the price of our securities could decline substantially and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in our securities.

Risks Related to Financial Position

We are an early-stage technology company and have a history of significant operating losses; we expect to continue to incur operating losses, and we may never achieve or maintain profitability.

As a development stage company, we do not currently have revenues to generate cash flows to cover operating expenses. Since our inception, we have incurred operating losses in each year due to costs incurred in connection with research and development activities and general and administrative expenses associated with our operations. For the years ended December 31, 2021 and 2020, we incurred net losses of approximately $988,941 and $1,736,037, respectively. As of September 30, 2022 and December 31, 2021, we had an accumulated deficit of $8,770,263 and $7,428,598, respectively.

We expect to incur losses for the foreseeable future as we continue the development of technology products. If we fail to become profitable, or if we are unable to fund our continuing losses, our shareholders could lose all or a substantial part of their investment.

We will need substantial additional funding to operate our business and such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

The development and commercialization of new technologies entails significant costs. As we are in early stage of the engineering, electronics, algorithm and mechanical aspects of our software solutions and applications, we still must develop, modify, refine and finalize them. To enable us to accomplish these and other related items and continue to operate our business, we will need to raise substantial additional capital, or enter into strategic partnerships, to enable us to:

●	build or access development and commercialization capabilities;

●	Develop and test market our products;

●	acquire or license additional internal systems and other infrastructure; and

● ●	hire and support additional management and software development personnel. test and certify with regulatory agencies in the countries where we seek to deploy our products and services.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through the establishment of possible strategic alliances. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are not able to secure additional equity funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical studies, development programs or future commercialization initiatives.

In addition, any additional equity funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our common stock is lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing that we obtain in the future could involve substantial restrictions on activities and creditors could seek a pledge of some or all of our assets. We have not identified potential sources for such financing that we will require, and we do not have commitments from any third parties to provide any future debt financing. If we fail to obtain funding as needed, we may be forced to cease or scale back operations, and our results, financial condition and stock price would be adversely affected.

We will need substantial additional funding to continue our operations, which could result in significant dilution or restrictions on our business activities. We may not be able to raise capital when needed, if at all, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts and could cause our business to fail.

Our operations have consumed substantial amounts of cash since inception. We expect to need substantial additional funding to pursue the development of our software solutions and applications and launch and commercialize such products.

We raised gross proceeds to us of $250,000 under the 2022 Private Placement. Even after giving effect to the 2022 Private Placement, we will require significant additional capital for the further development and commercialization of our products (which are in various stages of design and development) and may need to raise additional funds sooner if we choose to and are able to expand more rapidly than we currently anticipate. Further, we expect our expenses to increase in connection with our ongoing activities. In addition, we expect to incur significant commercialization expenses related to product development, marketing, sales and distribution.

Furthermore, we expect to incur additional costs associated with operating as a public company. We may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase our capital needs and/or cause us to spend our cash resources faster than we expect. Accordingly, we will need to obtain substantial additional funding in order to continue our operations.

To date, we have financed our operations through a mix of equity investments from private investors, the incurrence of debt, and technology licensing revenues, and we expect to continue to utilize such means of financing for the foreseeable future. Additional funding from those or other sources may not be available when or in the amounts needed, on acceptable terms, or at all.

If we raise capital through the sale of equity, or securities convertible into equity, it would result in dilution to our then existing stockholders, which could be significant depending on the price at which we may be able to sell our securities. For instance, in connection with the closing of the 2022 Private Placement, we issued an aggregate of 3,000,000 shares of our common stock to the investor in that offering as well as warrants exercisable for an additional 5,000,000 shares.

If we raise additional capital through the incurrence of indebtedness, we may become subject to covenants restricting our business activities, and holders of debt instruments may have rights and privileges senior to those of our equity investors. In addition, servicing the interest and principal repayment obligations under debt facilities could divert funds that would otherwise be available to support research and development or commercialization activities.

If we are unable to raise capital when needed on commercially reasonable terms, we could be forced to delay, reduce or eliminate our research and development for our technologies or any future commercialization efforts. Any of these events could significantly harm our business, financial condition and prospects.

We may never achieve profitability.

Because of the numerous risks and uncertainties associated with the development and commercialization of software solutions and applications, we are unable to accurately predict the timing or amount of future revenue or expenses or when, or if, we will be able to achieve profitability. We have financed our operations primarily through contributions from our founders, the issuance and sale of equity and equity linked securities, and technology licensing sales. The size of our future net losses will depend, in part, on the rate of growth or contraction of our expenses and the level and rate of growth, if any, of our revenues. We expect to continue to expend substantial financial and other resources on, among other things:

●	investments to expand and enhance our platforms and technology infrastructure, make improvements to the scalability, availability and security of our platforms, and develop new products;

●	sales and marketing, including expanding our indirect sales organization and marketing programs;

●	expansion of our operations and infrastructure, both domestically and internationally; and

●	general administration, including legal, accounting and other expenses related to being a public company.

If we are unable to successfully commercialize our products or if revenue from any of our products that receives marketing approval is insufficient, we will not achieve profitability. Furthermore, even if we successfully commercialize our products, our planned investments may not result in increased revenue or growth of our business. We may not be able to generate net revenues sufficient to offset our expected cost increases and planned investments in our business and platform. As a result, we may incur significant losses for the foreseeable future, and may not be able to achieve and sustain profitability. If we fail to achieve and sustain profitability, then we may not be able to achieve our business plan, fund our business or continue as a going concern.

Our quarterly results may fluctuate significantly and period-to-period comparisons of our results may not be meaningful.

Our quarterly results, including the levels of future revenue, if any, our operating expenses and other costs, and our operating margins, may fluctuate significantly in the future, and period-to-period comparisons of our results may not be meaningful. This may be especially true to the extent that we do not successfully implement our business model. Accordingly, the results of any one period should not be relied upon as an indication of our future performance. In addition, our quarterly results may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly results include, but are not limited to:

●	the timing of commercial sales for our products in various stages of development;

●	our ability to successfully implement our business model;

●	our ability to attract and retain distribution networks, customers and to expand our business;
●	changes in our pricing policies or those of our competitors;

●	the timing of our recognition of revenue and the mix of our revenues during the period;

●	the amount and timing of operating expenses and other costs related to the maintenance and expansion of our business, infrastructure and operations;

●	the amount and timing of operating expenses and other costs related to the development or acquisition of businesses, services, technologies or intellectual property rights;

●	the timing and costs associated with legal actions;

●	changes in the competitive dynamics of our industry, including consolidation among competitors or customers;

●	loss of our executive officers or other key employees;

●	industry conditions and trends that are specific to the vertical markets in which we sell or intend to sell our products; and

●	general economic and market conditions.

Fluctuations in quarterly results may negatively impact the value of our common stock, regardless of whether they impact or reflect the overall performance of our business. If our quarterly results fall below the expectations of investors or any securities analysts who follow our shares, or below any guidance we may provide, the price of our ordinary shares could decline substantially.

Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

We incur expenses in U.S. Dollars and our functional currency is the U.S. dollar. However, increased international sales in the future may result in foreign currency denominated sales, resulting in potential foreign currency risk. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. which could adversely affect our financial condition and results of operations.

Risks Related to Our Company, Business, and Industry

Changes in the configuration of the technology underlying our products under development may result in additional costs or delay.

As products are developed through towards commercialization, it is common that various aspects of the development program, such as programming methods and configuration, are altered along the way in an effort to optimize processes and results. Any changes we make carry the risk that they will not achieve the intended objectives. Any of these changes could cause our products under development to perform differently. Such changes may also require additional testing. This could delay completion of products, increase costs, and jeopardize our ability to commence sales and generate revenue.

Our management has a limited experience operating a public company and are subject to the risks commonly encountered by early-stage companies.

Although management of the Company has experience in operating small companies, current management has not had to manage expansion while being a public company. In addition, management has not overseen a company with large growth. Because we have a limited operating history, our operating prospects should be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks include:

●	risks that we may not have sufficient capital to achieve our growth strategy;

●	risks that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers’ requirements;

●	risks that our growth strategy may not be successful; and

●	risks that fluctuations in our operating results will be significant relative to our revenues.

These risks are described in more detail below. Our future growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business would be significantly harmed.

We have a history of operating losses and we will need additional financing to meet our future long-term capital requirements.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. As of September 30, 2022, we had an accumulated deficit of $8,770,263. We have not achieved sustainable profitability on an annual basis. We may not be able to reach a level of revenue to achieve profitability. If our revenues grow slower than anticipated, or if operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress our stock price.

We may need significant additional capital, which we may be unable to obtain.

We may need to obtain additional financing over time to fund operations. Our management cannot predict the extent to which we will require additional financing and can provide no assurance that additional financing will be available on favorable terms or at all. The rights of the holders of any debt or equity that may be issued in the future could be senior to the rights of common shareholders, and any future issuance of equity could result in the dilution of our common shareholders’ proportionate equity interests in our company. Failure to obtain financing or an inability to obtain financing on unattractive terms could have a material adverse effect on our business, prospects, results of operation and financial condition.

Our resources may not be sufficient to manage our potential growth; failure to properly manage our potential growth would be detrimental to our business.

We may fail to adequately manage our potential future growth. Any growth in our operations will place a significant strain on our administrative, financial and operational resources, and increase demands on our management and on our operational and administrative systems, controls and other resources. We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing and sales staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. To the extent we acquire businesses, we will also need to integrate and assimilate new operations, technologies and personnel. If we are unable to manage growth effectively, such as if our sales and marketing efforts exceed our capacity to install, maintain and service our products or if new employees are unable to achieve performance levels, our business, operating results and financial condition could be materially and adversely affected.

Our financial situation creates doubt whether we will continue as a going concern.

We only have enough capital resources on hand to operate as-is for another 6 months. Since inception, the Company has generated minimal revenues and has incurred losses and reported losses for the period from inception through September 30, 2022. Further, we expect to incur a net loss for the fiscal year ending December 31, 2022, primarily as a result of increased operating expenses. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment. Our auditors have indicated that these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

We will need to increase the size of our organization, and we may be unable to manage rapid growth effectively.

Our failure to manage growth effectively could have a material and adverse effect on our business, results of operations and financial condition. We anticipate that a period of significant expansion will be required to address possible acquisitions of business, products, or rights, and potential internal growth to handle licensing and research activities. This expansion will place a significant strain on management, operational and financial resources. To manage the expected growth of our operations and personnel, we must both improve our existing operational and financial systems, procedures and controls and implement new systems, procedures and controls. We must also expand our finance, administrative, and operations staff. Our current personnel, systems, procedures and controls may not adequately support future operations. Management may be unable to hire, train, retain, motivate and manage necessary personnel or to identify, manage and exploit existing and potential strategic relationships and market opportunities.

We are dependent on the continued services and performance of our senior management, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and continuing contributions of our senior management to execute our business plan, and to identify and pursue new opportunities and product innovations. The loss of services of senior management, could significantly delay or prevent the achievement of our strategic objectives. The loss of the services of senior management for any reason could adversely affect our business, prospects, financial condition and results of operations.

We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from developing our products, require us to obtain licenses from third parties or to develop non-infringing alternatives and subject us to substantial monetary damages.

Third parties could, in the future, assert infringement or misappropriation claims against us with respect to products we develop. Whether a product infringes a patent or misappropriates other intellectual property involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of others. Our potential competitors may assert that some aspect of our product infringes their patents. Because patent applications may take years to issue, there also may be applications now pending of which we are unaware that may later result in issued patents upon which our products could infringe. There also may be existing patents or pending patent applications of which we are unaware upon which our products may inadvertently infringe.

Any infringement or misappropriation claim could cause us to incur significant costs, place significant strain on our financial resources, divert management’s attention from our business and harm our reputation. If the relevant patents in such claim were upheld as valid and enforceable and we were found to infringe them, we could be prohibited from selling any product that is found to infringe unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain such a license on terms acceptable to us, if at all, and we may not be able to redesign our products to avoid infringement. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, or selling products, and could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties

We may not be successful in the implementation of our business strategy or our business strategy may not be successful, either of which will impede our development and growth.

Our business strategy is to develop products and services that integrate throughout fintech, mobile payment, and point-of-sale technology ecosystems. Our ability to implement this business strategy is dependent on our ability to:

●	Distinguish ourselves in a very competitive market;

●	Establish brand recognition and customer loyalty; and

●	Manage growth in administrative overhead costs during the initiation of our business efforts.

We do not know whether we will be able to continue successfully implementing our business strategy or whether our business strategy will ultimately be successful. In assessing our ability to meet these challenges, a potential investor should take into account our need for significant amounts of capital to fund software development and execute licenses and brand recognition, our management’s relative inexperience, the competitive conditions existing in our industry and general economic conditions. Our growth is largely dependent on our ability to successfully implement our business strategy. Our revenues may be adversely affected if we fail to implement our business strategy or if we divert resources to a business that ultimately proves unsuccessful.

We must effectively manage the growth of our operations, or our company will suffer.

Our business consists of software, firmware, and middleware solutions for mobile payments processing and point-of-sale technologies. Expansion of our operations, to include the development of all our portfolio, may also cause a significant demand on our management, finances and other resources. Our ability to manage the anticipated future growth, should it occur, will depend upon a significant expansion of our accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve, procedures and controls in an efficient manner at a pace consistent with our business could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that our attempts to expand our marketing, sales, manufacturing and customer support efforts will be successful or will result in additional sales or profitability in any future period.

We have limited existing brand identity and customer loyalty; if we fail to market our brand to promote our service offerings, our business could suffer.

Because of our limited commercialization of our products, we currently do not have strong brand identity or brand loyalty. We believe that establishing and maintaining brand identity and brand loyalty is critical to attracting customers once we have commercially viable products offered by usies. In order to attract customers to our products, we may be forced to spend substantial funds to create and maintain brand recognition among consumers. We believe that the cost of our sales campaigns could increase substantially in the future. If our branding efforts are not successful, our ability to earn revenues and sustain our operations will be harmed. Promotion and enhancement of our products and services will depend on our success in consistently providing high-quality products and services to our customers.

In 2021 and 2020, three and two customers, respectively, comprised 100% of our customer base and revenue streams.

We derive our revenues from licensing and processing fees generated from our products and services, including third party embedded vendors. This concentration of customers places at enormous financial risk should an account with one of our customers be disrupted or discontinued, whether by our own actions, market forces, or some other cause. In 2017, our three primary customers were Veritaspay Philipines, Inc., Axepay, Inc., and ICICI Bank of India, representing 14.7%, 47.3%, and 38.0% of total revenues. In 2018, 81% of revenues were derived from ICICI Bank of India and 16.4% were derived from AxePay, Inc. The remaining 2.6% was derived from miscellaneous services. In 2019, 44.09% of our revenues were derived from ICICI Bank of India and 55.1% were derived from AxePay, Inc. Veritaspay Philipines, Inc. and the Company no longer have any affiliation. Contact Innovations, Inc. is in Ontario and is our partner vendor servicing ICICI Bank of India. In 2020 and 2021, the Company grew its number of customers in various industries and has been licensing its technologies in its portfolio. Any shift in international politics, the regulation of the payment space, or global competition could impact our relationship with these customers and losing these customers would drastically reduce our yearly revenues. The instability of governments related to limitations of Covid-19 and access to travel to and from these countries, and the current war between Russia and Ukraine, may create restrictions or sanctions which may pose a risk to our business. In addition, our business activity and cross-border payment rails within China are always subject to risk if China imposes sanctions on US and/or Canada companies.

A competitor with a stronger or more suitable financial position may enter our marketplace.

The success of our business primarily depends on the success our products and their market performance, compared to rival technologies offered by a competitor. If a direct competitor arrives in our market, achieving market acceptance for our services may require additional marketing efforts and the expenditure of significant funds, the availability of which we cannot be assured, to create awareness and demand among customers. We have limited financial, personnel and other resources to undertake additional marketing activities. Accordingly, no assurance can be given that we will be able to win business from a stronger competitor.

Litigation may harm our business.

Substantial, complex or extended litigation could cause us to incur significant costs and distract our management. For example, lawsuits by employees, stockholders, collaborators, distributors, customers, competitors or others could be very costly and substantially disrupt our business. Disputes from time to time with such companies, organizations or individuals are not uncommon, and we cannot assure you that we will always be able to resolve such disputes or on terms favorable to us. Unexpected results could cause us to have financial exposure in these matters in excess of recorded reserves and insurance coverage, requiring us to provide additional reserves to address these liabilities, therefore impacting profits.

Six Shareholders own approximately or have the right to vote on 52.94% of our outstanding common stock. As a result, these shareholders have substantial voting power in all matters submitted to our stockholders for approval including:

●	Election of our board of directors;

●	Removal of any of our directors;

●	Amendment of our Certificate of Incorporation or bylaws;

●	Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and position, these shareholders are able to substantially influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, the future prospect of sales of significant amounts of shares held by these shareholders could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in the Company may decrease. Their stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

We depend on the knowledge and skills of our senior management.

We have benefited substantially from the leadership and performance of our senior management. Our success will depend on our ability to retain our current management, and recruit additional management personnel. Competition for senior management in our industry is intense and we cannot guarantee that we will be able to retain our personnel, or recruit additional personnel. The loss of the services of certain members of our senior management could prevent or delay the implementation and completion of our strategic objectives or divert management’s attention to seeking qualified replacements.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the foreign persons named in this registration statement in the United States or in foreign countries, or to assert U.S. securities laws claims in foreign countries or serve process on our officers and directors and these experts.

While we are incorporated in the State of Delaware, currently a majority of our directors and executive officers are not residents of the United States, and the foreign persons named in this in this registration statement of which this prospectus forms a part are located outside of the United States. The majority of our assets are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or foreign court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in foreign countries. Foreign courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that foreign countries are not necessary the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that foreign law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign countries law. There is little binding case law in foreign countries addressing the matters described above.

We may be subject to numerous and varying privacy and security laws, and our failure to comply could result in penalties and reputational damage.

We are subject to laws and regulations covering data privacy and the protection of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which may affect our business. In the U.S., numerous federal and state laws and regulations, including state security breach notification laws, state information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of personal information. Each of these laws is subject to varying interpretations by courts and government agencies, creating complex compliance issues for us. If we fail to comply with applicable laws and regulations we could be subject to penalties or sanctions, including criminal penalties if we knowingly obtain or disclose individually identifiable health information from a covered entity in a manner that is not authorized or permitted.

Other countries have, or are developing, laws governing the collection, use and transmission of personal information as well. The EU and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. In the EU, for example, effective May 25, 2018, the GDPR replaced the prior EU Data Protection Directive (95/46) that governed the processing of personal data in the European Union. The GDPR imposes significant obligations on controllers and processors of personal data, including, as compared to the prior directive, higher standards for obtaining consent from individuals to process their personal data, more robust notification requirements to individuals about the processing of their personal data, a strengthened individual data rights regime, mandatory data breach notifications, limitations on the retention of personal data, and strict rules and restrictions on the transfer of personal data outside of the EU, including to the U.S. The GDPR also imposes additional obligations on, and required contractual provisions to be included in, contracts between companies subject to the GDPR and their third-party processors that relate to the processing of personal data.

Any failure to comply with the requirements of GDPR and applicable national data protection laws of EU member states, could lead to regulatory enforcement actions and significant administrative and/or financial penalties against us (fines of up to Euro 20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher), and could adversely affect our business, financial condition, cash flows and results of operations.

If we are unable to establish sales and marketing capabilities or fail to enter into agreements with third parties to market and sell any products we may successfully develop, we may not be able to effectively market and sell any such products and generate product revenue.

We do not currently have the infrastructure for the sales, marketing and distribution of any of our products, and must build this infrastructure or make arrangements with third parties to perform these functions in order to commercialize any products that we may successfully develop. The establishment and development of a sales force, either by us or jointly with a development partner, or the establishment of a contract sales force to market any products we may develop will be expensive and time-consuming and could delay any product launch. If we, or our development partners, are unable to establish sales and marketing capability or any other non-technical capabilities necessary to commercialize any products we may successfully develop, we will need to contract with third parties to market and sell such products. We may not be able to establish arrangements with third-parties on acceptable terms, if at all.

If we are not able to develop a strong brand and/ or increase market awareness for our products, then our business, results of operations and financial condition may be adversely affected.

We believe that the success of our products will depend in part on our ability to develop a strong brand identity for our company and products, and to increase the market awareness of our products and their capabilities, once these products are commercially launched. The successful promotion of our brand will depend largely on our continued marketing efforts and our ability to offer embedded payment services with our products and ensure that our technology provides the expected benefits. Our brand promotion and thought leadership activities may not be successful or produce revenue. In addition, independent industry analysts may provide reviews of our products and of competing products and services, which may significantly influence the perception of our products in the marketplace. If these reviews are negative or not as positive as reviews of our competitors’ products and services, then our brand may be harmed.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our industry becomes more competitive and as we seek to expand into new markets. These higher expenditures may not result in any increased revenue or in revenue that is sufficient to offset the higher expense levels. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

We expect that our ability to generate revenues and achieve profitability will require substantial growth in our business, which will put a strain on our management and financial resources. To manage this and our anticipated future growth effectively, including as we expand into new geographic regions, we must continue to maintain and enhance our information technology infrastructure, as well as our financial and accounting systems and controls. We also must attract, train and retain a significant number of qualified software and hardware developers and engineers, technical and management personnel, sales and marketing personnel and customer and channel partner support personnel. Failure to effectively manage our rapid growth could lead us to over-invest or under-invest in development and operations, result in weaknesses in our systems or controls, give rise to operational mistakes, losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees. Our growth could require significant capital expenditures and might divert financial resources from other projects such as the development of new products and services. If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or grow more slowly than expected, and we might be unable to implement our business strategy. The quality of our products and services might suffer, which could negatively affect our reputation and harm our ability to retain and attract channel partners or customers.

The continuing prevalence of the COVID-19 pandemic may adversely affect our operations and our capital raising efforts.

In late 2019, a novel strain of Coronavirus, also known as COVID-19, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread globally. Many countries around the world, have significant governmental measures implemented to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, limited access to nursing homes, hospitals and other medical institutes and other material limitations on the conduct of business. These measures have resulted in work stoppages and other disruptions. Our research and development activities, and sales and marketing efforts, depend, in part, on attendance at in-person meetings, industry conferences and other events, business visiting, and as a result some of our sales and marketing activities have been halted.

The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could have a material adverse impact on our operations and workforce, including our marketing and sales activities and ability to raise additional capital, which in turn could have a material adverse impact on our business, financial condition and results of operation.

If we fail to attract and retain key management and R&D personnel, we may be unable to successfully develop or commercialize our products.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our product development and commercialization efforts. As a company with a limited number of personnel, we are highly dependent on the development, commercial and financial expertise of the members of our senior management. The loss of such individuals or the services of any of our other senior management could delay or prevent the further development and potential commercialization of our products and, if we are not successful in finding suitable replacements, could harm our business. Our success also depends on our continued ability to attract, retain and motivate highly qualified management and technological personnel and we may not be able to do so in the future due to the intense competition for qualified personnel among high-technology and companies. If we are not able to attract and retain the necessary personnel, we may experience significant impediments to our ability to implement our business strategy.

We may seek to grow our business through acquisitions of complementary products or technologies, and the failure to manage acquisitions, or the failure to integrate them with our existing business, could have a material adverse effect on our business, financial condition and operating results.

From time to time, we may consider opportunities to acquire other products or technologies that may enhance our products, platform or technology, expand the breadth of our markets or customer base, or advance our business strategies. Potential acquisitions involve numerous risks, including:

●	problems assimilating the acquired products or technologies;

●	issues maintaining uniform standards, procedures, controls and policies;

●	unanticipated costs associated with acquisitions;

●	diversion of management’s attention from our existing business;

●	risks associated with entering new markets in which we have limited or no experience; and

●	increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters.

We have no current commitments with respect to any acquisition. We do not know if we will be able to identify suitable acquisitions, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies. Our potential inability to integrate any acquired products or technologies effectively may adversely affect our business, operating results and financial condition.

If we fail to increase or retain our number of payment corridors, or scope of the pay out and pay in countries, our business and operating results will be negatively impacted.

We must continue to retain and grow our number of payment corridors and the scope of our global networks to grow our business as our clients require a global payment and settlement network. Our business and operating results depends on the successful execution of our strategy, our ability to establish and/or maintain relationships with regulated third-party partners for our business, such as banks, financial institutions, MSBs, PSPs and payment card networks, as well as factors outside our control, including regulatory requirements and costs in key countries and the quality and scope of services provided by the regulated third parties that we partner with to complete our global network. In particular, the expansion of our network into new countries requires a close commercial relationship with one or more regulated partners such as local banks, financial institutions and/or other MSBs or PSPs which could delay, limit, or altogether prohibit the launch of our products and services in such countries which may impact how we service our customers. In addition, the local regulatory environment could have a significant impact on how we operate as the regulatory environment may vary widely in terms of scope and maturity. These areas are complex and fluid as they continually evolve and any significant failure to anticipate and successfully manage regulated third-party partners, the fluidity of any corridor, or the regulatory environment in any pay in/pay out countries may significantly impact our ability to increase, retain and/or grow the scope of our global network.

Our business may be adversely affected if we are unable to expand into or operate our business in international markets successfully.

We currently have operations in Canada, the United States, India, and the Philippines, and we have information technology and support operations in India and the Philippines. As part of our growth strategy, we may expand our operations by offering our products and services in additional regions where we have little or no experience, and by expanding our business in the jurisdictions in which we have operations. There will be challenges and a learning curve with respect to new business, sales and marketing, operational and regulatory areas in markets outside of our current operations. These challenges will include the presence of established competitors, our lack of experience in these new international markets, and in new regulatory requirements. In addition, we face challenges associated with entering and expanding in markets in which we have limited or no experience and in which we may not be well-known. Offering our products and services in new countries requires substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. We may be unable to attract new partners for our global network and provision of local products and services, we may be unable to attract new customers, and we may fail to anticipate competitors’ abilities or fail to tailor our products and services to these international markets in a cost effective and timely manner.

The development of our products and services on a global basis exposes us to risks relating to managing cross-border partnerships and operations, increased costs overall and challenges and costs protecting intellectual property and sensitive data, potentially adverse tax consequences, increased and ever-changing regulatory compliance requirements, lack of acceptance of our products and services, challenges caused by distance, language, and cultural differences, exchange rate risk and exposure to political instability. This means our strategy and efforts to develop and expand our global network as well as the global nature of our operations may not be successful, which could limit our ability to maintain or grow our business.

We partner and integrate with third parties to support our operations and services, including risk management, customer due diligence, payment processing, customer support, and settlements and payments, all of which exposes us to risks outside our direct control.

We are a technology company, and we partner with third parties to provide various services that are not our core business. The third-party providers that are integrated into our proprietary technology include KYC/KYB/AML and customer due diligence providers, transaction monitoring providers as well as risk management and information security programs for fraud related protection. As noted above, we also partner with an extensive network of regulated third party partners to deliver the global payment and settlement network. Any failure or interruption to the services provided by these third-party regulated partners and/or third-party providers may cause delay or failure to deliver our services and negatively impact our customer experience.

Our third-party service providers also support our business operations and processes, including customer support services, from various locations around the world. If such third-party partners become unable or unwilling to provide theses business process support services, we risk having delays in customer service or other interruptions in our business operations, which could have a negative impact on our reputation and lead to a loss of customers.

In addition, some of these third-party providers and/or regulated partners process personally identifiable information and customer payments. Any failure of these third parties to maintain adequate cybersecurity, data privacy, business continuity, fraud controls or other internal controls, could result in significant liability or financial loss to our customers and us. We could face regulatory or governmental consequences for any significant failure caused by such third-party service providers and/or partners as well as substantial costs associated with the remediation of such liability, either due to legal requirements or loss of customer trust and loyalty.

Our business is exposed to risks associated with the handling of customer funds through third party MSB’s and Gateway Processors.

Although we do not hold the funds of customers directly, as we are a technology company and not licensed to do so anywhere in the world, our technology directs the payment and settlement of customers fund via our regulated third-party partners. These regulated third-party partners provide the hold, manage, convert, and payment and settlement functions on behalf of our customers. All of these functions performed by various third parties subjects us to the risk of loss arising from situations such as fraud by employees or by third parties, execution of unauthorized transactions, errors relating to transaction processing, insolvency or liquidity events or failure for any reason, to deliver the third party services in a timely manner. The occurrence of any of these types of events may cause us financial loss and reputational harm.

Any failure to offer superior customer support may negatively impact our relationships with our customers which may adversely affect our business, financial condition, and results of operations.

In integrating, implementing, and using our platform, our customers depend on our support team to resolve any technical and operational issue on a 24/7 basis, including ensuring that our platform is properly integrated with the platforms of our third-party service providers and regulated partners. As we rely on these third parties to provide services, our ability to provide support is also dependent on the capabilities of the support teams of our third-party service providers. In addition, we will be faced with scaling challenges that coincide with growth including maintaining superior support services. We may not be able to respond on a timely basis to the increase in demand for customer support provided by our support team or by the support team of third-party service providers. This increased in demand for customer support without a corresponding increase in revenue may impact our operating results. In addition, any failure to provide and/or maintain superior customer support, may adversely affect our reputation and brand, and our ability to sell our platform to existing and prospective customers. If we do not retain existing customers, attract new customers, and/or increase our customers’ use of our platform, our business and financial results of our operations may be negatively impacted.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

We anticipate that our business will rapidly expand, and we will experience significant growth which will put a strain on our operations and employees. To manage our anticipated growth effectively, we must maintain and enhance our systems and controls, as well as our information technology, and security infrastructure. This growth depends in part on the ability of our existing and potential customers to access our platforms at any time and without delay.

Our platforms are proprietary, and we rely on the expertise our operations and software development teams for the uninterrupted performance of our platforms. We may experience, disruptions, delays, and other performance issues related to our platform due to factors, including infrastructure changes, introductions of new functionality, human or software errors, delays in scaling our technical infrastructure, failure to predict our infrastructure requirement, capacity issues as a result of a significant number of customers accessing our platforms simultaneously, denial-of-service attacks, third party service provider issues, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, ransomware, malware, or other events.

We are subject to risks relating to legal proceedings.

We are subject to various claims and legal actions arising in the ordinary course of its business. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence of any such litigation could harm our business, results of operations and financial condition. Results of actual and potential litigation are inherently uncertain. An unfavorable result in a legal proceeding could adversely affect our reputation, financial condition and operating results.

Our products’ position in the supply chain of payment processing makes us a frequent target of hackers.

The global payment processing space is rife with private and government-sponsored hackers of various nationalities, with varying levels of sophistication, pursuing various agendas. Though our products use highly sophisticated encryption technology and we do not store customer assets or money, should our products become compromised in some way by hackers, foreign or domestic, private or government-sponsored, it could result in a breach of customer privacy, potential theft of customer data, and even result in the loss of customer assets.

Failure of our information technology systems could significantly disrupt the operation of our business.

Our ability to execute our business plan and to comply with regulatory requirements with respect to data control and data integrity depends, in part, on the continued and uninterrupted performance of our information technology systems (“IT systems”). These systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, there are no assurances that electronic break-ins, computer viruses and similar disruptive problems, and/or sustained or repeated system failures or problems arising during the upgrade of any of our IT systems that interrupt our ability to generate and maintain data will not occur. The occurrence of any of the foregoing with respect to our IT systems could have a material adverse effect on our business, results of operations or financial condition.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

The market for our payment processing solutions and products is characterized by evolving technologies, changing industry standards, changing political and regulatory environments, frequent new product introductions and rapid changes in customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. In the future:

●	we may not be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards;

●	we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features; or

●	our new products and product features may not adequately meet the requirements of the marketplace and achieve market acceptance.

If we are unable to respond promptly and effectively to changing technologies and market requirements, we will be unable to compete effectively in the future.

There can be no assurance that we will successfully identify new product opportunities and develop and bring new products to market in a timely manner, or that the products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new product development efforts could have a material adverse effect on our business, results of operations and future growth.

If our technology and solutions cease to be adopted and used by public and private organizations, we may lose some of our existing customers and our operations will be negatively affected.

Our ability to grow depends significantly on whether public and private organizations adopt our technology and solutions as part of their new standards and whether we will be able to leverage our expertise into commercial solutions. If these organizations do not adopt our technology, we may not be able to penetrate some of the new markets we are targeting, or we may lose some of our existing customer base.

In order for us to achieve our growth objectives, our technologies and solutions must be adapted to and adopted in a variety of areas including, among others, physical access control, computer access control, and verification. Further, our payment processing technologies and solutions will need to be adopted by financial institutions, merchants and consumers.

We cannot accurately predict the future growth rate, if any, or the ultimate size of these markets. The growth of the market for our products and services depends on a number of factors such as the cost, performance and reliability of our products and services compared to the products and services of our competitors, customer perception of the benefits of our products and solutions, public perception of the intrusiveness of these solutions and the manner in which organizations use the information collected, customer satisfaction with our products and services and marketing efforts and publicity for our products and services. Our products and services may not adequately address market requirements and may not gain wide market acceptance. If our solutions or our products and services do not gain wide market acceptance, our business and our financial results will suffer.

We will be subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our anticipated operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations, if initiated, will be subject to certain anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), and other anti-corruption laws that apply in countries where we do business. The FCPA and other anti-corruption laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential FCPA violations and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. We also anticipate becoming subject to other laws and regulations governing our international operations, including regulations administered in the U.S. and in the EU, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations (collectively, “Trade Control Laws”). There can be no assurance that we will be completely effective in ensuring our compliance with all applicable anticorruption laws, including the FCPA or other legal requirements, such as Trade Control Laws. Any investigation of potential violations of the FCPA, other anti-corruption laws or Trade Control Laws by U.S., EU or other authorities could have an adverse impact on our reputation, our business, results of operations and financial condition. Furthermore, should we be found not to be in compliance with the FCPA, other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, as well as the accompanying legal expenses, any of which could have a material adverse effect on our reputation and liquidity, as well as on our business, results of operations and financial condition.

Regulatory changes or actions may alter or restrict the use of digital or crypto assets in a manner that adversely affects the Company’s operations and business.

Non-Fungible Tokens or NFTs rely on their underpinning cryptocurrency, primarily ETH. As digital assets have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming cryptocurrencies illegal and others allowing their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate its tokenization and NFT business. The effect of any future regulatory change on the Company or any digital and/or crypto assets that the Company may rely on is impossible to predict, but any such change could be substantial and adverse to the Company.

Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation. The effect of any future regulatory change could be substantial and adverse to the Company. Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use, or trade digital and/or crypto assets, or to exchange digital and/or crypto assets for fiat currency. By extension, similar actions by governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company’s shares. Any such restriction could result in materially and adversely affect the Company’s business, financial condition, and results of operations and may result in the Company liquidating its inventory of digital and/or crypto assets at unfavorable prices.

The Company has an evolving business model which is subject to various uncertainties.

As cryptocurrencies such as Ether and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. Future regulations may require us and/or our clients to change our or their business to comply fully with federal, state and international laws regulating cryptocurrencies such as Ether. To stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the Company’s business.

The Company is subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws or regulations could adversely affect the Company’s business, prospects, or operations.

Our business, our clients’ businesses, and our third-party financial service providers’ businesses are subject to extensive laws, rules, regulations, policies, and legal and regulatory guidance, including those governing securities, commodities, crypto asset custody, exchange and transfer, data governance, data protection, cybersecurity, and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital and crypto assets, and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us or our clients, and it is possible that governmental bodies and regulators may disagree with our or our clients’ conclusions.

To the extent the Company, our clients, or our third-party financial services partners have not complied with such laws, rules, and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our brand, reputation, business, operating results, and financial condition.

The crypto economy is new and has little to no access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of digital and/or crypto assets or digital and/or crypto asset platforms adverse to our business.

As digital and crypto assets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how crypto assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold crypto assets for users. Many of these entities have called for heightened regulatory oversight and have issued consumer advisories describing the risks posed by crypto assets to users and investors.

The crypto economy is in its early stage and has little to no access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential for crypto assets for illicit usage may affect statutory and regulatory changes with minimal or discounted inputs from the crypto economy. As a result, new laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that harm the crypto economy or crypto asset platforms, which could adversely impact our clients’ businesses and the Company’s operations, business, and value of the Company’s shares.

Cryptoassets’ status as a “security,” a “commodity” or a “financial instrument” in any relevant jurisdiction is subject to a high degree of uncertainty and if we or our clients are unable to properly characterize a crypto asset, we, or they, may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The legal test for determining whether any given crypto asset is a security (i.e. the Howey Test) is a highly complex, fact-driven analysis the outcome of which is difficult to predict. The SEC’s position on most other crypto assets, other than Ether, Bitcoin, and ICOs, is that it is up to market participants to determine whether or not a particular crypto asset is a “security.” The SEC generally does not provide advance guidance or confirmation on the status of any crypto asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Ether or Bitcoin are securities (in their current form). With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.” If Ether or any other supported crypto asset is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences. For instance, all transactions in such crypto asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such crypto asset to be traded, cleared, and custodied as compared to other crypto assets that are not considered to be securities.

Ongoing and future regulatory actions could effectively interfere with the Company’s and our clients’ operations limiting or preventing future revenue generation by the Company or rendering our operations obsolete. Such actions could severely impact our ability to continue to operate and our ability to continue as a going concern or to pursue our strategy at all, which would have a material adverse effect on the Company’s business, prospects, and operations.

The prices of digital assets are extraordinarily volatile.

Values of digital assets have historically been highly volatile. Several factors may affect the price of digital and/or crypto assets including, but not limited to supply and demand, investors’ expectations with respect to the rate of inflation, interest rates, currency exchange rates or future regulatory measures (if any) that restrict the trading of digital and/or crypto assets or the use of crypto assets as a form of payment. Additionally, some purportedly decentralized digital and/or crypto assets may be more centralized than widely believed, or may become more centralized over time, increasing the risk that an adverse event impacting an individual personality or entity could result in a reduction in the price of digital assets. While digital assets networks are typically decentralized and do not need to rely on any single government or institution to create, transmit and determine value, in reality a single personality or entity may have the ability to exert centralized authority over a network. Additionally, for digital and/or crypto assets that rely on miners, sophisticated miner groups may become unduly influential over time if system or bandwidth requirements become too high. Where a single personality or entity exerts an outsize influence, an adverse event impacting that individual or entity, such as an insolvency proceeding, could result in a reduction in the price of digital and/or crypto assets.

A lack of expansion by crypto assets into retail and commercial markets, or a contraction of such limited use as has developed to date, may result in increased volatility or a reduction in the value of that crypto asset or crypto assets generally, either of which could materially and adversely affect the operations and business of the Company and the value of the Company’s shares.

The loss or destruction of a private key required to access certain crypto assets or digital assets may be irreversible.

Cryptocurrencies and, by extension, NFTs, are controllable only by the possessor of the private key or keys relating to the “digital wallet” in which the digital asset is held. Private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital or crypto assets held in such wallet. To the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, the Company will be unable to access the crypto assets or NFTs held in the related digital wallet. Any loss of private keys relating to digital wallets used to store the Company’s crypto assets and NFTs for use in its operations could adversely affect its business and financial position and the value of the Company’s shares.

Digital asset transactions are irrevocable, and losses may occur.

Digital and crypto asset transactions are irrevocable and stolen or incorrectly transferred digital and/or crypto assets, including NFTs, may be irretrievable. Digital asset transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of digital assets will not be reversible. To the extent that the Company is unable to affect a corrective transaction with a third party or is incapable of identifying the recipient of its digital assets through error or theft, the Company will not be able to revert or otherwise recover any incorrectly transferred digital assets, or to convert or recover digital assets transferred to uncontrolled accounts.

Blockchain networks, digital and crypto assets, and the exchanges on which these assets are traded are dependent on internet infrastructure and susceptible to system failures, security risks and rapid technological change.

The success of crypto asset-based blockchain and other digital asset platforms will depend on the continued development of a stable public infrastructure, with the necessary speed, data capacity and security, and the timely development of complementary products such as high-speed modems for providing reliable internet access and services. Digital assets have experienced, and are expected to continue to experience, significant growth in the number of users and amount of content. There is no assurance that the relevant digital asset infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the technology will not be adversely affected by this continued growth. There is also no assurance that the infrastructure or complementary products or services necessary to make digital assets a viable product for their intended use will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs to adapt to changing technologies. The failure of these technologies or platforms or their development could materially and adversely affect the Company’s business and the value of the Company’s shares.

Proposed Ethereum upgrades to enhance the network’s scalability and throughput may not be delivered, and network congestion could cause users to migrate to other blockchains, which could materially and adversely affect the business of the Company.

Like all blockchain networks, rising adoption leads to network congestion, as space on decentralized ledgers is inherently scarce. From a design standpoint, striking a balance between security, decentralization, and scalability (or transactional throughput) is subject of great debate among innovators and has led to the creation of a variety of networks that take / make different trade-offs to achieve different outcomes. Pragmatically speaking, if network congestion rises to the point where transaction fees make it prohibitively expensive for average users to operate on the network, those users may stop using the network, and application developers may seek to build on other networks where users can afford to transact.

While no challenger networks have yet offered meaningful competition to Ethereum for either users or application developers, there is pressure on Ethereum protocol developers to deploy “Ethereum 2.0”, which promises significant scaling improvements and ease network congestion. If Ethereum 2.0 takes too long to launch, or doesn’t launch at all, an alternative blockchain network may attract users and developers, challenging Ethereum’s position as the most valuable and widely used smart contracting platform. Even if Ethereum 2.0 does launch, major protocol changes and upgrades are risky and there could be design flaws or bugs that could be exploited in ways that are difficult to anticipate. A reduction in Ethereum’s adoption or usage relative to challenger smart contracting networks could materially and adversely affect operations and the business of the Company.

We may not be able to compete with other companies, some of whom have greater resources and experience.

We may not be able to compete successfully against present or future competitors. We do not have the resources to compete with larger providers of similar products or services at this time. The crypto asset industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than we do. Competition from existing and future competitors could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. This competition from other entities with greater resources, experience and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan. If we are unable to expand and remain competitive, our business could be negatively affected which would have an adverse effect on the Company’s business and the value of the Company’s shares, which would harm our investors.

Risks related to NFTs, generally

Simply put, NFTs are unique, one-of-a-kind digital assets made possible by certain digital asset network protocols. Because of their non-fungible nature, NFTs introduce digital scarcity and have become popular as online “collectibles”, similar to physical rare collectible items, such as trading cards or art. Like real world collectibles, the value of NFTs may be prone to “boom and bust” cycles as popularity increases and subsequently subsides. Certain metadata pertaining to NFTs may be stored “offchain”, i.e., not on a decentralized digital asset network. If the entity behind an NFT project ceases hosting relevant metadata relating to NFTs, such NFTs may become worthless. If any of these events were to occur, it could adversely affect the businesses of our clients and the Company’s business and the value of the Company’s shares.

The Company’s NFT business is exposed to the potential misuse of digital assets and malicious actors

Since the existence of digital assets, there have been attempts to use them for speculation or malicious purposes. Although lawmakers increasingly regulate the use and applications of digital assets, and software is being developed to curtail speculative and malicious activities, there can be no assurance that those measures will sufficiently deter those and other illicit activities in the future. Advances in technology, such as quantum computing, could lead to a malicious actor or botnet (a voluntary or hacked collection of computers controlled by networked software coordinating the actions of the computers) being able to alter the blockchain on which digital asset transactions rely. In such circumstances, the malicious actor or botnet could control, exclude, or modify the ordering of transactions, or generate new digital assets or transactions, using such control. The malicious actor or botnet could double spend its own digital assets and prevent the confirmation of other users’ transactions for so long as it maintains control. Such changes could adversely affect the value of the Company’s shares.

The security procedures and operational infrastructure of the Company may be breached due to the actions of outside parties, error, or malfeasance of an employee of the Company or otherwise, and, as a result, an unauthorized party may obtain access to the Company’s digital asset accounts, private keys, data or crypto tokens. Additionally, outside parties may attempt to fraudulently induce employees of the Company to disclose sensitive information in order to gain access to the infrastructure of the Company. As the techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of the Company’s digital assets account occurs, the market perception of the effectiveness of its security protocols could be harmed and the value of the Company’s shares could be materially adversely affected.

The impact of geopolitical events on the supply and demand for crypto assets like Ether and BTC is uncertain.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies such as Ether and Bitcoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large scale acquisitions or sales of Ether and Bitcoin either globally or locally. Large scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect our and our clients’ businesses and our ability to pursue our strategy, which could have a material adverse effect on the Company’s operations and prospects and impact the Company’s business, profitability and the value of the Company’s shares

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in digital and crypto assets is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies such as Ether to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of crypto assets such as Ether in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to:

●	continued worldwide growth in the adoption and use of digital and crypto assets;
●	governmental and quasi-governmental regulation of crypto assets and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
●	changes in consumer demographics and public tastes and preferences;
●	the maintenance and development of the open-source software protocol of the network;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	general economic conditions and the regulatory environment relating to digital and crypto assets; and,
●	negative consumer sentiment and perception of Ether specifically and cryptocurrencies generally.

A decline in the adoption and use of digital and/or crypto assets could materially and adversely affect the performance of the Company.

As a result of digital and crypto assets being a relatively new asset class and a technological innovation, they are subject to a high degree of uncertainty. The adoption, growth and longevity of any digital and/or crypto asset will require growth in its usage and in the blockchain for various applications. A lack of expansion in use of digital and/or crypto assets and blockchain technologies could adversely affect the business and the financial performance of the Company.

In addition, there is no assurance that any digital and/or crypto assets will maintain their value over the long term. Even if growth in the use of any digital and/or crypto assets occurs in the near or medium term, there is no assurance that such use will continue to grow over the long term. A lack of expansion of digital assets into the retail and commercial markets may result in increased volatility or a reduction in the market price of these assets. Further, if fees increase for recording transactions on these blockchains, demand for digital assets may be reduced and prevent the expansion of the networks to retail merchants and commercial businesses, resulting in a reduction in the price of these assets. A contraction in use of any digital asset may result in increased volatility or a reduction in prices, which could materially and adversely affect the business of the Company and the value of the Company’s shares.

Banks may not provide banking services, or may cut off banking services, to businesses that provide digital and crypto asset-related services or that accept crypto assets as payment.

Although a number of significant U.S. banks and investment institutions allow customers to carry and invest in crypto assets, the acceptance and use by banks of crypto assets varies. While we expect Ether and Bitcoin to continue to gain greater acceptance by banks and investment institutions, we cannot accurately predict the level and scope of services that these institutions will offer to businesses engaging in Ether or other crypto asset related activities.

A number of companies that provide digital and/or crypto asset-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to digital and crypto asset-related companies, or companies that create or accept digital assets, for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide digital and crypto asset-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may decrease the usefulness of digital and crypto assets as a payment system and harm public perception of digital and crypto assets. Similarly, the usefulness of digital and crypto assets as a payment system and the public perception of digital and crypto assets could be damaged if banks were to close the accounts of many or of a few key businesses providing digital and crypto asset-related services.

This could decrease the market prices of digital and crypto assets, impact the business of the Company and adversely affect the value of the Company’s shares.

Market adoption of crypto assets has been limited to date and further adoption is uncertain.

Currently, there is relatively small use of crypto assets in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect an investment in the Company’s shares. Crypto assets have only recently become accepted as a means of payment for goods and services by certain major retail and commercial outlets, and use of crypto assets by consumers to pay such retail and commercial outlets remains limited. Conversely, a significant portion of crypto asset demand is generated by speculators and investors seeking to profit from the short or long-term holding of crypto assets. A lack of expansion by crypto assets into the retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the market price of these assets. Further, if fees increase for recording transactions on these blockchains, demand for crypto assets may be reduced and prevent the expansion of the networks to retail merchants and commercial businesses, resulting in a negative impact on the Company’s business and it prospects.

Risks related to Employee Trust and Increased risk of Employee Fraud

Given the permanent nature of transactions on the blockchain, as discussed elsewhere in these Risk Factors, the level of trust in employee conduct presents an additional layer of risk, for example, in trusting employees with cryptocurrency and wallet keys, to direct toward objectives. We operate minting teams for our clients whereby we engage in regular ETH and other crypto- based transactions, carried out by employees on behalf of the Company.

Transaction to Correct Recipient

Given the permanent nature of transactions on the blockchain, as discussed elsewhere in these Risk Factors, the importance of inputting recipient information (such as public key information) and verification of having received correct information from recipient in the first instance, which may be beyond control of the Company, may result in the loss of cryptocurrencies or digital assets, such as NFTs.

Introduction of new standards, potential for incompatibility, non-listing on platforms and obsolescence

ETH or other protocols could come up with new standards that make the existing EIP-721 standard15 inoperable or outdated. EIP-1155 and EIP-2981 and ones yet to be created or ones that have been invested prior but not yet exploited, may not be operable with the old standards. Interoperability, the ability to share information across different blockchain networks, without restrictions, could be impacted or entirely prevented by new protocols and affect the business of the Company.

Uninsured or uninsurable risks

The Company’s blockchain assets are uninsured and are susceptible to total loss in the event of a theft, security breach, employee error or IT malfunction. The Company takes every available precaution to reduce the risk of blockchain asset losses due to theft, security breach, employee error or IT malfunction.

Digital and Crypto asset Technology Related Risks

The open-source structure of the Ethereum and Bitcoin network protocols means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. The Ethereum and Bitcoin networks, for example, operate based on an open-source protocol maintained by contributors. As open-source projects, Ethereum and Blockchain are not represented by an official organization or authority. As the network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the network protocols. The lack of guaranteed financial incentive for contributors to maintain or develop the networks and the lack of guaranteed resources to adequately address emerging issues with the networks may reduce incentives to address the issues adequately or in a timely manner. A failure to properly monitor and upgrade the protocol could damage the Ethereum network and could have a material adverse effect on our clients’ businesses and on the Company’s business, prospects, operations, and profitability.

The decentralized nature of crypto asset systems may lead to slow or inadequate responses to crises, which may negatively affect our business.

The decentralized nature of the governance of crypto asset systems may lead to ineffective decision making that slows development or prevents a network such as Ethereum from overcoming emergent obstacles. Governance of many crypto asset systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of a crypto asset system leads to ineffective decision making that slows development and growth of such networks and crypto assets, our business and the business of our clients could be impaired which could negatively impact our operations, prospects, and the value of the Company’s shares.

Crypto assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Crypto assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. Scaling crypto assets is essential to the widespread acceptance of cryptoassets as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business. Many crypto asset networks, including the Ethereum network, face significant scaling challenges. For example, crypto assets are limited with respect to how many transactions can occur per second. Participants in the crypto asset ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of crypto asset transactions will be effective, or how long they will take to become effective, which could adversely affect the business of our customers, our business and the value of the Company’s shares.

The characteristics of crypto assets have been, and may in the future continue to be, exploited to facilitate illegal activity such as fraud, money laundering, tax evasion and ransomware scams; if any of our clients or our third-party financial services providers do so or are alleged to have done so, it could adversely affect us.

Crypto assets and the crypto assets industry are relatively new and, in many cases, lightly regulated or largely unregulated. Some types of crypto assets have characteristics, such as the speed with which crypto assets transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain crypto assets transactions and encryption technology that anonymizes these transactions, that make crypto asset transactions particularly susceptible to use in illegal activity such as fraud, money laundering, tax evasion and ransomware scams.

While we believe that our risk management and compliance framework, which includes thorough reviews we conduct as part of our due diligence process (either in connection with onboarding new clients or monitoring existing clients), is reasonably designed to detect any such illicit activities conducted by our potential or existing clients, we cannot ensure that we will be able to detect any such illegal activity in all instances. Because the speed, irreversibility and anonymity of certain crypto asset transactions make them more difficult to track, fraudulent transactions may be more likely to occur. Our clients or their potential banking counterparties may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for them to detect and avoid such transactions in certain circumstances. If one of our clients were to engage in or be accused of engaging in illegal activities using crypto assets, we could be subject to various fines and sanctions, including limitations on our activities, which could also cause reputational damage and adversely affect our business, financial condition, results of operations and value of the Company’s shares.

Risks Related to our Intellectual Property

We may be forced to litigate to enforce or defend our intellectual property rights, or the intellectual property rights of our licensors.

We may be forced to litigate to enforce or defend our intellectual property rights against infringement and unauthorized use by competitors. In so doing, we may place our intellectual property at risk of being invalidated, held unenforceable, or narrowed in scope. Further, an adverse result in any litigation or defense proceedings may place pending applications at risk of non-issuance. In addition, if any licensor fails to enforce or defend its intellectual property rights, this may adversely affect our ability to develop and commercialize our proprietary technology assets as well as our ability to prevent competitors from making, using, and selling competing products. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence or outcome of any such litigation could harm our business, results of operations and financial condition.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock, should a market ever develop.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary know-how and technological advances, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection or failure to adequately protect our intellectual property could enable competitors to develop generic products or use our proprietary information to develop other products that compete with our products or cause additional, material adverse effects upon our business, results of operations and financial condition.

The transfer of technology and knowledge to contract manufacturers pursuant to the production of our products also creates a risk of uncontrolled distribution and copying of concepts, methods and processes relating to our products. Such uncontrolled distribution and copying could have a material adverse effect on the value of our products if used for the production of competing software or otherwise used commercially without our obtaining financial compensation.

We may become subject to third parties’ claims alleging infringement of patents and proprietary rights or seeking to invalidate our patents or proprietary rights, which would be costly, time-consuming and, if successfully asserted against us, delay or prevent the development of our business strategy.

We cannot assure you that our proprietary technology assets will not infringe existing or future patents or trademarks. We may be unaware of patents or trademarks that have already issued that a third party might assert are infringed by our proprietary technology assets or one of our future product candidates. Because patent applications can take many years to issue and may be confidential for eighteen months or more after filing, there may be applications now pending of which we are unaware, and which may later result in issued patents that we may infringe by commercializing our proprietary technology assets or any of our future product candidates. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may face claims from non-practicing entities (commonly referred to as “patent trolls”), which have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect.

We may be subject to third-party claims in the future against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages, including treble damages and attorney’s fees if we are found to be willfully infringing a third party’s patents. If a patent infringement suit were brought against us or our collaborators, we or our collaborators could be forced to stop or delay research, development, manufacturing or sales of our proprietary technology assets. As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to redesign it, or to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. Even if we are successful in defending such claims, infringement and other intellectual property litigation can be expensive and time-consuming to litigate and divert management’s attention from our core business. Any of these events could harm our business significantly.

In addition to infringement claims against us, if third parties have prepared and filed patent applications in the U.S. that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO to determine the priority of invention. Third parties may also attempt to initiate reexamination, post grant review, or inter parties review of our patents in the USPTO. We may also become involved in similar opposition proceedings in the EPO or comparable offices in other jurisdictions regarding our intellectual property rights with respect to our products and technology. Any of these claims could have a material adverse effect on our business, results of operations and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with any of these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent and trademark process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending trademarks and patents in our proprietary technology assets and any future developments or acquisitions throughout the world is prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained trademark or patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have trademark and patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents or trademarks and our patent and trademark claims, or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Risks Relating to Our Canada, India and Philippines Operations

Our technology development teams are headquartered in India the Philippines and, therefore, our results may be adversely affected by economic restrictions imposed on, and political and military instability in, India and the Philippines.

Our technology development headquarters, which houses substantially all of our research and development team, including engineers, machinists, researchers, and clinical and regulatory personnel as well as the facility of our contract manufacturer and final assembly are located in India and the Philippines. Our employees, service providers, directors and officers are residents of Canada. Accordingly, political, economic and military conditions in India, the Philippines and Canada and the surrounding regions may directly affect our business. Any hostilities involving India, the Philippines or Canada or the interruption or curtailment of trade within India, the Philippines or Canada or between India, the Philippines or Canada and their respective trading partners could materially and adversely affect our business, financial condition and results of operations and could make it more difficult for us to raise capital. Although we plan to maintain inventory in India, the Philippines and Canada, an extended interruption could materially and adversely affect our business, financial condition and results of operations.

Recent political uprisings, social unrest and violence in various countries in Southeast Asia are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between the U.S. and Canada and these countries and has raised concerns regarding security in the region and the potential for armed conflict. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in Southeast Asia. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts, terrorist activities or political instability in the region could materially and adversely affect our business, financial condition and results of operations.

Risks Related to the Ownership of our Common Stock

Our stock price has experienced volatility and may continue to experience volatility, and as a result, investors in its common stock could incur substantial losses.

The Company’s stock price has fluctuated in the past, has recently been volatile, and may be volatile in the future. During 2021, the highest bid price for our common stock was $0.33 per share, while the lowest bid price during that period was $0.02 per share. The Company may incur rapid and substantial decreases in its stock price in the foreseeable future that are unrelated to its operating performance or prospects. In addition, the recent COVID-19 pandemic has caused broad stock market and industry fluctuations. The stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience losses on their investment in the Company’s common stock. The trading price of our common stock could continue to fluctuate widely due to:

●	investor reaction to the Company’s business strategy;

●	the success of competitive products or technologies;

●	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to the Company’s products;

●	limited current liquidity and the possible need to raise additional capital;

●	the Company’s ability or inability to raise additional capital and the terms on which it raises it;

●	the Company’s public disclosure of the terms of any financing which it consummates in the future;

●	declines in the market prices of stocks generally;

●	variations in the Company’s financial results or those of companies that are perceived to be similar to us;

●	the Company’s failure to become profitable;

●	the Company’s failure to raise working capital;

●	announcements of technological innovations by us or our potential competitors;

●	changes in or our failure to meet the expectations of securities analysts;

●	new products offered by us or our competitors;

●	announcements of strategic relationships or strategic partnerships;

●	any acquisitions we may consummate;

●	announcements by the Company or its competitors of significant contracts, new services, acquisitions, commercial relationships, joint ventures or capital commitments;

●	cancellation of key contracts;

●	the Company’s failure to meet financial forecasts we publicly disclose;

●	future sales of common stock, or securities convertible into or exercisable for common stock;

●	adverse judgments or settlements obligating us to pay damages;

●	future issuances of common stock in connection with acquisitions or other transactions;

●	acts of war, terrorism, or natural disasters;

●	trading volume in our stock;

●	sales of the Company’s common stock by it or its stockholders;

●	developments relating to patents or property rights;

●	general economic, industry and market conditions; and

●	government regulatory changes; or

●	other events or factors that may be beyond our control, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the recent outbreak of the COVID-19 pandemic, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt the Company’s operations, disrupt the operations of its suppliers or result in political or economic instability.

These broad market and industry factors may seriously harm the market price of the Company’s common stock, regardless of its operating performance. Since the stock price of its common stock has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in its common stock could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against the Company, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect its business, financial condition, results of operations and growth prospects. There can be no guarantee that the Company’s stock price will remain at current prices or that future sales of its common stock will not be at prices lower than those sold to investors.

In addition, the securities markets in general have experienced extreme price and trading volume volatility in the past. The trading prices of securities of many companies at our stage of growth have fluctuated broadly, often for reasons unrelated to the operating performance of the specific companies. These general market and industry factors may adversely affect the trading price of our common stock, regardless of our actual operating performance. If our stock price is volatile, we could face securities class action litigation, which could result in substantial costs and a diversion of management’s attention and resources and could cause our stock price to fall.

Our Common Stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our common stock has historically been sporadically traded on the OTCQB, meaning that the number of persons interested in purchasing our shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

The market price for our common stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of revenue, which could lead to wide fluctuations in our share price. The price at which you purchase our shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

The market for our shares of common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our shares are sporadically traded. Because of this lack of liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our shares is sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative investment due to, among other matters, our limited operating history and lack of revenue or profit to date, and the uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of our shares: actual or anticipated variations in our quarterly or annual operating results; acceptance of our inventory of games; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our shares regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our shares will be at any time, including as to whether our shares will sustain their current market prices, or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Our issuance of additional shares of common stock, or options or warrants to purchase shares of common stock, would dilute your proportionate ownership and voting rights.

We are entitled under our articles of incorporation to issue up to 500,000,000 shares of common stock. We have issued and outstanding, as of the date of this prospectus, 491,892,061 shares of common stock. Our board may generally issue shares of common stock, preferred stock or options or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development. It is also likely that we will issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock plans. We cannot give you any assurance that we will not issue additional shares of common stock, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

The elimination of monetary liability against our directors under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by the Company and may discourage lawsuits against our directors, officers and employees.

Our directors and executive officers are indemnified as provided by the General Corporation Law of the State of Delaware and our Articles of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to our company and shareholders. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our company and shareholders.

Anti-takeover provisions may impede the acquisition of our company.

Certain provisions of the Delaware General Statutes have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with, and to obtain the approval of, our board of directors in connection with such a transaction. However, certain of these provisions may discourage a future acquisition of us, including an acquisition in which the shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market in general, and the shares of early stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing our business.

As a public company, we may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Our management has limited experience as a management team in a public company and as a result, projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

Our common stock is currently deemed a “penny stock,” which makes it more difficult for our investors to sell their shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock if and when such shares are eligible for sale and may cause a decline in the market value of its stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

As an issuer not required to make reports to the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, holders of restricted shares may not be able to sell shares into the open market as Rule 144 exemptions may not apply.

Under Rule 144 of the Securities Act of 1933 holders of restricted shares, may avail themselves of certain exemption from registration is the holder and the issuer meet certain requirements. As a company that is not required to file reports under Section 13 or 15(d) of the Securities Exchange Act, referred to as a non-reporting company, we may not, in the future, meet the requirements for an issuer under 144 that would allow a holder to qualify for Rule 144 exemptions. In such an event, holders of restricted stock would have to utilize another exemption from registration or rely on a registration statement to be filed by the Company registered the restricted stock. Currently, the Company has no plans of filing a registration statement with the Commission.

Securities analysts may elect not to report on our common stock or may issue negative reports that adversely affect the stock price.

At this time, no securities analysts provide research coverage of our common stock, and securities analysts may not elect not to provide such coverage in the future. It may remain difficult for our company, with its small market capitalization, to attract independent financial analysts that will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the stock’s actual and potential market price. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more analysts elect to cover our company and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which, in turn, could cause our stock price to decline. This could have a negative effect on the market price of our common stock.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. The payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if the common stock price appreciates. We currently intend to retain all future earnings to fund the development of our products.

Directors, executive officers, principal stockholders and affiliated entities own a significant percentage of our capital stock, and they may make decisions that our stockholders do not consider to be in their best interests.

Currently, our directors, executive officers, principal stockholders and affiliated entities beneficially own, in the aggregate, approximately 52.94% of our outstanding voting securities. This concentration of ownership may have the effect of delaying or preventing a change in control of our Company that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices. This concentration of ownership and influence in management and board decision-making could also harm the price of our capital stock by, among other things, discouraging a potential acquirer from seeking to acquire shares of our capital stock (whether by making a tender offer or otherwise) or otherwise attempting to obtain control of our Company.

Sale of our common stock by the selling stockholders could encourage short sales by third parties, which could contribute to the further decline of our stock price.

The significant downward pressure on the price of our common stock caused by the sale of material amounts of common stock could encourage short sales by third parties. Such an event could place further downward pressure on the price of our common stock.

Our common stock has been thinly traded and we cannot predict the extent to which a trading market will develop.

Our common stock is traded on the OTC Markets OTCQB tier. Our common stock is thinly traded when compared to larger more widely known companies. Thinly traded common stock can be more volatile than common stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering.

We are exposed to additional risks as a result of “going public” by means of a reverse acquisition transaction.

We are exposed to additional risks because our business historically became a public company through a “reverse acquisition” transaction in March 2006. There has been increased focus in recent years by government agencies on such transactions, and we may be subject to increased scrutiny by the SEC or other government agencies and holders of our securities as a result of the completion of that prior transaction. Additionally, our previously “going public” by means of a reverse acquisition transaction may make it more difficult for us to obtain coverage from securities analysts of major brokerage firms because there may be little incentive to those brokerage firms to recommend the purchase of our common stock. Further, investment banks may be less likely to agree to underwrite secondary offerings on our behalf than they might if we became a public reporting company by means of an initial public offering (IPO), because they may be less familiar with our company as a result of more limited coverage by analysts and the media, and because we became public at an early stage in our development. The failure to receive research coverage or support in the market for our shares will have an adverse effect on our ability to develop a liquid market for our common stock. The occurrence of any such event could cause our business or stock price to suffer.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

We are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, subject to certain exceptions. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and to obtain attestations of the effectiveness of internal controls by independent auditors. As a private company, Smart Card Marketing Systems Inc. was not subject to requirements to establish, and did not establish, internal control over financial reporting and disclosure controls and procedures prior to the reverse acquisition transaction. Our management team and Board of Directors will need to devote significant efforts to maintaining adequate and effective disclosure controls and procedures and internal control over financial reporting in order to comply with applicable regulations, which may include hiring additional legal, financial reporting and other finance and accounting staff. Additionally, any of our efforts to improve our internal controls and design, implement and maintain an adequate system of disclosure controls may not be successful and will require that we expend significant cash and other resources.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. Our failure to maintain the effectiveness of our internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on the tradability of our common stock, which in turn would negatively impact our business. We could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our common stock. In addition, if our efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

If material weaknesses or deficiencies in our internal controls exist and go undetected or unremedied, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our common stock to decline.

We do not have a class of our securities registered under Section 12 of the Exchange Act. Until we do or we become subject to Section 15(d) of the Exchange Act, we will be a “voluntary filer.”

We are not currently required under Section 12 or Section 15(d) of the Exchange Act to file periodic reports with the SEC. We expect that we will become subject to the reporting requirements under Section 15(d) of the Exchange Act upon the effectiveness of the registration statement of which this prospectus forms a part. However, until such registration statement becomes effective we are a voluntary filer and we are currently considered a non-reporting issuer under the Exchange Act. Additionally, although we currently anticipate that we will register our common stock under Section 12 of the Exchange Act, until we do so, we are not subject to the SEC’s proxy rules, and large holders of our capital stock will not be subject to beneficial ownership reporting requirements under Sections 13 or 16 of the Exchange Act and their related rules. As a result, our stockholders and potential investors may not have available to them as much or as robust information as they may have if and when we become subject to those requirements.

In addition, if we do not register under Section 12 of the Exchange Act, we could again become a voluntary filer and could cease filing annual, quarterly or current reports under the Exchange Act.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could cause our stock price to fall. Shares of our common stock representing 2.74% of our currently outstanding shares will become freely tradable upon the effectiveness of the registration statement of which this prospectus forms a part.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline. As of the date of this prospectus, a total of 491,892,061 shares of our common stock are outstanding. Of those shares, 145,537,483 are currently freely tradable, without restriction, in the public market. Upon the effectiveness of the registration statement of which this prospectus forms a part, an additional 13,500,000 shares of common stock included in this prospectus which forms a part of this Registration Statement, which number includes 5,000,000 shares issuable upon exercise of warrants issued in the 2022 Private Placement, will be registered for resale under the Securities Act. Such shares will represent approximately 2.74% of our currently outstanding shares of common stock. Any sales of those shares or any perception in the market that such sales may occur could cause the trading price of our common stock to decline. As of the date of effectiveness of this registration statement, such shares registered for resale will be freely tradable without restriction.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are only predictions and involve known and unknown risks and uncertainties, including the risks outlined under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

SELLING STOCKHOLDERS

This prospectus relates to the offering and resale by the selling stockholders identified herein of up to 13,500,000 shares of common stock, par value $0.001 per share, of SmartCard Marketing Systems, Inc. Of the 13,500,000 shares being offered, 8,500,000 of such offered shares are presently issued and outstanding. These shares are comprised of an aggregate of (i) 3,000,000 shares of common stock issued and sold to an accredited investor in the “2022 Private Placement”, (ii) 5,000,000 shares of common stock issuable upon exercise of common stock purchase warrants issued to the investor in the 2022 Private Placement; and (iii) 5,500,000 shares of common stock issued to non-management holders of our common stock. We will not receive any of the proceeds if the selling stockholders identified in this prospectus sell their shares.

The selling stockholders identified in the table below may from time to time offer and sell under this prospectus any or all of the shares of common stock described under the column “Shares of Common Stock Being Offered in this Offering” in the table below. The table below has been prepared based upon information furnished to us by the selling stockholders as of the dates represented in the footnotes accompanying the table. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly and as required.

The following table and footnote disclosure following the table sets forth the name of each selling stockholder, the nature of any position, office or other material relationship, if any, that the selling stockholder has had within the past three years with us or with any of our predecessors or affiliates, and the number of shares of our common stock beneficially owned by the selling stockholder before this offering. The number of shares reflected are those beneficially owned, as determined under applicable rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under applicable SEC rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right or through the conversion of any convertible security. Unless otherwise indicated in the footnotes to the table below and subject to community property laws where applicable, we believe, based on information furnished to us, that each of the selling stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

We have assumed that all shares of common stock reflected in the table as being offered in the offering covered by this prospectus will be sold from time to time in this offering. We cannot provide an estimate as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering covered by this prospectus because the selling stockholders may offer some, all or none of their shares of common stock being offered in the offering.

Name of Selling Shareholder	Shares of Common Stock Owned Prior to Offering	Shares of Common Stock to be Offered for the Selling Shareholder’s Account	Shares of Common Stock Owned by the Selling Shareholder After the Offering	Percent of Common Stock to be Owned by the Selling Shareholder After the Offering
Leonite Fund I, LP1	8,000,000	8,000,000	—	—
Moumita Dey[2]	1,050,000	1,050,000	—	—
Subodh Mukherjee[3]	450,000	450,000
Evan J. Costaldo[4]	2,666,667	2,666,667	—	—
Eric M. Sherb[5]	1,333,333	1,333,333	—	—

1 Includes (i) 3,000,000 shares of common stock held by the selling stockholder, and (ii) 5,000,000 shares the selling stockholder has the right to acquire through the exercise of a common stock purchase warrant. Avi Geller has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities. Mr. Geller disclaims beneficial ownership with respect to such shares.

2 Shares issued to the selling stockholder in consideration for the Company’s acquisition of software from the selling stockholder’s business, Acquisition BotBerries Inc. Moumita Dey has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities.

3 Shares issued to the selling stockholder in consideration for the Company’s acquisition of software from the selling stockholder’s business, Acquisition BotBerries Inc. Subodh Mukherjee has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities.

4 Shares issued to the selling stockholder in consideration for legal services. Mr. Costaldo is outside corporate and securities counsel to the Company.

5 Shares issued to the selling stockholder in consideration for accounting services. Mr. Sherb is an outside accounting consultant to the Company.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling stockholders to permit the resale of these shares of common stock by the holders of the shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions, which may involve crosses or block transactions, and may be sold on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, in the over-the-counter market, or in transactions otherwise than on these exchanges or systems. Sales by the selling stockholders of the common stock to be registered hereunder, on the OTCQB tier of the OTC Markets Group, Inc., or an exchange, could be made at prevailing market prices at the time of the sale, at fixed prices, at negotiated prices, or at varying prices determined at the time of sale. As a result, we cannot know the price at which any of our common stock to be registered hereunder may ultimately be sold by the holders thereof.

The selling stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

●	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions, including the requirements of Rule 144(i) applicable to former “shell companies.”

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 5110.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the SEC, the selling stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered pursuant to this registration statement to cover short sales of our common stock made prior to the date the registration statement of which this prospectus forms a part is declared effective by the SEC.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agents participating in the distribution of the shares of common stock offered hereby may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each selling stockholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon us being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with in all respects.

Any selling stockholder may sell some, all or none of the shares of common stock to be registered pursuant to the registration statement of which this prospectus forms a part.

Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any, and any legal expenses incurred by it.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered by this prospectus. We have agreed to bear the expenses (other than any underwriting discounts or selling commissions or any legal expenses incurred by any selling stockholder) in connection with the registration of the shares of our common stock being offered for resale hereunder by the selling stockholders.

DETERMINATION OF OFFERING PRICE

Our shares of common stock are currently quoted on the OTCQB tier of the OTC Markets Group, Inc. under the ticker symbol “SMKG”. The selling stockholders will determine at what price they may sell the shares of common stock offered by this prospectus, and such sales may be made at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.

PRICE RANGE FOR OUR COMMON STOCK

Our common stock is not traded on any exchange. Our common stock is quoted on the OTCQB marketplace, an interdealer quotation system, under the symbol “SMKG”. The last closing bid price of our common stock on the OTCQB marketplace was $0.[ ] on ______, 2022. The high and low bid prices of our common stock for the periods indicated are set forth below. The stock prices in the table are derived from quotations on the OTCQB marketplace. Such OTCQB quotations reflect inter-dealer prices, without markup, markdown or commissions. Because our common stock is traded infrequently, these prices may not necessarily represent actual transactions or a liquid trading market.

Quarter Ended	High	Low

June 30, 2020	0.03	0.01
September 30, 2020	0.04	0.01
December 31, 2020	0.05	0.02
March 31, 2021	0.33	0.02
June 30, 2021	0.12	0.03
September 30, 2021	0.08	0.04
December 31, 2021	0.13	0.04
March 31, 2022	0.09	0.04
June 30, 2022	0.07	0.02
September 30, 2022	0.02	0.02

Holders of our Common Stock

As of September 30, 2022, there were approximately 100 stockholders of record of our common stock. This number does not include shares held by brokerage clearing houses, depositories or others in unregistered form. The stock transfer agent for our securities is Manhattan Transfer Registrar Co., 38B Sheep Pasture Road, Suite 202, Port Jefferson, New York 11777.

DESCRIPTION OF SECURITIES

Our Certificate of Incorporation authorizes common stock. In particular, the Certificate of Incorporation, as amended, authorizes the issuance of 500,000,000 shares of common stock, par value $0.001. The rights and privileges of the common stock are summarized below. As of November 23, 2022, there are 491,892,061 shares of our common stock issued and outstanding.

Common Stock.

We are authorized by our Amended Certificate of Incorporation to issue an aggregate of 500,000,000 shares of capital stock, of which 500,000,000 are shares of Common Stock. As of November 23, 2022, we had 491,892,061 shares of Common Stock issued and outstanding. Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors (the “Board of Directors” and the “Board”) from funds legally available therefore, cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock

None.

Options

None.

Warrants

As of September 30, 2022, we had outstanding warrants to purchase 5,000,000 shares of common stock at an exercise price of $0.12 per share.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. See “Dividend Policy.”

Registration Rights

Pursuant to the terms of the 2022 Private Placement agreements, we agreed to file with the SEC the registration statement of which this prospectus forms a part, to register for resale all of the 3,000,000 shares of our common stock issued in the 2022 Private Placement, as well as an additional 5,000,000 shares of our common stock issuable upon exercise of warrants issued in the 2022 Private Placement.

Transfer Agent and Registrar

Our transfer agent and registrar is Manhattan Transfer Registrar Co., 38B Sheep Pasture Road, Suite 202, Port Jefferson, New York 11777. Their telephone number is (631) 928-7655.

Liability and Indemnification of Directors and Officers

Our directors and executive officers are indemnified as provided by the General Corporation Law of the State of Delaware and our directors are indemnified by our Certificate of Incorporation. These provisions state that our directors may cause us to indemnify a director or former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him/her as a result of him/her acting as a director. The indemnification of costs can include an amount paid to settle an action or satisfy a judgment. Such indemnification is at the discretion of our board of directors and is subject to the Securities and Exchange Commission’s policy regarding indemnification.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise. We have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

DIVIDEND POLICY

We have never issued any dividends and do not expect to pay any stock dividend or any cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared on our common stock in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

BUSINESS

Overview

SmartCard Marketing Systems, Inc. (“SmartCard Marketing Systems” and the “Company”) is an innovative Fintech and Paytech accelerator company operating as an E-Commerce, Cloud, and Mobility software solutions and applications provider to the global payments industry. We believe in super-apps and deliver a suite of proprietary cloud-based business solutions, applications and marketplaces to our payment industry business customers to assist with the deployment of their merchant portfolios. By providing Business Intelligence and Digital Transformation strategies through our proprietary portfolio of specialized cloud and mobility software solutions and applications with embedded payments technology to our customers within the Banking, Business Enterprise, Retail Point-of-Sale with e-Wallet / m-Wallet, Cross-border Payments, Blockchain, Crypto, Non-Fungible Tokens or “NFTs”, Token, Digital ID, Video eKYC and Payments industries with a focus on Digital Retail shops, Events Tech, Ed-tech, Tele-medicine, Digital Vault, and Transit Booking.

We have a methodical approach to the payments acceptance industry. Our proprietary business applications are developed as a cloud-SaaS model for web and mobility, offering flexibility, security and scalability to our customers. The Company’s proprietary cloud and mobility applications are licensed as white-label solutions to our customers and partners. We develop business process applications for B2B, B2C, B2B2C and P2P with integrated payment networks and embedded third party tools to expedite the go-to-market for our customers. This merchant on-boarding strategy allows for easy adoption and ready-to-market products for our customers. Further, we seek to identify vendors with unique technologies which we may seamlessly integrate with as part of a pay-per-use model by tier volume pricing embedded within our applications, a process also known as “API’s”. This strategy amplifies both merchant and customer engagement while increasing revenues. We believe that API’s are the backbone of our strategy.

The rise in demand for cross-border payments to support international trade has become a major opportunity for SmartCard Marketing Systems to offer both digital payment rails combined with digital card payments services as Payments as a Service (“PaaS”). The Company uses its own payment rails as an embedded payment services strategy to accelerate its portfolio of commercial deployments for its customers.

The Company has positioned itself to be a key services and applications provider in the Paytech, Fintech and Blockchain industries with its unique strategy of licensing its technology with embedded payment rails, blockchain protocols, and utilities within the Company’s portfolio of applications. This unique agnostic ecosystem provides business intelligent processes, embedded utilities and payment technology resources in a digital strategy for faster deployments. This ecosystem and digital strategy technology is offered in markets that are either regulated or in the process of developing and/or implementing their regulatory framework to allow for mass adoption.

SmartCard Marketing Systems has an IP portfolio of 20+ proprietary solutions. All of the Company’s proprietary platforms are designed with at least three tier levels via Partner, Merchant and Individual users. These users are interlinked through a permission-based structure on each platform through a registration and approval process ensuring compliance and safety.

Our continuing strategy is to develop a seamless portfolio of specialized industry payment technology wireframes, marketplaces and to allow our customers to “Brand As Their Own” for e-commerce and E-POS semi-integrated solutions on the cloud and mobile infrastructures to market and enable their portfolios of merchants and consumers. The result is a robust performing lineup of middleware’s that integrate easily with various types of payment industry financial institutions and processors creating a powerful gateway. We target banks and Third Party Processors for host issuing, acquiring and local payment industry businesses with an existing merchant portfolio mix that is ready for a breadth of trending technologies which incorporate everything from payments, blockchain to social-media advantages for their customers with an integrated price matrix to their gateways to provide seamless activations and revenues.

We currently rely on a small number of customers for the majority of our revenue. As reflected in our accompanying consolidated financial statements, for the nine months ended September 30, 2022, our revenue was $440,487, and for the year ended December 31, 2021, our revenue was $405,412. We have not generated profits since inception, have sustained net losses of $988,941 for the year ended December 31, 2021 and $357,723 for the nine months ended September 30, 2022, and have incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, we had an accumulated deficit of $8,417,539. Accordingly, our accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which we have not been able to accomplish to date, and/or to obtain additional working capital from related and third-parties. Through the date our consolidated financial statements were available to be issued, we have been financed by our primary shareholder and third-party investors. We have suffered recurring losses from operations, have a significant accumulated deficit, continue to experience negative cash flows from operations, and our financial statements do not include any adjustments that might result from the outcome of this uncertainty. For the foregoing reasons, our independent auditor raised substantial doubt regarding our ability to continue as a going concern in its accompanying opinion to our financial statements.

The Company currently generates revenues through the white-label licensing of its cloud and mobility applications and through our processing of recurring payments transactions. In addition, the Company also has a strategic financial model in fintech which is driven by an exchange of value through the licensing our technologies to clients and partners in consideration for equity in their respective companies combined with a revenue share model. The Company’s business lines which are currently generating revenue include: Remote Deposit Capture, Cross-border Payments, Fintech Accelerator, Genorocity, Granularchain, OriginatorX, NFT Limited Series, and Qr.guru. The Company’s business lines which are not currently generating revenues include: Menu.events, Mytravel.menu, Phaces.io, Profiler.us, Onroute.tech, ijobs.shop, articul8te, Mtickets.events, Abotslife, and Doctor-vid.

Our IP Portfolio Introduction Timeline

The below timeline represents the Company’s conception and initial development of each industry application in the Company’s intellectual property portfolio.

Principal Products and Services

The Company maintains an extensive IP portfolio which can be licensed within multiple industries. The below table demonstrates that the growth in each industry creates a direct channel opportunity for the Company. The primary challenge that we currently face is our inability to pursue multiple industries simultaneously due to our undercapitalization. We also face fierce global competition. However, in connection with our strategic alliances with Compuage Infocom India, PWC India, and XPAY Worldwide Corporation in the Philippines, we hope to be able to enter additional markets as each of these business relationships provides us with the ability to integrate through the local reselling of the Company's technologies by their respective networks and partners, which could in turn enable the Company to provide embedded payments using our technologies through local financial institutions and payments services partners. The added advantage of this strategy may reduce market-entry friction.

Our in-house design concept and development technology lab develops our proprietary software solutions and applications which we offer to our customers as white-label “Brand as your Own” licensing opportunities through our own internet business marketplace, www.emphasispay.com. Our e-commerce, cloud and mobility architecture includes: Payments with QR & Wallet, Remote Deposit Capture, Blockchain, Crypto, NFTs, EKYC by Video, E-commerce, Cross Border FX, Events Management, Transit and Tracking, Documents Vaulting, Digital ID Key, E-Gaming, E-Sports, Card Issuing Management & Media Publishing. These target industries combined represent more than $22.8 Trillion in opportunities between 2022 – 2025 (as referenced below in “Market Opportunities”). Our proprietary software portfolio, which we offer to our customers for white-label licensing through our Emphasispay.com marketplace, currently includes the following applications:

Intellectual Digital Property Assets Portfolio

Platform	Description	Life Cycle
Genorocity www.genorocity.com	A Digital Retail Platform & Wallet with a suite of features for Malls, Hotel & Entertainment Property, Theme Parks, Enterprises, Franchisers and more. Coupons, Cards, Loyalty points, Social-media, Offer Showcase, Promoted offers, Proximity, Beacon Tech for both Web & Mobile Applications with payment gateways.	In Use
Mtickets.events www.mtickets.events www.mobile.events	A digital events and mobile Ticketing management platform with an events portal for planners, associations, retailers and networking groups. A full digital suite of features includes: creating of events, conferences, exhibitors, collaborators, partner suppliers, ticketing and registrations. Both web and mobile applications with payment gateways embedded.	Marketable
Check21SaaS www.check21saas.com www.checkvalet.com	Remote Deposit Capture technology. Cloud-based with multi-scanner options, seamlessly integrated, working remotely from branch or client locations. Also with processing functionality and x9 clearing files for settlement.	In Use
Articul8te www.articul8te.com	Our more recent release Digital Data-Room for Sales, Content & Task management application both Web & Mobile. The suite of features includes: Private or Public mode with Group set-up, To-do Lists, Social-media & Articles publishing, Creating Tasks and Invites, with tracking and calendar functionality.	Marketable

Mytravel.menu www.mytravel.menu	Designed to capture the Consumer & Business pre-order food market and onboard or inflight menu sales. The application allows transport operators to easily integrate and import menu options.	Marketable
iJobs.shop www.ijobs.shop	A digital job seeker solution for both merchant and job seeker. This innovative solution is QR Code based and allows the job seeker to simply upload their CV and Profile within seconds. It offers the merchant a web portal to publish job opportunities and promote content through popular social media channels.	Marketable
Emphasispay www.emphasispay.com

A proprietary CRM & CSM solution Products and Services Portal.

• Marketing & Communications

• Marketing PDF’s & Onboarding PDF’s

• Partners, ISV & Reseller Portals

• Client Prospect forms

• Webinars, Training, Maintenance & Support

• Portal Banners

In Use
QR.guru http://www.qr.guru http://myshopping.guru http://www.prizescan.guru	A digital e-Commerce shopping platform; a lead generator and capturing solution for sales events, MLM and affiliate marketing. Generates automated unique URL and QR codes by event or business type. Includes a user- friendly product selection list, as well as exportable leads and data. Includes a Prize Scan solution to capture data and set prizes on products.	In Use
Menu.events http://menu.events	Made for event facilities, conference centers and catering companies. Offers a fully digital catering order application for both web and mobile. Includes dashboards for customers, merchants, and administrators, with a customizable interface.	Marketable
Granularchain http://granularchain.com	A digital ID Key with a permission-based onboarding and EKYC by Video Biometric solution with two-level authenticate solution on a permission-based transaction architecture for Digital ID with Documents Vault	In Use
Profilr.social http://profilr.social	A search engine and booking tracking solution with eKYC that organizes public records and social network information into simple profiles to help you safely find and learn about people. The ability to build a case file on an individual is now a simple task with Profilr.social.	Marketable
Onroute.Tech http://www.onroute.tech	Designed to manage Booking Ride and Tracking solutions for individuals, limousine, courier, shuttle and bus services for the transit industry.	Marketable

Distributer.Email https://distributer.email	An email campaign and analytics solution for enterprises and agencies to distribute and manage email campaigns with analytics.	In Use
Atelier.Social https://atelier.social	A publishing and managing tool for Social Media Content, Marketing and Networking. A critical tool to collect data, analytics and reporting to improve opportunity and conversion.	Marketable
ABotsLife https://abotslife.com	Connects your business with buyers through real-time conversations on your business site, social media, WhatsApp, and other platforms and captures the data for call to action. With Features such as Machine Learning, AI ChatBot is a preferred mode of conversation with businesses, supporting customers with queries, task walk through and management, and lead generation, sales support. Preferred by Educational Institutions, Banks, FI’s, Insurance companies, Pharmaceuticals, Hospitals, Real Estate, Logistics, Tele-Medicine and SME’s across industries.	In Use
Eschool System https://eschool.systems	School Management System platform enables schools to operate on a cloud environment enabling them to manage the complete array of educational and administrative operations.	Marketable
Doctor Vid http://doctor-vid.com	The Platform provides Medical Clinics and Doctors with the Tele-Medicine communications needed to facilitate both scheduling and E-Video sessions. Enabling doctors, hospitals, and pharmacies to register on the platform and customers can access and book appointments seamlessly and contactless, and integrated with payment gateways.	In Development
Phaces.io http://phaces.io	A SaaS solution for Organizations to enable Facial Recognition for security verification and to authenticate users for online meetings, webinars, conferences and onsite meetings or events.	In Development
OriginatorX http://originatorx.com

The platform underwrites the entire issuing, publishing and auditing process of the Digitization of Debt, Equity or Patents into Tokens or Crypto Coins. Delivers a powerful management and audit application to Issue ERC20 Tokens and streamlines them into the new global economy by way of SmartContract Auctions.

“Underwriting” refers to the process of compiling all company data, (e.g. corporate, legal, and management information, etc.) required to be collected and verified, and authorized for approval. This is the equivalent of a banking institution’s “KYC” process for a guaranteed debt note, whereby the issuer of the note must submit the data and structure of the product to be tokenized into a digital token. The offering of the token or digital debt / asset and valuation including the maximum supply and rules of engagement, also known as Tokenomics, must all be included as part of the underwriting process.

In Use
NFT Limited Series http://nftlimitedseries.com

NFT Limited series offers the unique ability to curate in sequence multiple NFTs, thus creating a limited series. NFT Limited Series is a new addition to the Company’s Ecoverse – designed to Mint your NFTs

The platform also offers a virtual tour of the NFT marketplace allowing individuals to browse through the options, choose from the store and purchase. Artists, businesses and individuals can mint and display their products / services and NFTs in the marketplace and place a bid option within a specified timeframe.

In Use
Axepay.com https://axepay.com	The platform is an end-to-end fully automated cloud-based, cross-border, enterprise grade payments infrastructure that seamlessly processes multiple transaction payment types (B2B,B2C, B2B2C, C2B,P2P) and methods (e-commerce /e-billing /e-escrow/MPOS and POS/ single or bulk pay-in and pay-out, prepaid cards top up/send) with risk management and a global compliance ecosystem all accessible by an Axepay API and a user interface. Axepay provides a portal for cross-border FX payments as a service by allowing access to our network of financial services partners and specializes in offering cross-border payment rails for more than 180 countries and onboarding in more than 42 Countries including China.	In Use

Market Opportunities for Each Platform by Industry and Sources

Platform	Industry	Snapshot	Source
Articul8te	CRM	The CRM market is now valued at approximately $44.64 Billion USD. By 2025, the market is projected to nearly double, reaching approximately $80 Billion.	https://crm.org/crmland/current-state-of-crm-2020
iJobs.Shop	Jobs Market	The Global Recruitment Software Market is expected to grow by USD $683.80 Million during 2020-2024.	https://www.businesswire.com/news/home/20210127005676/en/683.8-Million-Growth-in-Recruitment-Software-Market-During-2020-2024-33-Growth-to-Come-from-Europe-Technavio
Onroute.Tech	Transit Management	The global Smart Transportation market size is expected to grow from USD $94.5 Billion in 2020 USD to $156.5 Billion by 2025, at a Compound Annual Growth Rate (CAGR) of 10.6% during the forecasted period.	https://www.marketsandmarkets.com/Market-Reports/smart-transportation-market-692.html
Mtickets.Events	Events Management	The Global Virtual Events market size was valued at USD $77.98 Billion in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 23.2% from 2020 to 2027.	https://www.financialexpress.com/brandwagon/how-virtual-events-powered-by-artificial-intelligence-is-here-to-stay/2207960/
Check21SaaS	Banks	Amid the COVID-19 crisis, the global market for Intelligent Electronic Devices estimated at US$12.4 Billion in the year 2020, is projected to reach a size of US$17.5 Billion by 2027, growing at a CAGR of 5.1% over the analysis period 2020-2027.	https://www.businesswire.com/news/home/20200805005449/en/Global-Intelligent-Electronic-Devices-Industry-2020-to-2027---Market-Trajectory-Analytics---ResearchAndMarkets.com
OriginatorX	ERC20 Tokens	IBM states that Intellectual Properties for Tokenizing Patents Issuance to be a $1 Trillion Dollar Plus Market.	https://cryptoslate-com.cdn.ampproject.org/c/s/cryptoslate.com/ibm-is-turning-patents-into-nfts-calls-it-a-future-trillion-dollar-market/amp/
Profilr.Social	Lead Investigation	The global Social Media Analytics market size is expected to grow from USD $3.6 Billion in 2020 to USD $15.6 Billion by 2025, at a Compound Annual Growth Rate (CAGR) of 34.1%	https://www.marketsandmarkets.com/Market-Reports/social-media-analytics-market-96768946.html
QR.Guru	eCommerce	The global e-Commerce market had sales reaching $3.5 Trillion and represented 14% of the total share of global retail sales by the end of 2020. Global e-Commerce sales are expected to reach $4.2 Trillion and make up 16% of total retail sales.	https://www.statista.com/statistics/534123/e-commerce-share-of-retail-sales-worldwide/
Menu.Events	Menu Management at Events	The global Restaurant Management software market is projected to reach USD $6.94 Billion by 2025.	https://www.grandviewresearch.com/press-release/global-restaurant-management-software-market
MyTravel.Menu	Transit Menu Management	The global market for Catering Services is expected to reach $616.24 Billion by 2023 while growing at a constant CAGR of 4.5 percent.	https://www.beroeinc.com/press/global-catering-service-market-reach/
Distributer.Email	Email Management	The global Digital Marketing software market size was valued at USD $43.8 Billion in 2019 and is expected to register a CAGR of 17.4% from 2020 to 2027.	https://www.grandviewresearch.com/industry-analysis/digital-marketing-software-dms-market
Granularchain	Digital Onboarding	The Document Capture software market is poised to grow by USD $3.58 Billion during 2020-2024, progressing at a CAGR of 12%	https://www.researchandmarkets.com/reports/5019068/global-document-capture-software-market-2020-2024

	DIgital ID Key	The Digital Identity Solutions market is expected to grow at 16% CAGR to reach US $33 Billion by 2025.	https://www.globenewswire.com/news-release/2020/07/14/2061673/0/en/Digital-Identity-Solutions-Market-to-grow-at-16-CAGR-to-reach-US-33-billion-by-2025-Global-Insights-on-Top-Trends-Expansion-Plans-Investments-Analysis-Key-Growth-Drivers-Leading-Pl.html
	Video eKYC	The global e-KYC market anticipated to reach USD $1,015.36 Million by 2026. The anticipated CAGR for the e-KYC market is around 22% from 2020 to 2026.	http://www.globenewswire.com/en/news-release/2021/03/30/2201548/0/en/Global-E-KYC-Market-Size-to-Register-a-Record-Growth-and-Will-Reach-USD-1-015-36-Million-By-2026-according-to-Facts-Factors.html
	Documents Vault	Globally, the Digital Vault market is expected to grow from USD $451.63 Million in 2018 to USD $873.81 Million by 2023, at a CAGR of 14.1% during the forecast period, 2018–2023.	https://www.marketresearchfuture.com/reports/digital-vault-market-7234
Doctor Vid	Tele Medicine	The global Digital Market size is expected to expand from $140 Billion in 2018 to $380 Billion in 2024.	https://finance.yahoo.com/news/34-billion-growth-global-digital-013000270.html
Phaces.io	Facial Recognition	The global Facial Recognition market size was valued at USD $3.4 Billion in 2019 and is anticipated to expand at a CAGR of 14.5% from 2020 to 2027.	https://www.grandviewresearch.com/industry-analysis/facial-recognition-market
Eschool.Systems	Online Learning	The global Online Education market is projected to witness a CAGR of 9.23% during the forecast period to reach a total market size of US$319.167 billion in 2025, increasing from US $187.877 Billion in 2019.	https://www.researchandmarkets.com/reports/4986759/global-online-education-market-forecasts-from
Genorocity	Market Place	Global Retail e-Commerce Sales will decelerate to a 16.5% growth rate in 2020 (down from 20.2% last year). A collective anticipated growth of $3.914 trillion in e-Commerce sales this year. Before COVID-19, the forecast was that global retail would expand by 4.4%, to $26.460 trillion in 2020. For e-Commerce, those figures had been 18.4% growth and $4.105 trillion in sales. However, it has decreased the retail forecast by over 10 percentage points and e-commerce forecast by 2 percentage points. This reduced our overall outlook for retail e-commerce sales by $190.79 Billion.	https://www.emarketer.com/search1/?query=global%20e-commerce
Axepay	Forex Management	In the 2020 Forex market, the average volume traded per day is $6.6 Trillion.	https://www.bloomberg.com/news/articles/2019-09-16/global-currency-trading-surges-to-6-6-trillion-a-day-market
	Digital Payment	The transaction value of the global Mobile Payments market was USD $3714. 5 Billion in 2019, and it is expected to reach a value of USD $12,407. 5 billion by 2025, registering a CAGR of 23. 8% over the forecast period 2020 – 2025.	https://www.globenewswire.com/news-release/2020/06/03/2043142/0/en/Digital-Payments-Market-Growth-Trends-Forecasts-2020-2025.html
	eCommerce	The global e-Commerce market had sales reaching $3.5 Trillion and represented 14% of the total share of global retail sales by the end of 2020. It is projected that global e-Commerce sales will reach $4.2 Trillion and make up 16% of total retail sales.	https://www.statista.com/statistics/534123/e-commerce-share-of-retail-sales-worldwide/

Marketplace and Multi-Tenant Wireframe

The Fintech Sector

Challenges

●	The move to digital has been accelerated by Covid-19 on a global level for both sustainability and continuity.
●	Society has learned that it can be completely disconnected from face-to-face meetings, events and shopping experiences and continue our day-to-day functionality.
●	New adoption of Blockchain and Play to Earn has become a part of the mainstream, including in branch banking activities, grocery shopping, at trade shows and in travel.

Top Globalization Opportunities

●	Compliance with Onboarding Individuals and Businesses
●	Conversion to Digital Assets and Crypto Tokenomics Models
●	Cyber Security concerns are at all time high – a cause of increase in online Transactions
●	FX Transactions and Cross-border Payments
●	Retail Marketplaces, Metaverses, E-commerce, EGaming and ESports

Echo effect

●	The Digitization of Debt, Equity and Assets is being disrupted by Blockchain, Tokenization, NFT, Crypto Currency, Mobile Wallets and new methods of targeted engagement through DAO’s and DEFI.

●	Treasury and Regulatory Compliance needs, Enhanced Biometric Tools and Cyber Security are driving the demand for Digital ID’s required for the Onboarding, Tracking and Transaction experience.

Digital Transformation in Fintech & Paytech

The Company accelerates Digitization & Virtualization with its large and scalable proprietary portfolio of business intelligent solutions to fast-track deployment and minimize CAPEX, offering its customers a breadth of E-Commerce and Cloud & Mobility applications encapsulating Cyber Security with the addition of embedded payment and blockchain protocols and utilities.

Modus Operandi

The Company invests in developing its applications, solutions and platforms, and licensing its intellectual properties to its partners and customers, as ‘Brand As Your Own’ solutions which accelerate their projects. The Company’s clients also have the option to purchase our intellectual properties for limited use.

●	We develop business intelligent process wire-frames, integrate payment gateways and card networks.

●	We embed third party tools to expedite the go-to-market process.

●	We seek out vendors with unique technologies and seamlessly integrate their products as part of a pay-per-use model by tier embedded within our applications.

●	This onboarding activation strategy allows for easy adoption and ready-to-market products.

●	This strategy amplifies both merchant and customer engagement while increasing revenues for all parties

Our Key Markets

The Company’s technology strategy has important implications for driving adoption through interoperability of payment technology applications. The Company also realizes that to achieve a niche status to deliver core technology and enable Web 3.0, Banking 4.0, and a true digital ecosystem with seamless customer journey, we must represent a proponent of change.

The departure of traditional banking payment processors in the financial industry has provided an opportunity for the Company’s portfolio of products to represent as a lead enabler of business intelligent processes and protocols that increase transactions and capture real-time data for improving data-analytics and profiling to allow for targeted sales, upselling and promotional activity. SmartCard Marketing Systems offers a seamless journey for everything in Blockchain, Crypto Coin, NFT & Wallet with a marketplace platform to launch fromenabling a new payment landscape through a series of steps which help organizations and enterprises to prepare their go to market strategy by identifying aspects along the way to launch their mobile wallets, tokens and crypto coins.

The concept to commercialization stages are complex and require a methodical plan and go-to-market strategy far beyond the offering and trading of coins or tokens, and the utility use and tooling of crypto coins and tokens is considerably more complex then fiat or card use parameters, especially when migrating into multiple payment schemes, point-of-sale networks and with card issuers.

A key differentiator from our competitors is that our in-house platforms and solutions for everything blockchain, crypto coins, NFTs and digital Tokens, allow us to provide our customers with an end-to-end service to get to market, delivering marketplace technologies with embedded payments and blockchain. This makes our value proposition unique in our target markets on a global scale and the benefits are being capitalized on as we secure partnerships and customers across the globe. The idea and model offered by many new offerings lacks the line of site to deliver a true Tokenomics model, DEFI or DAO offering to maturity. The costs and framework can be an overwhelming experience for small and medium sized companies, as well as large corporations which may have more difficulty on delivering a seamless offering with real customer value.

Our value proposition creates a complete offering for many industries including Retail, Banking, HealthCare, Events, Transit, Travel, Entertainment & Hospitality, Egaming, Esports, Play-to-Earn models and more. We provide marketplace technology which is the origin framework required for a seamless community vendor and customer experience.

Web 3.0

Web 3.0 is the third generation of internet services for websites and applications that focuses on using a machine-based understanding of data to provide a data-driven, machine learning (ML), Big Data, decentralized ledger technology (DLT), Artificial Intelligence (AI) and Semantic Web. The ultimate goal of Web 3.0 is to create more intelligent, connected and open websites.

Web 3.0 operates through decentralized protocols that are the basis of blockchain and cryptocurrency technology. These are interoperable, seamlessly integrated, and automated through smart contracts used to power multiple applications and transactions.

Web 3.0 is the next stage of the web evolution that makes the internet more intelligent by processing information with near-human-like intelligence through the power of AI systems that run smart programs to assist users.

Our Web3.0 Agnostic Value Offering

The below Web 3.0 circular diagram represents the Company’s applications, utilities and embedded features which deliver an enriched experience while actualized in a real-time environment for everything digital, blockchain and artificial intelligence.

WEB 3.0
VR & AR
ECOMMERCE
TRANSIT
EVENTS
SOCIAL MEDIA
E-GAMING & E-SPORTS
POS
INFLUENCER
NFT
Cross-border
Crypto Card
Crypto Currency
Rewards
SmartCard
MARKETING SYSTEMS
Wallet
MPOS
Blockchain
Data & AI
FX TRADE
PAY
PAYMENT TRANSFER
IoT
IOT
DIGITAL ID
REWARDS & POINTS
MARKET PLACE
BRAND AMBASSADORS
METAVERSE

Banking 4.0

Banking 4.0 is defined by four primary characteristics.

●	Transition from product-based operations to service-based roles. Solutions offered by banks of the future will see a greater focus on resolving specific problems encountered by their customers instead of merely offering up immutable banking products.

●	Requires banks and financial institutions to adopt a more customer-centric approach to banking.

●	Shift toward digital solutions that further the futuristic objective of improving customer experience and promoting service-based operations.

●	Requires banks and financial institutions to collaborate with fintech companies on various fronts for financial services like lending and partnering to create co-branded products.

At the core of Banking 4.0 is a recalibration of how financial services fit into the lives of consumers and the operations of businesses and organizations that use these services. Technology is inevitably redefining financial services and in doing so is not just reducing friction and making delivery more seamless, it is also providing ways to reframe financial services.

Our below Banking 4.0 diagram represents an ecosystem of the Company’s technology portfolio, showcasing flow of data and use of the technology. Each platform optimizes the business transaction and user process while managing and directing data to the designated system for efficiency and analytics.

The Digital Realm

The fundamentals of the Digital Realm are the same with e-commerce except the virtual and digital realm has a real place for financial institutions, telecom and enterprises to be immersive and interactive for the on demand culture. Clients want to be engaged in real-time and the new era of augmented reality for shopping, gaming, hospitality, training and even banking represents an exciting opportunity for our products and services. The virtualization of the Company’s portfolio with Virtual and Augmented reality can be an exponential opportunity for emerging industries such as Metaverses, EGaming, ESports and Blockchain gaming.

The Metaverse Accelerated by SmartCard Marketing Systems Marketplace platforms

The Metaverse is a digital reality space that combines aspects of social media, online gaming, business, augmented reality (AR), virtual reality (VR), and the growing adoption of cryptocurrencies, to allow users to interact and pay or earn virtually. Augmented reality overlays visual elements, sound, and other sensory input onto real-world settings to enhance the user experience. In contrast, virtual reality is entirely virtual and enhances fictional realities.

1.	Launching the Coin within the Metaverse

The steps to launch any coin in the Metaverse require organizations to define their product strategy and digital assets for targeted communities and clearly define their end goals. We look at the following factors to provide organizations with a 360 degree view to strategize their models.

●	Step 1: Prep: Scope, Price Point, Capital Raise
●	Step 2: Coin - Use case / Offering, NFT Marketplace
●	Step 3: Pre-sales and Pre-registration of the Token or Crypto Coin
●	Step 4: Earn Model, Invest Pre-sales and Staking methods
●	Step 5: Coin offering strategy and regions
●	Step 6: Launch

2.	Sustaining the coin within the Metaverse and Payment World

Launching a successful token or crypto coin by an organization requires strategic alignment of businesses and individuals through the market accessibility to ensure the sustenance and growth benefitting the community at large. The Company’s core philosophy of marketplace enables businesses with a portal to launch offers on products and services. This expands the utility of the Metaverse in true sense. The tokens/coins issued by enterprises become the basis of the transactions and engage businesses with individuals. Individuals trade, collect or pay for offers, products and services through these coins and tokens completing the cycle of Metaverse. The entire eco-system evolves with the user engagement and makes the crypto coin and token sustainable. The Company’s technology portfolio delivers cradle to grave solutions exploiting marketplace multi-tenant architecture to achieve it all.

DEFI

Decentralized Finance (“DeFi”) is an emerging financial technology based on secure distributed ledgers similar to those used by cryptocurrencies. The system eliminates the control banks and financial institutions have on money, financial products, and financial services.

In order for companies to activate products, services and join the blockchain sector to participate in this new structural network, marketplace technology is key because of the value to support vendors and consumers in an independent network.

DAO

The decentralized autonomous organization (“DAO”) was a system created by a group of developers to automate decision-making, including assigning voting to facilitate cryptocurrency transactions. The opportunity of structuring DAO’s and providing an open framework with the Company’s wireframes becomes an extension of our reach into digital ID’s, Payment Rails, and marketplace interoperability, to connect all communities and financial service providers.

Tokenomics

In the crypto issuing space, the term “Tokenomics” refers to the economic model for the utility of the Crypto Coin or Crypto Token. The Company’s marketplace technology, Cross-Border Rails with the Blockchain protocols, and utilities, create a commercial strategy for financial institutions, enterprises and startups to achieve a truly functional and seamless Tokenomics model for their Digital Asset Tokens and/or Crypto Coin offerings, which empowers functional and sustainable use in e-Commerce, Retail, Mobile Wallets and many other forms of use case types for user adoption and on-ramp into a successful business model.

Operational History

Since the beginning of 2015, the Company has focused on two distinct channels of business development:

1)	The development and commercialization of its proprietary software platform solutions and applications for the payments, incentives and events industries; and

2)	Strategic partnerships to develop alterative payments solutions for payment industry businesses, including banks, telecoms, acquirers / issuers of credit cards (e.g. credit, debit and loyalty cards) as an acceptance point for emulating payment and rewarding transactions, processing and settlement.

The Company’s first partnership entered into with Contact Innovation in North America in late 2014 and early 2015 resulted in the technology development for our Check21 Act software platform, servicing the need for Remote Deposit Capture (RDC), which was commercially deployed in trial stages in late May 2015 with the Company’s first joint client, ICICI Bank of India (its Canadian subsidiary across 14 branches and select corporate clients). The platform solution as a cloud-based host was ultimately branded as Check21saas.com, and its successful deployment is now allowing us to market the platform to customers internationally. Concurrently with the development success of Check21Saas.com, the Company commenced the design and development of its Genorocity.com platform, and shortly thereafter, its Mtickets.events platform.

Throughout 2016 and 2017, the Company ambitiously sought to expand its technology portfolio to meet the new changes in global markets for payment business processing applications and the foreseeable demand in the financial, workforce and retail markets for intelligent business applications ready to deploy.

Throughout 2017 and 2018, the Company continued to develop its payment technology infrastructure and worked with our existing customers to commercialize software solutions, strengthening its position in the financial services segment. We also began transitioning the Company from a direct merchant services provider to enabling a channel of portfolio merchants for banks and telecom businesses. This transition allows us to position ourselves as a technology host to support processors and industry consultants while further building relationships with banks and credit unions and partnering with payment providers globally. A series of successful industry channel partners in Airlines, Events Management, and Shopping Centers, opened up opportunities for the Company to leverage a definitive strategy to design, develop and license its technology portfolio. The introduction of Menu.events, Mytravel.menu, Onroute.tech became part of the Company’s expanding offering.

In 2018, the Company invested in executive management in India to open a new channel of business opportunities to accelerate our technology offerings in a new robust economy of scale. We have been strategizing avenues for working with financial institutions in India and educating them on our technology portfolio, so that we might enter the Indian market as a vibrant technology company and leader in the Electronic Know Your Client (“EKYC”) marketplace for digital solutions. We are actively working with the Mumbai FinTech Hub (established by the Government of Maharashtra for implementing Maharashtra State FinTech Policy), VISA, the India Institute for Development and Research in Banking Technology or “IDRBT” (the Certifying Authority for the Indian Banking and Financial Sector, licensed by the Controller of Certifying Authority, Government of India, for issuing Digital Certificates), and more recently the PWC India’s International Financial Service Centre or “IFSC” (set-up to undertake financial services transactions that are currently carried on outside India by overseas financial institutions and overseas branches / subsidiaries of Indian financial institutions), in connection with embedded financial services products and embedding domestic payment schemes utilizing the Company’s technologies. In addition, the Company is in continual engagement with financial institutions and enterprises in the India region to provide access the Company’s product portfolio, and with respect to integrations with Visa CyberSource and Visa Direct, which provides potential significant value as it would allow us to service or license to any Visa member bank or enterprise worldwide that is enabled with the Visa Payment Facilitator. Visa Payment Facilitator acquiring is a payment processing service licensed to member banks through major card schemes such as Visa, MasterCard, Amex, and Discover.

The Company’s 2018 launch of Granularchain.com created an important opportunity for the Company, as these solutions cater to larger enterprises required to meet the EKYC requirements. Granularchain.com is a multi-link relationship management solution for Signature capture EKYC for the financial industry, which allows financial institutions and enterprises to create, issue and manage securely a QR engine-exchange for permission-based “invitation only” access of client profiles, documents, digital signatures, for corporate or individual users. Granularchain.com uses a blockchain token to create tamper-resistant encryption of data within the system, but neither Granularchain.com nor the Company logs or maintains any client data. Neither Granularchain.com nor the Company are involved in the issuance or management of any cryptocurrency issuances or offerings. Please see our “Risk Factors” for additional information regarding the use of blockchain elements. One of the more widely known inherent risks associated with the blockchain relates to the 51% vulnerability, which can permit an attacker to break down the consensus mechanism and assume control over the blockchain.

The Company’s expansion in India has led to our establishment of various strategic alliances, including:

●	Mumbai Fintech Hub - A Government of Maharashtra Initiative for implementation and promotion of Fintech in the State, located Mumbia, in the Financial and Economic capital of India.

●	Compuage Infocomm India Ltd. - A major distributer in India with roughly 12500+ online and offline retailers, resellers and system integrators in SAARC Region

●	Wipro Ltd. - An IT & ITES service company and integration company with a market cap of $8B USD. Wipro caters to the EU, Middle East and Africa regions, giving the Company access to with Banks, Financial Institutions, Organizations and Governments in the regions.

●	Redington India Ltd. - An in-principal approval to access their distribution channel of 37,500 Channel Partners and Resellers in the India and SAARC regions, Middle East, Africa, and South East Asia.

●	IDBRT (Institute for Development and Research in Banking Technology) - Established by the Reserve Bank of India, is a unique institution focused exclusively on Banking Technology. The Company works closely with the organization to assist them with innovative technology for Indian banks

In 2020, the Company released three additional SaaS platforms to meet the needs of concerns raised by the COVID-19 Pandemic, which created further opportunities in education technology (“Edtech”), Telemedicine, and pre-screening security technologies. Our response to this was our release of our Eschool.systems, Phaces.io, and Doctor-Vid software platforms, which are having success with opportunities in cloud products distribution in the India and the SARC regions. During this time, the Company began planning its expansion plan into Blockchain, Non-Fungible Token (NFT), Digital Token issuances, and Smart Contracts as an alternative payments scheme.

Recent Developments

In 2021, the Company focused on several business engagements for the development of its distributor sales channel, including our engagement with ITD Cloud, a US based distribution company with over 30 resellers in technology VoIP services in the US. we also engaged a major distributer, Compuage Infocomm India, which has over 10,000 resellers throughout India, and the SARC and EMEA regions. Compuage Infocomm India’s primary customers are banks and telecoms. This engagement became a strategic entry point for promoting through experiences in the field networks. This engagement provided the Company with a wider reach to approach and offer clients with the technology suite through this partnership. In addition, throughout 2021 – 2022, the Company engaged with various payment partners worldwide, including:

●	XCoop. A company which provides services to Latin America expanding the reach of our payment rails in LATAM.
●	Unified Signal. A company with over 44 Million Wallet Clients.
●	FacilitaPay. This integration provides Payment and a Bank as a Service (BaaS) platforms for companies around the world that needs to connect to the LATAM financial ecosystem and infrastructure.
●	FISERV: This offering provides PCI Compliant PoS and MPoS devices giving Card present options to our clients in North America
●	XE: This engagement provides a comprehensive range of currency services and products, including our Currency Converter, Market Analysis, Currency Data API and quick, easy, secure Money Transfers for individuals and businesses.
●	Cambioreal. This engagement facilitates international money remittance in Brazil and the US.
●	AnyPay: A new way of accepting payments in the Philippines. The Anypay platform was built by the Company and is an ecommerce payment cart and wallet for merchants and individuals in the Philippines through our minority stake in XPay World. The platform is backed by the PF license that was granted to Xpay World from Paymaya, which is a subsidiary of the largest telecom companies in the Philippines.
●	Cellulant: The engagement expands our reach in the African sub-continent in approximately 26+ countries.

The Company also expanded various products in connection with our intellectual property portfolio, keeping abreast of market requirements, including:

●	NFT Limited Series: A NFT minting, issuing, publishing and trading platform.

●	A Bots Life: An AI-driven chat bot for organizations to engage with clients on aspects including sales inquiry, support, product walk through, regtech analysis and more.

Our continuing strategy is to develop a seamless portfolio of specialized industry payment technology wireframes, marketplaces and to allow our customers to “Brand As Their Own” for e-commerce and E-POS semi-integrated solutions on the cloud and mobile infrastructures to market and enable their portfolios of merchants and consumers. The result is a robust performing lineup of middleware’s that integrate easily with various types of payment industry financial institutions and processors creating a powerful gateway. We target banks and Third Party Processors for host issuing, acquiring and local payment industry businesses with an existing merchant portfolio mix that is ready for a breadth of trending technologies which incorporate everything from payments, blockchain to social-media advantages for their customers with an integrated price matrix to their gateways to provide seamless activations and revenues.

On September 20, 2019, the Company entered into an agreement to license its technology to XPAY World Corporation (“XPay”) in the Philippines in exchange for seven percent of XPay’s outstanding shares of common stock. Pursuant to this agreement, the Company and XPay worked in collaboration to develop and bring to market a payments industry certification PCI in the Philippines, and to introduce the Company’s entire technology portfolio into the India market. In addition, the Company developed the Anypay.ph platform for Xpay to deliver to market a payment solution for onboarding micro merchant accounts through the payment facilitator and third party processors licenses. Xpay was sponsored by PayMaya the subsidiary of Smart Telecom and KKR Group Investments.

On June 25, 2021, the Company entered into a purchase of source code agreement with Acquisition Botberries Inc. in India to acquire a copy of its source code with embedded artificial intelligence for the Company to fast-track the technology in its own platforms for an enhanced virtual assistant and customer experience. The Company’s “Abotslife” technology in its IP portfolio and its Chat Bot Ai technology source library allows the Company to advance production of virtual customer relationship management and develop a virtual assistant solution for businesses to service customers with Artificial Intelligence and self -service automation techniques.

A new virtual market is becoming more favorable to the concept of Metaverse and embracing Crypto, NFT and Blockchain. The Company has strategically developed a series of platforms which enable organizations and communities to deploy faster in order to meet the expectations and preferred engagement environments of today’s customers. Not only can an individual now launch a coin in the virtual market, but individuals can ensure that these coins provide the user with an added value purpose which becomes the driving force to engage all the community members at large.

In early 2022, we began the development and deployment of three new platforms in the Blockchain sector, as follows:

4.	NFT Limited Series (http://www.nftlimitedseries.com). A platform which offers the unique ability to curate in sequence multiple NFTs, thus creating a limited series. NFT Limited Series is a new addition to the Company’s Ecoverse, designed to “Mint your NFTs”.

This platform also offers a virtual tour of the NFT marketplace allowing individuals to browse through their options, choose from the store and purchase. Artists, businesses and individuals can mint & display their products / services and NFT in the marketplace and place a bid option within a specified timeframe.

5.	OriginatorX (http://originatorx.com). A platform which “underwrites” the entire issuing, publishing and auditing process of the Digitization of Debt, Equity or Patents into Tokens or Crypto Coins. The platform delivers a powerful management and audit application to Issue ERC20 Tokens and streamlines them into the new global economy by way of SmartContract Auctions. “Underwriting” refers to the process of compiling all company data, (e.g. corporate, legal, and management information, etc.) required to be collected and verified, and authorized for approval. This is the equivalent of a banking institution’s “KYC” process for a guaranteed debt note, whereby the issuer of the note must submit the data and structure of the product to be tokenized into a digital token. The offering of the token or digital debt / asset and valuation including the maximum supply and rules of engagement, also known as Tokenomics, must all be included as part of the underwriting process.

6.	MetaRealm.agency (https://metarealm.agency). An agency platform for VR and AR viewing with an enhanced service creator studio for virtual shops.

The design of these combined strategies for the coins launched by an enterprise incorporates a multi-tenant multi-industry solution, “Tokenomics” - allowing onboarding merchants a marketplace where they upload their products, services and offers. The community members use their coins to trade, exchange or redeem to purchase or remit. Further, the merchant engages with the customers through various methods of engagement i.e., Loyalty Rewards programs, Retail, E-gaming and Esports.

Our combination of platforms enable an organization or a community to create a self-sustaining eco-system to launch their own coins and marketplace, for individuals and merchants, with an engagement tool to ensure a faster go to market strategy.

One example of our live business use case application is our client, Shekel Coin. This coin is launched for a community creating an ecosystem to engage individuals and merchants and ensuring that all the necessity of a given household is fulfilled with in the Metaverse of their own making. We refer to this as, “Metaverse in Action, as unlike most Metaverses, our strategy provides all that a user may have imagined with a hands-on life application and usage.

It is evident that with the mass adoption of Virtual and Augmented Reality, and the popularity of Metaverses and Digital Realms, the next phase for enterprises and financial institutions will likely represent the necessity to enter these new market segments and channels. Our role is to provide the utilities and tooling required to deliver the customer journey for b2b, b2c, b2b2c and p2p channels. The Company has opened its design studio for AR & VR design under the marketable domain, Metarealm.agency, to offer our customers the ability for digital collaborations.

XPay Worldwide Overview

XPAY Worldwide Corporation (“XPay”) is Philippines-based and globally deployed boutique technology solutions provider that delivers the newest Digital Transition and Financial technologies available today. The Company holds a seven percent minority stake in XPay. The Company’s partnership with XPay provides for a payment technology known as a Terminal Management Solution (TMS), which allows for technology applications that require Android Point of Sale terminals to accelerate services to the Company’s South East Asia clients for their Digital Transformation and Payment initiatives. Xpay works closely with clients from inception (prototyping, planning), through designing and building phase, to the completion of the supply chain (deploying, managing) and fills any gaps in digital operations and payment strategy with a customized solution. XPay provides all required resources to elevate a company’s Digital Payment and Marketplace and White-labels their certified payment infrastructure to elevate clients to a premier payment provider to their consumer and institutional market.

Services offered by XPay:

●	PCI Compliant Remote TMS Host, which includes a Merchant Management Platform, Payment Switch and e-Commerce gateways
●	AWS Hosting
●	EMV PoS Android Device Certification
●	MPoS integrated and certified
●	E-Commerce Cart
●	Virtual Terminal
●	Blockchain AI
●	Payment Facilitation License (Philippines): VISA, MasterCard, JCB, AMEX (USD &PHP)
●	Third Party processor License in progress: : VISA, MasterCard, JCB, AMEX (USD &PHP)
●	Aggregator for Gcash & Maya Super wallets Philippines

The below table demonstrates the Personal Card Information, or, “PCI”, and methods of contact for card payment flows, utilizing the XPay Terminal Management Host Switch for EMV POS (Euro MasterCard Visa chip and pin compliant payment terminals) devices and card acceptance for Card Present Transactions by Xpay. “Terminal Management Host Switch” or “TMS” is a payment card acceptance platform for point-of-sale terminals and e-commerce carts. The column on the left specifies the license or certification requirement as part of the PCI which Xpay has completed and maintains as an industry standard. “PCI” is an industry standard requirement for “Personal Card Information” security. The column on the right describes usage under specific licenses or certifications granted by the sponsor acquiror of record in the respective country.

Payment Processing
License/ Certification	Description
PCI-DSS L3.2.1 Certified	One of the first smart Cloud Payment Processing switches to be built and PCI certified on AWS Cloud servers across the full spectrum of the payment universe, allowing plug-and-play white-labeling at a fraction of the cost and time for Enterprises and Financial Institutions.
Payment Facilitator and Third-Party Processor Licenses	The only payment facilitator and third-party processor License issued by PayMaya to Xpay in the Philippines (previously the subsidiary of Smart Telecom and now independent through investments by KKR Group Investments). Card types accepted: Visa, Mastercard, JCB, AMEX, WeChatpay, Alipay, PayMaya, Gcash, GrabPay*, and BancNet* Processing in USD and PHP USD and PHP and settlement of funds. Built specifically for infinite plug-ins of payment methods, including but not limited to: Fiat, E-Cash, Loyalty, and Cryptocurrencies
Online Payment System (OPS) Registration	Regulated by the Central Bank of the Philippines&NegativeThickSpace; (Bangko Sentral Ng Pilipinas)
AML Certified	Regulated by Philippines Anti-Money Laundering Council
Visa Direct	Interconnectivity for Card-to-Card Transfer as part of the Visa Everywhere Initiative

Xpay World Architecture

Philippines Commercial Expansion

XPay Philippines’ flagship client is Packworks Ventures, Inc., which provides enterprise resource planning (“ERP”) and other enterprise software solutions to more than 150,000 sari-sari stores throughout the Philippines. Packworks’ solution is deployed as a technology layer that covers the full sari-sari value chain, including inventory ordering from the Brand Principals selling to resellers, or, “mega sari sari stores”, and the reselling activity to the smaller retailers, or, “micro sari sari stores”.

Packworks, using software integrations with XPay’s payment platform and the Company’s proprietary technologies will deliver value added financial services. The initial stages are underway and include payment acceptance, loyalty, and wallet issuing. Later stages will include loan, insurance, and bank account origination, among others.

Upcoming Licensing Opportunities

XPay Philippines is engaged in advanced negotiations for the acquisition of a target company holding Philippine Central Bank licenses for Electronic Money Issuing, Virtual Asset Service Provider (crypto currency), and Remittance Transfer Company.

Potential Acquisition of Additional XPay Singapore Equity

The Company and XPay Singapore have entered discussions for the Company’s acquisition of additional shares of XPay Singapore as a result of XPay Philippines’ delivery of the commercial engagement with Packworks, which is due to successful collaboration and integration of the Company and the XPay Payment Platform.

Axepay Inc.

The Company’s partnership with Axepay Inc., a Canadian corporation (“Axepay”), commenced in 2016 to allow for cross-border payments including China. Axepay.com is a direct service to market platform for cross-border payments. The business model is based on embedded partnerships with financial service providers (financial institutions, MSBs, PSPs, EMIs and other payment service and foreign exchange providers that are regulated in the funds transfer, remittance, and foreign exchange trade desk industries. Our financial service partners have an important role in the Axepay infrastructure as Axepay.com is a technology solution and the platform provides the digital signature confirmation of instructions to our financial services partners on behalf of our clients and ultimate end-users. Any funds transferred payments or payments made using the Axepay platform are transferred by one or more of our financial services partners, depending on the type and method of payment. We currently have a large roster of financial service partners ready to deploy and we continue to explore and finalize additional providers to expand the financial service ecosystem of Axepay.

2022 Private Placement

On March 10, 2022 (the “Issuance Date”), the Company entered into a Securities Purchase Agreement with Leonite Fund I, LP, an accredited investor (the “March 2022 Investor”), to provide for the sale by the Company to the March 2022 Investor of a Senior Secured Promissory Note in the aggregate principal amount of $568,181.82 (the “March 2022 Note”, and, the “Financing”), to be paid by the March 2022 Investor to the Company in two tranches (each, a “Tranche”). The first Tranche consists of a payment by the March 2022 Investor to the Company on the Issuance Date of $250,000, from which the March 2022 Investor retained $10,000 to cover its legal fees. A second Tranche consisting of $250,000 will be paid by the March 2022 Investor to the Company upon the Company achieving net earnings in excess of $45,000 in two (2) consecutive calendar quarters during the 12 month period following the Issuance Date, less $5,000 which the March 2022 Investor will retain to cover its legal fees, resulting in an aggregate amount of up to $500,000 in total proceeds to be received by the Company in the Financing. The principal amount of the March 2022 Note includes an Original Issue Discount of $68,181.82 (the “OID”), resulting in an aggregate of up to $500,000 in total proceeds received by the Company in the Financing. The OID will be earned upon each Tranche on a pro-rata basis. (For example: upon the advance of the first Tranche, $34,090.91 will be added to the principal amount of the outstanding Note in addition to the amount advanced, and the total amount owed, or the total principal amount, will be $284,090.91.) In addition to the March 2022 Note, the March 2022 Investor also received (i) 3,000,000 shares of common stock of the Company (the “Shares”), and (ii) a common share purchase warrant (the “Warrant”, and together with the March 2022 Note and the Shares, the “Securities”) to acquire 5,000,000 shares of common stock of the Company. The Warrant is exercisable for five(5) years at an exercise price of $0.12 per share. The closing of the Financing in the amount of $250,000 occurred on March 10, 2022.

The maturity date (the “Maturity Date”) for each Tranche is at the end of the period that begins on the date each Tranche is advanced and ends twelve (12) months thereafter, and interest associated with the March 2022 Note will reset daily and accrue at a rate equal to the greater of 14% per annum or WSJ Prime plus 6%, which is payable monthly by the Company. The March 2022 Note may be prepaid by the Company in whole or in part at any time, at 110% of the outstanding principal and accrued interest. In the event of default by the Company of the March 2022 Note, any amount of principal plus interest due will bear interest at the lesser of the rate of 24% per annum or the maximum legal amount permitted by law. The March 2022 Note and the Warrant carry standard anti-dilution provisions. In addition, pursuant to the March 2022 Note we agreed to file a Form S-1 Registration Statement to register the Securities. The March 2022 Note might be accelerated if an event of default occurs under the terms of the March 2022 Note, including, but not limited to, the Company’s failure to pay principal and interest when due, certain bankruptcy events or if the Company is delinquent in its SEC filings. The Warrant may not be exercised by the March 2022 Investor into more than 4.99% of the Company’s outstanding common stock at any point in time.

If prior to the Maturity Date, the Company enters a subsequent financing on terms that are more favorable to the investor(s) in the subsequent financing than the terms of the Financing, the terms of the Financing will be amended to include such better terms so long as the March 2022 Note is outstanding. In addition, the March 2022 Investor has the right of first refusal on any financing so long as the March 2022 Note is outstanding. Additionally, the March 2022 Investor has the right to be repaid 100% of the remaining balance of principal and interest under the March 2022 Note from the net cash proceeds of any future financing or asset sale closed on by the Company, provided, however, that the repayment obligation will only be applicable to up to 50% of the first $500,000 in the aggregate generated by the Company from any future financing proceeds. Further, the March 2022 Investor has the right to participate in any future offering by the Company for a period of eighteen (18) months from the Issuance Date for an amount up to the Financing amount in strict accordance with the terms of such future offering. In addition, the Company is required to file a Registration Statement on Form S-1 with the SEC to register the Shares, and the shares of common stock issuable upon exercise of the Warrant.

The obligations of the Company under the March 2022 Note constitute a first priority security interest and rank senior with respect to any and all indebtedness of the Company existing prior to or incurred as of or following the initial Issuance Date. The obligations of the Company under the March 2022 Note are secured pursuant to the Security and Pledge Agreement entered into between the Company and the March 2022 Investor on the Issuance Date. So long as the Company has any obligation under the March 2022 Note, the Company will not incur or suffer to exist or guarantee any indebtedness that is senior to or pari passu with the Company’s obligations under the March 2022 Note. The March 2022 Note is secured by the assets of the Company.

The Company claims an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) for the private placement of the Securities pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act. The March 2022 Investor is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act. The March 2022 Note is a debt obligation arising other than in the ordinary course of business which constitutes a direct financial obligation of the Company.

The foregoing information is a summary of each of the agreements involved in the transactions described above, is not complete, and is qualified in its entirety by reference to the full text of those agreements, each of which is attached an exhibit to this prospectus. Readers should review those agreements for a complete understanding of the terms and conditions associated with this transaction.

Our Customers

Currently, the Company’s business is concentrated on servicing a continually increasing list of customers, software vendor partners in the fintech sectors, and payment card networks which are all integral parts of our strategic plan to accelerate customer activations and generate licensing fees and recurring transactional revenues. Our customers, ICICI Bank of India, Contact Innovation, Inc., Club UBCTV, and Axepay Inc., and more recently, Unified Signal, Shekel World, Arclay, and Franchise Exchange, are all concrete examples of our growth potential. All of the Company’s customers are parties to a standard agreement that consists of licensing, consultation/development, and ultimately payments processing which may include cross-border FX payments.

Financial Estimates Calculator - Payment Rails

Forecast: Financial Institution, Enterprise, and Merchant Customer Onboarding:

Year	Financial Institutions & MSB’s*	Merchants per Financial Institution	Enterprise Clients	Merchants
2022	8	15,000	10	5,000
2023	15	20,000	100	7,500
2024	25	25,000	250	10,000

*MSB denotes Money Service Business

Target: For each financial institution and money service business, we estimate a minimum average size of 2 million customers and the number of merchants set out in the above table ratio. For each enterprise the minimum average size of 100,000 customers would be enrolled and activated directly or through their respective merchants. The low average used is considered the basis bottom-line transaction size in the current market.

Average customer transactions range from ten (10) times per year to as much as twelve (12) times per month or even daily depending on the popularity, efficiency, and cost effectiveness of the products offered.

Licensing Targets

Financial Institution, Enterprise, and Merchant Customer Onboarding:

Year	Licenses	Merchants per License	Consumers per Clients	Option to Purchase with (5% 4-year royalty)
2022	20	15,000	150,000	2
2023	80	20,000	1.5 million	8
2024	200	25,000	5 million	40

Forecast: For each license we estimate an average size of 15,000 merchants and 150k customers. Average customer transactions range from 10 times per year to as much as 12 times per month or even daily depending on the popularity, efficiency, and cost effectiveness of the products offered.

Option to Purchase: We estimate that approximately 4% of licenses we issue will accelerate the option to purchase the software and royalty.

Industry Overview

For more than 30 years, the payment industry has been dominated by companies with a stronghold on providing financial institutions with core banking, processing platforms, and peripheral payment devices. Their software architecture has evolved slowly to expand and accept EMV, NFC and POS peripherals from the same top five manufacturers – keeping the industry limited to innovation and being boxed-in. This last decade, however, has transformed to a business environment containing hundreds of new MPOS peripheral providers for EMV-MPOS, QR code scanners and has further expanded to Smart POS’s on Android and IOS operating systems, allowing for semi-integrated applications connected by Cellular, Bluetooth and Wi-fi.

Positioning the Company

We have established ourselves with our customers as a provider of middleware and front-end solutions for enabling their retail merchants and enterprises with integrated specialized industry solutions. The payment industry has opened up to hybrid type payment schemes, however, we see it as our role to integrate these alternative payment options into our own platforms in order to facilitate client payment acceptance. There are now two parallel paths for payments and we service both: 1) Open-Loop and 2) Closed-Loop.

Our applications are developed to manage the following when taking a payment request for card-present and card-not-present payment transactions: Online or Off-line for EMV, MSR, QR, Tokenization, FX or DCC, BIN or Card Issuer routing and cryptocurrency processing. Further, NFC and QR codes are leading the way with the largest of these, a result of population size and number of active cards, China Union Pay which surpassed Visa in 2014. There are also established companies which are proving that Super App solutions and marketplaces are the future of Ecommerce and Digital. These companies include Alipay, WechatPay, Paytm, and Amazon.

Growth Strategy

We seek to extend our position and execute our business plan by continuing to penetrate our existing markets and expand into new geographies and market segments. Our goal is to continue to deliver innovative payment strategies and services to our customers that help them achieve their operational and business goals. The execution of our strategy is subject to our obtaining sufficient additional working capital to finance the various initiatives discussed, whether through investment or otherwise.

Our strategically implemented business plan throughout North America, India and South East Asia has been to develop a portfolio of industry specific products with core payments integrated as a SaaS offering for white-labeling for issuers, acquirers and processors.

Our partnership with Axepay Inc., for cross-border payments with China, has been completed and certified. This partnership expanded integration with several money services companies including Mondex, Money Corp, AFEX, Xe and Celluant, all significant major global FX trading companies covering vast regions, and meeting all compliance and regulatory issues, which have been satisfied and delivered for deployment.

We currently have a line up of financial service providers, e-gaming companies, transportation companies and retailers ready to apply and deploy. Further, we now have available EKYC and AML data for over 160 million active customers and 1.2 billion records on demand from individual and businesses.

We have a strategic partnership with Xpay World Corporation in the Philippines to provide a turn-key white-label of Genorocity.com as their wallet for crypto-currency deployment as the main digital currency, and Granularchain.com as their EKYC and AML solution to manage compliance. There remain hurdles to undergo with different bodies within the Philippine government, but a target rollout has been sited for July 2022.

Our launch of Granularchain.com with our technology partners Valivid, Vital4 and Shuftipro creates and important opportunity for the Company, as these embedded utilities cater to small, medium and larger enterprises which are required to meet the demands of government regulatory issues in dealing with ICO’s, cryptocurrencies, FIAT and conversions of digital reward points for cash. Further, we are expanding our payment integration solutions for North America.

Our strategy has been to develop a seamless portfolio of digital assets for various specialized industries with embedded payment processors for e-commerce, mobile wallet, virtual POS and mPOS semi-integrated payment systems with peripheral point-of-sale devices. The result is a robust performing lineup of middleware that integrates easily with various issuers, acquirers and processors, creating a powerful gateway host for banks, telecoms and global enterprises with existing merchant portfolios ready for trending technologies which also incorporate social-media advantages for consumers.

Our Advantage

In accordance with our agreements, we work with third party gateway companies to tokenize the infrastructure in our apps. Additionally, we work with HSM security modules to manage key exchanges using a DUKPT disciplines as keys are unique and not shared as prior protocols in legacy systems (Master Session Keys). As an added layer of security, our wireframes use PIN Block, One Time Passwords and Biometrics to confirm transaction exchanges between the customer / merchant and/or financial institution. We use certified partners such as Amazon Web and Azure (Bank Grade certified) as our data centers and we do not store any client files on our own host servers.

We aim to license our technologies though our CMS Platform, Emphasispay.com, our marketplace portal which allows the Company to manage sales, demonstrations, trainings, communications and price matrixes with its channel resellers and partners.

Our Technology Strategy

The Company successfully completed the builds for its technology portfolio suite in late 2018, which included wireframes and published production to showcase live testing environments. The current development or phased integrations with third party technologies are to enhance features or services in order to expand end-to-end delivery, and seamless integration for an improved client experience. The current status of the technology builds would be based on client requirements for customized solutions or their specific requirements regarding integrated systems that they may need. When we define cloud and mobility and SaaS solutions, we are describing the functionality of the structure for our customers to sell the services into their existing merchant portfolios. We currently have a lineup of financial service providers, transport and retailers ready to apply and deploy.

Our recent launch of our own CRM solution for the business marketplace, Emphasispay.com, will be both our communications and sales conduit for network channel sales and managing of resellers and partners globally.

Our Granularchain.com platform allows financial institutions and enterprises the ability to create, issue and manage securely a QR engine exchange for permission-based “invitation only” access of profiles, documents, and digital signatures for corporate or individual ID’s. Granularchain.com is our major entry point into Blockchain infrastructure.

Utilities we use in connection with our products and services:

●	Blockchain technology and utilities

●	Generated unique user and merchant KEYS with QR codes

●	D-signature and document tokenization

●	Single or 2-way SMS authentication

●	API’s for internal usage, partners and vendors

The blockchain elements we utilize are used for tamper-resistant encryption and neither Genorocity.com, Granularchain.com or the Company logs or maintains any client data on its servers. Additionally, neither Generocity.com, Granularchain.com, or the Company is involved in the issuance or management of any digital currency coin or cryptocoin issuances or offerings. Please see our Risk Factors for additional information regarding the use of blockchain elements.

The Company’s 2018 launch of Granularchain.com created an important opportunity for the Company, as this solution catered to large enterprises which are required to comply with Know Your Client and other regulatory requirements pertaining to token issuance, cryptocurrencies, Fiat and digital reward points. Further, we are expanding our payment integration solutions for North America, India and the ASEAN regions.

Under our agreements, we work with third party gateway companies to tokenize the infrastructure within our apps. Additionally, we work with HSM security modules to manage Key encryption exchanges using a DUKPT (Derived Unique Key Per Transaction) are unique and not shared as prior protocols in legacy systems (Master Session Keys) used the same key which made it more hackable and increased risk. As an added layer of security, our wireframes use PIN Block to confirm transaction exchanges between the customer / merchant and financial institution. We use certified partners Amazon Web & Azure (bank grade certified) as our data centers and do not store any client files on our host servers.

We hope to license our technologies though our CMS platform, Emphasispay.com, our business marketplace portal which allows the Company to manage sales, demonstrations, trainings, communications and price matrixes with its channel resellers and partners.

Our strategy has been to develop a seamless portfolio of various industry payment technologies for both e-commerce and mPOS semi-integrated payment systems. The result is a robust performing lineup of middleware that integrates easily with various financial institutions, issuers, acquirers and money service businesses, creating a powerful gateway host for banks, telecom companies and global enterprises with existing merchant portfolios ready for trending technologies which also incorporate social-media advantages for consumers.

The Company’s strategy is to allow for seamless integration with EMV MPOS, EPOS, E-Commerce and semi-integrated payment solutions including blockchain utilities for instant merchant deployment regardless of the size or scale of the client. Additionally, the Company offers both merchant and customer dashboards with APPs in Multi-OS for contactless and contact transactions.

Software Development

The Company continues to outsource module development and technical customer support to Finoit Technologies, Contezza Techno Solutions PVT, LTD., and Devone Technology, each of which are in India.

Fintech Accelerator Offering Program

The Company’s management established a Fintech Accelerator offering during the first of Quarter of 2017 to develop a unique payment sales opportunity through ISV Partners. Currently, the ISV or independent software vendor has strategically become an important channel of growth for the Company in the banking and telecom sectors.

The Company has been recognized by several Fintech Associations and Accelerators and often short listed in top 5 for its technology portfolio. The most recent is Qatar Fintech in Q1 of 2022. Others include Rise Barclays Visa in 2019 Q3, and IDRBT of India (Instituted of Development Research for Banking) for 5G Technology 2021.

Our Gateway Network

The Company works with payment processors, issuers, and acquirers to continuously expand on its seamless payment and gift card suite for Ecommerce, EMV MPOS and virtual terminal products capabilities.

The Company maintains a diverse network of payment gateways and vendors in several countries and is continuously expanding the list through API integrations of embedded utilities.

Payment Gateways	Vendors
Axepay, Inc. (USA, Europe, Ireland)	DataTrax
Worldnet (China, International)	Unrapp
CT-Payment (Canada)	ID TECH
PayPal (Worldwide)	Infobip
Stripe (USA, Canada)	Valvid
Spreedly (Worldwide)	Kontakt.io
MojoPay (USA, Canada, Europe)	ThreatMetrix
Humboldt Merchant Services (USA)	Contact Innovations
Inovio (USA)	Regtech Analytics
Authorize.net (USA)	Eliptical Inc
Payfacto (Worldwide)	Vital4 Inc
XE (Worldwide)	AgileBlue Inc
Xcoop (Latam)	IFCS Software inc
FacilitaPay (Brazil, Columbia)	Aerofi.aero
Aza (Africa)	GSD Ventures llc
Cellulant (Africa)	South Beach Accelerator
Cambioreal	Quotientica
NIUM (Worldwide)	Discover USA
NetBank (Philippines)	VISA
Paymaya (Philippines)	Shuftipro

Cross-selling to Existing Customers

The Company is exploring opportunities to offer its new platform capabilities and solutions to existing customers. Tokenization of transactions is also a secure processing methodology that has numerous applications across different customer use cases. The Company believes that by using our core technologies we will be able to create a platform that combines our identity technologies with our payment processing capabilities, and thereby, have a more complete offering for customers that are ultimately using only one of those services.

Adding New Customers

The Company plans to grow its core business through focused sales and marketing of its current products and solutions, as well as its newly developed platforms and solutions. We have added sales, marketing and product professionals who are developing additional distribution channels and seeking out new customers. We are leveraging our internal personnel with resellers, agents, and distribution partners, who generally are focused on a particular industry vertical and have an existing customer base to which they can offer our products, in addition to their existing lines. Some of the industry sectors covered by our resellers include e-commerce merchants, facilities management, logistics, houses of worship and communal organizations. These resellers enable us to target a significantly larger customer base, while maintaining a lower overhead of our own FTE’s sales personnel.

Channel Strategy

The Company believes that its channel strategy will be an effective way to bring its products and solutions to a broad market in an efficient and cost-effective way. We have entered into agreements with and are pursuing other channel partners, that play a key role in their respective verticals, such as Compuage Infocom India a technology provider for banks and smart cities, Cellulant for e-commerce business in Africa, LTD Cloud for Small and Medium business in the USA in telephony and VOIP, and IFCS catering logistics company for the Airline services industry. In addition, recent collaborations with Visa India and Discover USA have broadened our reach by integrating our solutions with their main payment hosts. This facilitated easy adoption by financial institutions globally on their networks to activate services by the Company. These channel partners provide access to their customers, who in turn work with many thousands of individual consumers and businesses, all of whom could benefit from the use of our solutions. By entering into agreements with these channel partners and leveraging their relationships, we believe we can expand our footprint more rapidly and cost effectively, as compared to pursuing separate agreements with each customer.

The Company has made a significant effort to collaborate with fintech companies in India, Qatar, USA and South East Asia with the goal of establishing partnerships and sponsorships locally in these regions. The importance of participation is not only to showcase our portfolio but our strategic capabilities to collaborate and partner with fintech groups, associations and networks to license our technology and provide our expertise as a service.

Entering New Markets

The Company has already entered new markets in China, Latin America, Africa and India. The Company believes that the solutions that are currently being offered and developed in those countries will be suitable to be similarly offered in other emerging markets in other regions. Furthermore, the improvements to the Company’s platforms and the expansion of the sales teams are being undertaken with a view to being able to support transaction processing and customers across borders without the need to establish and build new facilities in each new country, thereby reducing the costs of entry into each new market.

Innovation

As the electronic payments industry continues to evolve, we aim to be at the forefront by developing new services and solutions that leverage our platform and core competencies and thereby enable us to enter new markets, attract new customers and retain existing ones. We also believe it will be critical to our growth for us to continue to enhance our platform capabilities. We believe the development of new services and solutions will be an important revenue source in the future and enable us to continue to differentiate our platform and capabilities. The Company believes that by using our core technologies we will be able to create solutions that address some of today’s major global market challenges and opportunities arising in payment solutions and access control, coupled with the ubiquitous use of mobile devices. By combining our core technologies, we have built various payments solutions, platforms, and applications which are intended to support a wide variety of digital transactions.

Select Acquisitions

We intend to selectively pursue acquisitions that will help us achieve our strategic goals, enhance our technology capabilities, and accelerate growth. We believe pursuing these types of acquisitions will increase our ability to work with existing customers, add new customers, enter new markets, develop new services, and enhance our processing platform capabilities. However, we have no commitments with respect to any such acquisitions at this time.

Marketing and Sales

The Company plans to develop and implement a robust marketing and content strategy. The marketing team is tasked with improving external brand messaging to help focus the mission, sales strategy and product development as the Company strives to reach new target markets and customers. The objective is to produce industry-specific marketing assets that highlight our platform, solutions, and their role in digital transformation. The company plans to undertake a balanced mix of marketing activities including digital advertising, increased social media presence, email campaigns, and newly developed web-content. Existing marketing assets and sales support materials will be refreshed, revamped, and in many cases simplified for cohesion, ease of use, and rapid comprehension and consumption.

Intellectual Property

General

We have not applied for or received patent protection in the US or any other country and, as a result, there is a distinct risk that we will not be able to adequately protect our intellectual property rights in these countries. We own and control a variety of trade secrets, confidential information, trademarks, trade names, copyrights, and other intellectual property rights that, in the aggregate, are of material importance to our business. We consider our trademarks, service marks, and other intellectual property to be proprietary, and rely on a combination of copyright, trademark, trade secret, non-disclosure, and contractual safeguards to protect our intellectual property rights. We currently license and plan to license our intellectual property rights in different regions throughout the world where we provide certain of our products, and services. Where we develop the intellectual property, either directly or through a joint venture, it is and will be owned by us.

We rely on a combination of trade secrets, non-disclosure agreements, and other intellectual property to protect the proprietary technologies that we believe are important to our business. Our success will depend in part on our ability to obtain and maintain patent and other proprietary protection for commercially important inventions and know-how, defend and enforce our patents, maintain our licenses, preserve our trade secrets, and operate without infringing valid and enforceable patents and other proprietary rights of third parties. We also rely on continuing technological innovation to develop, strengthen, and maintain our proprietary position in the field of diagnostic decision-making support software devices.

Proprietary Domains and Branding

Over the years, the Company accumulated its ownership of numerous domains names in its main markets and in relation to its technology assets. The Company uses a technology branding model for its clients to demo in live production. We believe this strategy facilitates real life simulations so that clients and partners may easily grasp the intuitive nature use of our technologies in industry specific use cases.

Twelve Month Outlook

Currently, the Company has access to capital resources to fund its operations for the next six (6) months. The Company’s business plan for the next 12 months is to transform the Company from a developer to enabling customer portfolios of merchants and retail customers for banks and telecom companies. Such a transition would allow the Company to position itself as a technology host and support provider capturing large pools of customers in several markets.

Historically, the Company has had operating losses and negative cash flows from operations. Whether, and when the Company can attain profitability and positive cash flows from operations is uncertain. These uncertainties cast significant doubt upon the company’s ability to continue as a going concern.

The Company will need to raise capital in order to fund its operations. To address its financing requirements, the Company will seek financing through debt and equity financings and rights offerings to existing stockholders. The outcome of these matters cannot be predicted at this time.

Our requirement for additional capital is to grow in our sales and support team in local markets we are focused on which include North America, India and the ASEAN region. A majority of our technology portfolio wireframes and apps are developed with little customization required for market, which is part of our go to market strategy. Additionally, any capital raised in the future would be used for market awareness, hiring of sales and support teams and host key industry trade shows marketing to both client and partner resellers.

EmphasisPay.com is the Company’s business marketplace. This marketplace has been developed as a go-to strategy to communicate to our resellers, ISO’s, vendors and partners, with a full CMS to streamline and manage business opportunities including specialty projects for our proprietary technology suite. We provide presentations, marketing brochures, and pricing matrixes and manage both introductions and training to our portfolio of platforms.

We also provide a vast network of global partners for card payments and cross-border payments including card issuing and processing transactions for retail and enterprise merchants globally. See: www.emphasispay.com

The Company will leverage the Xpay.World host TMS PCI switch on AWS cloud services as a utility for delivering SAAS solutions with embedded contact and non-contact payments as a bundled services to multiple industries.

The Company has made a significant effort to work with banks and fintech companies in India, Qatar, USA and South East Asia with the goal of establishing partnerships and sponsorships locally in these regions. The most recent discussions by the Reserve Bank of India to allow digital EKYC and KYC creates a significant opportunity for regulatory compliance entry with our portfolio of products and solutions. Further, the Reserve Bank of China has also been working to implement new rules for digital compliance and solutions which may further our reach into the market with a larger opportunity for our complete portfolio of specialized industry applications.

Our management team was fundamental in the strategic business negotiations, process, design, development and commercialization of the Axepay platform from end-to-end. This cross-border payments platform incorporates an additional component with automated FX trades, treasury, digital documents, and settlement seamlessly against the RMB currency and many other global currencies currently powered by more than four global partners allowing Axepay to have significant global coverage in multiple jurisdictions. The global opportunity for cross-border transactions with China has begun to materialize into China, one of the most significant trading countries.

Revenue Model

Our Ambassador Program

The Company, through its Emphasispay.com business platform, is currently working on the launch of its Ambassador Program with an expected launch date in 2022. The Ambassador Program provides businesses and enterprises with a partnership opportunity to utilize the IP Portfolio as a Reseller, ISV (Independent Software Vendor), or ISO (Independent Sales Organization), Affiliate & VARS (Value added Resellers) model, with a brand as your own model. The Ambassador Program fits in with the Company’s global expansion plan for 2022 with Compuage Infocomm Ltd., ITD Cloud, LBM (Africa) and others as initial corporate users.

Partners	$10K	$25K	$50K	$500K
Role	Reseller training program	Library access code program	Library Host setup program (Partial)	Library Host setup program (Full)
Commission	10%	15%	30%	80%
Details	Works with clients, demo’s & training	Manages Platform & operates Licenses	Co-host Server & Library Access for 1 Country	Co-host Server & Library Access for unto 3 Countries
Software Development	N.A.	N.A.	Inhouse / TPV	Inhouse / TPV
			SmartCard Marketing Systems	SmartCard Marketing Systems

Between 2019 and 2022, we added the following payment gateways to our payment network:

Payment Partners		Card Payment Partners
XCoop	NIUM	Fiserv	Payfacto
FacilitaPay	XE	DTOne	Visa
Cambioreal	MoneyCorp	Visionlabs of Nevada	Discover
AFEX	Payeco	HMBS of Chicago	Paymaya
Cellulant

Payment Processing Solutions and Products

The Company’s electronic payment gateway services are volume priced on a per transaction basis and include license fees for software, and opportunities for FX and Card Interchange percentage fee income on processing. The pricing for the Company’s new closed loop financial payment platform is expected to be based on a combination of FX transaction fee and a subscription model based on numbers of cardholders and merchants enrolled. The Company also earns income from underwriting, tracking and reporting of EKYC and EKYB.

Competitive Landscape

The markets for the Company’s products and services are competitive and the Company is faced with competition. Competitors include Zelle, Venmo, Givex, Paytm, and Stripe.

These markets are characterized by frequent product introductions and rapid technological advances. The Company’s financial condition and operating results can be adversely affected by these competitors and other industry-wide downward pressures on gross margins. Principal competitive factors important to the Company include price, product features, relative price and performance, product quality and reliability, a strong third-party software, marketing and distribution capability, service and support and corporate reputation.

The Company is focused on expanding its market opportunities globally related to fintech and paytech solutions, applications, and platforms, primarily focused on the marketplace industry. These markets are highly competitive and include several large, well-funded and experienced participants.

The Company’s future financial condition and operating results depend on the Company’s ability to continue to provide a high-quality solution as well as increase distribution of the solutions in each of the markets in which it competes.

The Company is also facing challenges in the NFT and Crypto sectors as companies such as Opensea, Coinbase, Kucoin, Kraken and Bitmart continue to expand into payments.

Governmental Regulations

As a technology provider, the Company does not need or require any direct regulatory approval from government authorities or agencies in order to operate its regular business. However, it is possible that changes to the Company’s business operations in the future might require government approvals.

Due to the security applications associated with the Company’s products and platforms, the activities and operations of the Company are subject to license restrictions and other regulations, such as (without limitation) export controls and other security regulation by government agencies. Expansion of the Company’s activities in payment processing may in due course require government licensing in different jurisdictions and may subject it to additional regulation and oversight.

Data protection legislation in various countries in which the Company does business may require it to register its databases with governmental authorities in those countries and to comply with additional disclosure and consent requirements with regards to the collection, storage and use of personal information of individuals resident in those countries.

The Company works with local Bank Sponsors when licensing its technologies to a client, however, it is the client which may be subject to regulatory approvals or be required to seek such approvals. In the case of PCI (Payment Card Industry) scope or MSB (Money Services Businesses) sponsorship, the Company works with local banks and financial institutions within its clients’ regions of operation to enable the Company’s technology portfolio for its clients in such regions. By contrast, the Company must incorporate or register in local regions in order to meet data and processing information requirements of different regions when offering its technologies as a white-label hosted product (e.g. Amazon Web Services), unless the Company is installing its technology directly onto a client’s cloud network, which may be the case for large enterprises and financial institutions. However, during the Covid pandemic in 2020 - 2021, this was not always possible as travel restrictions and travel bans caused significant delays and not all countries permitted their corporate registration rules to allow for non-present persons to register, such as was the case in India. At the moment, there are no foreseeable regulatory changes or issues that we believe will have an impact on our operations. We are hopeful that the international blockchain and cryptocurrency regulatory environment will begin to improve through each respective regulatory process and that related protocols and rules will continue to evolve, and in such case the Company will respond accordingly to accelerate adoption through our products.

Facilities

Our corporate headquarters are registered at 20C Trolley Square, Wilmington, DE 19806. Our corporate telephone number is 844-843-7296. Our website address is www.smartcardmarketingsystems.com. At this current time all of the Company’s team members work remotely from home. The Company may consider establishing corporate offices again in the future or utilizing a membership office rental in the near future.

 Employees

We currently have six full-time employees and 14 independent contractors.

 Legal Proceedings

We are not presently a party to any legal proceedings. We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to a medical device business. These matters may include product liability, intellectual property, employment, and other general claims. We accrue for contingent liabilities when it is probable that a liability has been incurred and the amount can be reasonably estimated. Regardless of outcome, litigation can have an adverse impact on us because defense and settlement costs, diversion of management resources and other factors.

Corporate History

The Company was incorporated in the State of California on July 19, 1983, as Quality Associates, Inc., and changed its name to ComputerMarketplace, Inc. in June 1987. In March 1993, ComputerMarketplace, Inc. (i) changed its name to Computer Marketplace(R), Inc. (“Computer Marketplace(R)”) and (ii) changed its state of incorporation from California to Delaware. On August 27, 1999, the Company changed its trading symbol on the OTC Bulletin Board from “MKPL” to “EMKT” in contemplation of its name change to eMarketplace Inc., which such name change was effectuated on September 17, 1999.

On February 10, 2006, the Company filed a Certificate of Incorporation with the State of Delaware to redomicile the Company in the State of Delaware with 100,000,000 authorized shares of common stock $0.001 par value per share.

On March 3, 2006, the Company filed a Certificate of Amendment of Certificate of Incorporation to (i) change the name of the Company from eMarketplace Inc. to Smart Card Marketing Systems, Inc., and (ii) effect a reverse stock split of its issued and outstanding shares of common stock at a ratio of 1000:1, while maintaining its number of authorized shares of common stock at 100,000,000 shares. Additionally, on March 3, 2006, the Company changed its stock symbol from “EMKT” to “SMKG”.

On March 15, 2006, the Company entered into a definitive share exchange agreement (the “Share Exchange Agreement”) with the shareholders (the “Smart Card Canada Shareholders”) of Smart Card Marketing Systems Inc., a Canadian corporation (“Smart Card Canada”), pursuant to which the Company agreed to acquire from the Smart Card Canada Shareholders all of the issued and outstanding shares of common stock of Smart Card Canada held by the Smart Card Canada Shareholders in exchange for 53,999,999 restricted shares of common stock of the Company (the “Share Exchange Transaction). The Share Exchange Transaction closed on March 15, 2006 (the “Closing Date”). As a result of the consummated Share Exchange Transaction, our operations and management shifted to that of Smart Card Canada.

On January 8, 2008, the Company filed a Form 15 with the Securities and Exchange Commission to deregister the Company’s shares of common stock and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On October 26, 2012, the Company filed a Certificate of Amendment of Certificate of Incorporation with the State of Delaware to increase its number of authorized shares of common stock from 100,000,000 to 300,000,000 shares.

On February 22, 2018, the Company filed a Certificate of Amendment of Certificate of Incorporation with the State of Delaware to increase its number of authorized shares of common stock from 300,000,000 to 500,000,000 shares.

ESG Practices

Environment

Global environmental awareness has an increased focus on sustainability and participation. We focus on digital transformation for organizations which enables sustainability and participation in bringing a positive change for us and for the partners and clients we work with. We comply with the environmental regulation standards applicable to the Fintech and Paytech industry and contribute to its protection. We are proud to state that we have a zero carbon footprint owing to the digitalization of all of our processes and documentation. All of our platforms are white-labeled and SaaS enabled, with the exception of Axepay, which is a direct service to market platform for cross-border payments. With our focus on Cloud, Mobility, E-Commerce infrastructure and digitization, and a virtual economy, which contribute to environmental sustainability. The Company is creating paperless economies enabling communities, organizations and enterprises a structured use of traditional tools in a digital environment. We use biodegradable and recyclable material at our offices.

Wellness

Our wellness policy is designed to promote the overall wellness of our team members. Our wellness policy includes:

●	Open Door policy: We have an open door policy where all of our team members can approach each other and have open communications with anyone in the organization.

●	Weekly meetings: We conduct weekly meetings to check on the gaps faced by the team. This allows us to understand their approach and comfort level at work and when executing projects. We match these gaps and ensure the team’s success.

●	Annual Leave: We provide two weeks of annual leave every year.

●	Weekends off: Weekends are off days for all the team members in our organization. If a team member is required to work on the weekend, the Company provides time to recuperate on a week day.

●	Statutory Holidays: The Company’s team members are eligible for days off on the national holidays and religious holidays of their region or country.

●	Sick leave: Sick leave is provided to our team every month.

●	Annual Health Check up: We conduct annual health checkup drives for our team.

Social Responsibility

Our corporate social responsibility policy is devised to have a positive influence towards the society that we work and live in. We provide tools which help in uplifting and supporting the community cause at large.

We devise policies and offer our tools to support schools and organizations to be able to sustain economically during enduring times. During the covid 19 pandemic, our efforts were to reach out to a maximum number of schools to offer our online education platform for free to enable them to conduct online classes and connect with the students.

We devise multiple strategies and tools that support the start-up community at large. This helps not only the start-up, but also introduces socio-economic changes in the region that they operate in.

Corporate Information

The Company was incorporated in the State of California on July 19, 1983, subsequently changed its state of incorporation to Delaware in March 1993, and redomiciled in the State of Delaware on February 10, 2006. The Company changed its name to Smartcard Marketing Systems, Inc. on March 3, 2006.

Our corporate headquarters is located at 20C Trolley Square, Wilmington, DE 19806. Our corporate telephone number is 844-843-7296. Our website address is www.smartcardmarketingsystems.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus or any prospectus supplement.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our stock is currently quoted on the OTC Markets’ “OTCQB” tier under the symbol “SMKG”. We have 491,892,061 shares of our common stock outstanding as of November 23, 2022.

The following table sets forth the high and low bid information for each quarter within the two most recent fiscal years, as estimated based on information on OTC Markets. The information reflects prices between dealers, and does not include retail markup, markdown, or commission, and may not represent actual transactions.

Year Ended December 31, 2021

	Bid Prices
	High	Low

First Quarter	$0.33	$0.02

Second Quarter	$0.12	$0.03

Third Quarter	$0.08	$0.04

Fourth Quarter	$0.13	$0.04

Year Ended December 31, 2020

First Quarter	$0.03	$0.01

Second Quarter	$0.03	$0.01

Third Quarter	$0.04	$0.01

Fourth Quarter	$0.05	$0.02

As of _______, 2022 our common stock closed at $0.[ ] per share, as quoted on OTC Markets.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions which we do not meet. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

The number of holders of record of shares of our common stock is 100.

There have been no cash dividends declared on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

Registration Rights

We entered into a securities purchase agreement with the investor in the 2022 Private Placement, pursuant to which we are filing the registration statement of which this prospectus is a part with the SEC to register for resale the 3,000,000 shares of our common stock issued in the 2022 Private Placement and 5,000,000 shares of common stock issuable upon the exercise of a common share purchase warrant issued to the investor as part of the 2022 Private Placement.

SELECTED FINANCIAL DATA

As a smaller reporting company, we are not required to provide this information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties as described under the heading “Special Note About Forward-Looking Statements” elsewhere in this prospectus. You should review the disclosure under the heading “Risk Factors” in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

SmartCard Marketing Systems, Inc. (“SmartCard Marketing Systems” and the “Company”) is an innovative Fintech and Paytech accelerator company operating as an E-Commerce, Cloud, and Mobility software solutions and applications provider to the global payments industry. We believe in super-apps and deliver a suite of proprietary cloud-based business solutions, applications and marketplaces to our payment industry business customers to assist with the deployment of their merchant portfolios. By providing Business Intelligence and Digital Transformation strategies through our proprietary portfolio of specialized cloud and mobility software solutions and applications with embedded payments technology to our customers within the Banking, Business Enterprise, Retail Point-of-Sale with e-Wallet / m-Wallet, Cross-border Payments, Blockchain, Crypto, Non-Fungible Tokens or “NFTs”, Token, Digital ID, Video eKYC and Payments industries with a focus on Digital Retail shops, Events Tech, Ed-tech, Tele-medicine, Digital Vault, and Transit Booking.

We have a methodical approach to the payments acceptance industry. Our proprietary business applications are developed as a cloud-SaaS model for web and mobility, offering flexibility, security and scalability to our customers. The Company’s proprietary cloud and mobility applications are licensed as white-label solutions to our customers and partners. We develop business process applications for B2B, B2C, B2B2C and P2P with integrated payment networks and embedded third party tools to expedite the go-to-market for our customers. This merchant on-boarding strategy allows for easy adoption and ready-to-market products for our customers. Further, we seek to identify vendors with unique technologies which we may seamlessly integrate with as part of a pay-per-use model by tier volume pricing embedded within our applications, a process also known as “API’s”. This strategy amplifies both merchant and customer engagement while increasing revenues. We believe that API’s are the backbone of our strategy.

The rise in demand for cross-border payments to support international trade has become a major opportunity for SmartCard Marketing Systems to offer both digital payment rails combined with digital card payments services as Payments as a Service (“PaaS”). The Company uses its own payment rails as an embedded payment services strategy to accelerate its portfolio of commercial deployments for its customers.

The Company has positioned itself to be a key services and applications provider in the Paytech, Fintech and Blockchain industries with its unique strategy of licensing its technology with embedded payment rails, blockchain protocols, and utilities within the Company’s portfolio of applications. This unique agnostic ecosystem provides business intelligent processes, embedded utilities and payment technology resources in a digital strategy for faster deployments. This ecosystem and digital strategy technology is offered in markets that are either regulated or in the process of developing and/or implementing their regulatory framework to allow for mass adoption.

SmartCard Marketing Systems has an IP portfolio of 20+ proprietary solutions. All of the Company’s proprietary platforms are designed with at least three tier levels via Partner, Merchant and Individual users. These users are interlinked through a permission-based structure on each platform through a registration and approval process ensuring compliance and safety.

Our continuing strategy is to develop a seamless portfolio of specialized industry payment technology wireframes, marketplaces and to allow our customers to “Brand As Their Own” for e-commerce and E-POS semi-integrated solutions on the cloud and mobile infrastructures to market and enable their portfolios of merchants and consumers. The result is a robust performing lineup of middleware’s that integrate easily with various types of payment industry financial institutions and processors creating a powerful gateway. We target banks and Third Party Processors for host issuing, acquiring and local payment industry businesses with an existing merchant portfolio mix that is ready for a breadth of trending technologies which incorporate everything from payments, blockchain to social-media advantages for their customers with an integrated price matrix to their gateways to provide seamless activations and revenues.

We currently rely on a small number of customers for the majority of our revenue. As reflected in our accompanying consolidated financial statements, for the nine months ended September 30, 2022, our revenue was $440,487, and for the year ended December 31, 2021, our revenue was $405,412. We have not generated profits since inception, have sustained net losses of $988,941 for the year ended December 31, 2021 and $357,723 for the nine months ended September 30, 2022, and have incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, we had an accumulated deficit of $8,417,539. Accordingly, our accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which we have not been able to accomplish to date, and/or to obtain additional working capital from related and third-parties. Through the date our consolidated financial statements were available to be issued, we have been financed by our primary shareholder and third-party investors. We have suffered recurring losses from operations, have a significant accumulated deficit, continue to experience negative cash flows from operations, and our financial statements do not include any adjustments that might result from the outcome of this uncertainty. For the foregoing reasons, our independent auditor raised substantial doubt regarding our ability to continue as a going concern in its accompanying opinion to our financial statements.

The Company currently generates revenues through the white-label licensing of its cloud and mobility applications and through our processing of recurring payments transactions. In addition, the Company also has a strategic financial model in fintech which is driven by an exchange of value through the licensing our technologies to clients and partners in consideration for equity in their respective companies combined with a revenue share model. The Company’s business lines which are currently generating revenue include: Remote Deposit Capture, Cross-border Payments, Fintech Accelerator, Genorocity, Granularchain, OriginatorX, NFT Limited Series, and Qr.guru. The Company’s business lines which are not currently generating revenues include: Menu.events, Mytravel.menu, Phaces.io, Profiler.us, Onroute.tech, ijobs.shop, articul8te, Mtickets.events, Abotslife, and Doctor-vid.

It is generally understood within the payments industry that past performance of a company may not be indicative of future performance, given the continual financial and economic changes within companies utilizing the products and services of paytech companies such as ours, as well the continual changes to economies on a global scale. Financial and economic trends are not easily predictable, nor can we know necessarily how long they will last. What we do know about the payments industry is that when trends are adopted by the masses they often become embedded and remain part of the ongoing process within the industry. However, these processes must still undergo regulatory approvals and compliance at each individual country level, which may not make certain of them entirely favorable. The Company believes that its current financial condition impacted in part by the current global economic crisis will improve in the short-term towards the long-term, as several key partnerships in our embedded payments services and cross-border payment services are now active. This is particularly important because it establishes the Company as commercially viable in key markets with sponsor partners, namely, North America, Singapore, Africa, China, Philippines and India. In addition, our reseller partners will also have less friction into the market as we have payment providers in their region coverages.

Principal Products and Services

The Company maintains an extensive IP portfolio which can be licensed within multiple industries. The below table demonstrates that the growth in each industry creates a direct channel opportunity for the Company. The primary challenge that we currently face is our inability to pursue multiple industries simultaneously due to our undercapitalization. We also face fierce global competition. However, in connection with our strategic alliances with Compuage Infocom India, PWC India, and XPAY Worldwide Corporation in the Philippines, we hope to be able to enter additional markets as each of these business relationships provides us with the ability to integrate through the local reselling of the Company's technologies by their respective networks and partners, which could in turn enable the Company to provide embedded payments using our technologies through local financial institutions and payments services partners. The added advantage of this strategy may reduce market-entry friction.

Our in-house design concept and development technology lab develops our proprietary software solutions and applications which we offer to our customers as white-label “Brand as your Own” licensing opportunities through our own internet business marketplace, www.emphasispay.com. Our e-commerce, cloud and mobility architecture includes: Payments with QR & Wallet, Remote Deposit Capture, Blockchain, Crypto, NFTs, EKYC by Video, E-commerce, Cross Border FX, Events Management, Transit and Tracking, Documents Vaulting, Digital ID Key, E-Gaming, E-Sports, Card Issuing Management & Media Publishing. These target industries combined represent more than $22.8 Trillion in opportunities between 2022 – 2025 (as referenced herein, in “Market Opportunities”). Our proprietary software portfolio, which we offer to our customers for white-label licensing through our Emphasispay.com marketplace, currently includes the following applications:

Intellectual Digital Property Assets Portfolio

Platform	Description	Life Cycle
Genorocity www.genorocity.com	A Digital Retail Platform & Wallet with a suite of features for Malls, Hotel & Entertainment Property, Theme Parks, Enterprises, Franchisers and more. Coupons, Cards, Loyalty points, Social-media, Offer Showcase, Promoted offers, Proximity, Beacon Tech for both Web & Mobile Applications with payment gateways.	In Use
Mtickets.events www.mtickets.events www.mobile.events	A digital events and mobile Ticketing management platform with an events portal for planners, associations, retailers and networking groups. A full digital suite of features includes: creating of events, conferences, exhibitors, collaborators, partner suppliers, ticketing and registrations. Both web and mobile applications with payment gateways embedded.	Marketable
Check21SaaS www.check21saas.com www.checkvalet.com	Remote Deposit Capture technology. Cloud-based with multi-scanner options, seamlessly integrated, working remotely from branch or client locations. Also with processing functionality and x9 clearing files for settlement.	In Use
Articul8te www.articul8te.com	Our more recent release Digital Data-Room for Sales, Content & Task management application both Web & Mobile. The suite of features includes: Private or Public mode with Group set-up, To-do Lists, Social-media & Articles publishing, Creating Tasks and Invites, with tracking and calendar functionality.	Marketable
Mytravel.menu www.mytravel.menu	Designed to capture the Consumer & Business pre-order food market and onboard or inflight menu sales. The application allows transport operators to easily integrate and import menu options.	Marketable
iJobs.shop www.ijobs.shop	A digital job seeker solution for both merchant and job seeker. This innovative solution is QR Code based and allows the job seeker to simply upload their CV and Profile within seconds. It offers the merchant a web portal to publish job opportunities and promote content through popular social media channels.	Marketable
Emphasispay www.emphasispay.com	A proprietary CRM & CSM solution Products and Services Portal.
• Marketing & Communications
• Marketing PDF’s & Onboarding PDF’s
• Partners, ISV & Reseller Portals
• Client Prospect forms
• Webinars, Training, Maintenance & Support
	• Portal Banners	In Use

QR.guru http://www.qr.guru http://myshopping.guru http://www.prizescan.guru	A digital e-Commerce shopping platform; a lead generator and capturing solution for sales events, MLM and affiliate marketing. Generates automated unique URL and QR codes by event or business type. Includes a user- friendly product selection list, as well as exportable leads and data. Includes a Prize Scan solution to capture data and set prizes on products.	In Use
Menu.events http://menu.events	Made for event facilities, conference centers and catering companies. Offers a fully digital catering order application for both web and mobile. Includes dashboards for customers, merchants, and administrators, with a customizable interface.	Marketable
Granularchain http://granularchain.com	A digital ID Key with a permission-based onboarding and EKYC by Video Biometric solution with two-level authenticate solution on a permission-based transaction architecture for Digital ID with Documents Vault	In Use
Profilr.social http://profilr.social	A search engine and booking tracking solution with eKYC that organizes public records and social network information into simple profiles to help you safely find and learn about people. The ability to build a case file on an individual is now a simple task with Profilr.social.	Marketable
Onroute.Tech http://www.onroute.tech	Designed to manage Booking Ride and Tracking solutions for individuals, limousine, courier, shuttle and bus services for the transit industry.	Marketable
Distributer.Email https://distributer.email	An email campaign and analytics solution for enterprises and agencies to distribute and manage email campaigns with analytics.	In Use
Atelier.Social https://atelier.social	A publishing and managing tool for Social Media Content, Marketing and Networking. A critical tool to collect data, analytics and reporting to improve opportunity and conversion.	Marketable
ABotsLife https://abotslife.com	Connects your business with buyers through real-time conversations on your business site, social media, WhatsApp, and other platforms and captures the data for call to action. With Features such as Machine Learning, AI ChatBot is a preferred mode of conversation with businesses, supporting customers with queries, task walk through and management, and lead generation, sales support. Preferred by Educational Institutions, Banks, FI’s, Insurance companies, Pharmaceuticals, Hospitals, Real Estate, Logistics, Tele-Medicine and SME’s across industries.	In Use

Eschool System https://eschool.systems	School Management System platform enables schools to operate on a cloud environment enabling them to manage the complete array of educational and administrative operations.	Marketable
Doctor Vid http://doctor-vid.com	The Platform provides Medical Clinics and Doctors with the Tele-Medicine communications needed to facilitate both scheduling and E-Video sessions. Enabling doctors, hospitals, and pharmacies to register on the platform and customers can access and book appointments seamlessly and contactless, and integrated with payment gateways.	In Development
Phaces.io http://phaces.io	A SaaS solution for Organizations to enable Facial Recognition for security verification and to authenticate users for online meetings, webinars, conferences and onsite meetings or events.	In Development
OriginatorX http://originatorx.com

The platform underwrites the entire issuing, publishing and auditing process of the Digitization of Debt, Equity or Patents into Tokens or Crypto Coins. Delivers a powerful management and audit application to Issue ERC20 Tokens and streamlines them into the new global economy by way of SmartContract Auctions.

“Underwriting” refers to the process of compiling all company data, (e.g. corporate, legal, and management information, etc.) required to be collected and verified, and authorized for approval. This is the equivalent of a banking institution’s “KYC” process for a guaranteed debt note, whereby the issuer of the note must submit the data and structure of the product to be tokenized into a digital token. The offering of the token or digital debt / asset and valuation including the maximum supply and rules of engagement, also known as Tokenomics, must all be included as part of the underwriting process.

In Use
NFT Limited Series http://nftlimitedseries.com	NFT Limited series offers the unique ability to curate in sequence multiple NFTs, thus creating a limited series. NFT Limited Series is a new addition to the Company’s Ecoverse – designed to Mint your NFTs The platform also offers a virtual tour of the NFT marketplace allowing individuals to browse through the options, choose from the store and purchase. Artists, businesses and individuals can mint and display their products / services and NFTs in the marketplace and place a bid option within a specified timeframe.	In Use
Axepay.com https://axepay.com	The platform is an end-to-end fully automated cloud-based, cross-border, enterprise grade payments infrastructure that seamlessly processes multiple transaction payment types (B2B,B2C, B2B2C, C2B,P2P) and methods (e-commerce /e-billing /e-escrow/MPOS and POS/ single or bulk pay-in and pay-out, prepaid cards top up/send) with risk management and a global compliance ecosystem all accessible by an Axepay API and a user interface. Axepay provides a portal for cross-border FX payments as a service by allowing access to our network of financial services partners and specializes in offering cross-border payment rails for more than 180 countries and onboarding in more than 42 Countries including China.	In Use

Operational History

Since the beginning of 2015, the Company has focused on two distinct channels of business development:

1)	The development and commercialization of its proprietary software platform solutions and applications for the payments, incentives and events industries; and

2)	Strategic partnerships to develop alterative payments solutions for payment industry businesses, including banks, telecoms, acquirers / issuers of credit cards (e.g. credit, debit and loyalty cards) as an acceptance point for emulating payment and rewarding transactions, processing and settlement.

The Company’s first partnership entered into with Contact Innovation in North America in late 2014 and early 2015 resulted in the technology development for our Check21 Act software platform, servicing the need for Remote Deposit Capture (RDC), which was commercially deployed in trial stages in late May 2015 with the Company’s first joint client, ICICI Bank of India (its Canadian subsidiary across 14 branches and select corporate clients). The platform solution as a cloud-based host was ultimately branded as Check21saas.com, and its successful deployment is now allowing us to market the platform to customers internationally. Concurrently with the development success of Check21Saas.com, the Company commenced the design and development of its Genorocity.com platform, and shortly thereafter, its Mtickets.events platform.

Throughout 2016 and 2017, the Company ambitiously sought to expand its technology portfolio to meet the new changes in global markets for payment business processing applications and the foreseeable demand in the financial, workforce and retail markets for intelligent business applications ready to deploy.

Throughout 2017 and 2018, the Company continued to develop its payment technology infrastructure and worked with our existing customers to commercialize software solutions, strengthening its position in the financial services segment. We also began transitioning the Company from a direct merchant services provider to enabling a channel of portfolio merchants for banks and telecom businesses. This transition allows us to position ourselves as a technology host to support processors and industry consultants while further building relationships with banks and credit unions and partnering with payment providers globally. A series of successful industry channel partners in Airlines, Events Management, and Shopping Centers, opened up opportunities for the Company to leverage a definitive strategy to design, develop and license its technology portfolio. The introduction of Menu.events, Mytravel.menu, Onroute.tech became part of the Company’s expanding offering.

In 2018, the Company invested in executive management in India to open a new channel of business opportunities to accelerate our technology offerings in a new robust economy of scale. We have been strategizing avenues for working with financial institutions in India and educating them on our technology portfolio, so that we might enter the Indian market as a vibrant technology company and leader in the Electronic Know Your Client (“EKYC”) marketplace for digital solutions. We are actively working with the Mumbai FinTech Hub (established by the Government of Maharashtra for implementing Maharashtra State FinTech Policy), VISA, the India Institute for Development and Research in Banking Technology or “IDRBT” (the Certifying Authority for the Indian Banking and Financial Sector, licensed by the Controller of Certifying Authority, Government of India, for issuing Digital Certificates), and more recently the PWC India’s International Financial Service Centre or “IFSC” (set-up to undertake financial services transactions that are currently carried on outside India by overseas financial institutions and overseas branches / subsidiaries of Indian financial institutions), in connection with embedded financial services products and embedding domestic payment schemes utilizing the Company’s technologies. In addition, the Company is in continual engagement with financial institutions and enterprises in the India region to provide access the Company’s product portfolio, and with respect to integrations with Visa CyberSource and Visa Direct, which provides potential significant value as it would allow us to service or license to any Visa member bank or enterprise worldwide that is enabled with the Visa Payment Facilitator. Visa Payment Facilitator acquiring is a payment processing service licensed to member banks through major card schemes such as Visa, MasterCard, Amex, and Discover.

The Company’s 2018 launch of Granularchain.com created an important opportunity for the Company, as these solutions cater to larger enterprises required to meet the EKYC requirements. Granularchain.com is a multi-link relationship management solution for Signature capture EKYC for the financial industry, which allows financial institutions and enterprises to create, issue and manage securely a QR engine-exchange for permission-based “invitation only” access of client profiles, documents, digital signatures, for corporate or individual users. Granularchain.com uses a blockchain token to create tamper-resistant encryption of data within the system, but neither Granularchain.com nor the Company logs or maintains any client data. Neither Granularchain.com nor the Company are involved in the issuance or management of any cryptocurrency issuances or offerings. Please see our “Risk Factors” for additional information regarding the use of blockchain elements. One of the more widely known inherent risks associated with the blockchain relates to the 51% vulnerability, which can permit an attacker to break down the consensus mechanism and assume control over the blockchain.

The Company’s expansion in India has led to our establishment of various strategic alliances, including:

●	Mumbai Fintech Hub - A Government of Maharashtra Initiative for implementation and promotion of Fintech in the State, located Mumbia, in the Financial and Economic capital of India.

●	Compuage Infocomm India Ltd. - A major distributer in India with roughly 12500+ online and offline retailers, resellers and system integrators in SAARC Region

●	Wipro Ltd. - An IT & ITES service company and integration company with a market cap of $8B USD. Wipro caters to the EU, Middle East and Africa regions, giving the Company access to with Banks, Financial Institutions, Organizations and Governments in the regions.

●	Redington India Ltd. - An in-principal approval to access their distribution channel of 37,500 Channel Partners and Resellers in the India and SAARC regions, Middle East, Africa, and South East Asia.

●	IDBRT (Institute for Development and Research in Banking Technology) - Established by the Reserve Bank of India, is a unique institution focused exclusively on Banking Technology. The Company works closely with the organization to assist them with innovative technology for Indian banks

In 2020, the Company released three additional SaaS platforms to meet the needs of concerns raised by the COVID-19 Pandemic, which created further opportunities in education technology (“Edtech”), Telemedicine, and pre-screening security technologies. Our response to this was our release of our Eschool.systems, Phaces.io, and Doctor-Vid software platforms, which are having success with opportunities in cloud products distribution in the India and the SARC regions. During this time, the Company began planning its expansion plan into Blockchain, Non-Fungible Token (NFT), Digital Token issuances, and Smart Contracts as an alternative payments scheme.

Recent Developments

In 2021, the Company focused on several business engagements for the development of its distributor sales channel, including our engagement with ITD Cloud, a US based distribution company with over 30 resellers in technology VoIP services in the US. we also engaged a major distributer, Compuage Infocomm India, which has over 10,000 resellers throughout India, and the SARC and EMEA regions. Compuage Infocomm India’s primary customers are banks and telecoms. This engagement became a strategic entry point for promoting through experiences in the field networks. This engagement provided the Company with a wider reach to approach and offer clients with the technology suite through this partnership. In addition, throughout 2021 – 2022, the Company engaged with various payment partners worldwide, including:

●	XCoop. A company which provides services to Latin America expanding the reach of our payment rails in LATAM.

●	Unified Signal. A company with over 44 Million Wallet Clients.

●	FacilitaPay. This integration provides Payment and a Bank as a Service (BaaS) platforms for companies around the world that needs to connect to the LATAM financial ecosystem and infrastructure.

●	FISERV: This offering provides PCI Compliant PoS and MPoS devices giving Card present options to our clients in North America

●	XE: This engagement provides a comprehensive range of currency services and products, including our Currency Converter, Market Analysis, Currency Data API and quick, easy, secure Money Transfers for individuals and businesses.

●	Cambioreal. This engagement facilitates international money remittance in Brazil and the US.

●	AnyPay: A new way of accepting payments in the Philippines. The Anypay platform was built by the Company and is an ecommerce payment cart and wallet for merchants and individuals in the Philippines through our minority stake in XPay World. The platform is backed by the PF license that was granted to Xpay World from Paymaya, which is a subsidiary of the largest telecom companies in the Philippines.

●	Cellulant: The engagement expands our reach in the African sub-continent in approximately 26+ countries.

The Company also expanded various products in connection with our intellectual property portfolio, keeping abreast of market requirements, including.

●	NFT Limited Series: A NFT minting, issuing, publishing and trading platform.

●	A Bots Life: An AI-driven chat bot for organizations to engage with clients on aspects including sales inquiry, support, product walk through, regtech analysis and more.

Our continuing strategy is to develop a seamless portfolio of specialized industry payment technology wireframes, marketplaces and to allow our customers to “Brand As Their Own” for e-commerce and E-POS semi-integrated solutions on the cloud and mobile infrastructures to market and enable their portfolios of merchants and consumers. The result is a robust performing lineup of middleware’s that integrate easily with various types of payment industry financial institutions and processors creating a powerful gateway. We target banks and Third Party Processors for host issuing, acquiring and local payment industry businesses with an existing merchant portfolio mix that is ready for a breadth of trending technologies which incorporate everything from payments, blockchain to social-media advantages for their customers with an integrated price matrix to their gateways to provide seamless activations and revenues.

On September 20, 2019, the Company entered into an agreement to license its technology to XPAY World Corporation (“XPay”) in the Philippines in exchange for seven percent of XPay’s outstanding shares of common stock. Pursuant to this agreement, the Company and XPay worked in collaboration to develop and bring to market a payments industry certification PCI in the Philippines, and to introduce the Company’s entire technology portfolio into the India market. In addition, the Company developed the Anypay.ph platform for Xpay to deliver to market a payment solution for onboarding micro merchant accounts through the payment facilitator and third party processors licenses. Xpay was sponsored by PayMaya the subsidiary of Smart Telecom and KKR Group Investments.

On June 25, 2021, the Company entered into a purchase of source code agreement with Acquisition Botberries Inc. in India to acquire a copy of its source code with embedded artificial intelligence for the Company to fast-track the technology in its own platforms for an enhanced virtual assistant and customer experience. The Company’s “Abotslife” technology in its IP portfolio and its Chat Bot Ai technology source library allows the Company to advance production of virtual customer relationship management and develop a virtual assistant solution for businesses to service customers with Artificial Intelligence and self -service automation techniques.

A new virtual market is becoming more favorable to the concept of Metaverse and embracing Crypto, NFT and Blockchain. The Company has strategically developed a series of platforms which enable organizations and communities to deploy faster in order to meet the expectations and preferred engagement environments of today’s customers. Not only can an individual now launch a coin in the virtual market, but individuals can ensure that these coins provide the user with an added value purpose which becomes the driving force to engage all the community members at large.

In early 2022, we began the development and deployment of three new platforms in the Blockchain sector, as follows:

7.	NFT Limited Series (http://www.nftlimitedseries.com). A platform which offers the unique ability to curate in sequence multiple NFTs, thus creating a limited series. NFT Limited Series is a new addition to the Company’s Ecoverse, designed to “Mint your NFTs”.

This platform also offers a virtual tour of the NFT marketplace allowing individuals to browse through their options, choose from the store and purchase. Artists, businesses and individuals can mint & display their products / services and NFT in the marketplace and place a bid option within a specified timeframe.

8.	OriginatorX (http://originatorx.com). A platform which “underwrites” the entire issuing, publishing and auditing process of the Digitization of Debt, Equity or Patents into Tokens or Crypto Coins. The platform delivers a powerful management and audit application to Issue ERC20 Tokens and streamlines them into the new global economy by way of SmartContract Auctions. “Underwriting” refers to the process of compiling all company data, (e.g. corporate, legal, and management information, etc.) required to be collected and verified, and authorized for approval. This is the equivalent of a banking institution’s “KYC” process for a guaranteed debt note, whereby the issuer of the note must submit the data and structure of the product to be tokenized into a digital token. The offering of the token or digital debt / asset and valuation including the maximum supply and rules of engagement, also known as Tokenomics, must all be included as part of the underwriting process.

9.	MetaRealm.agency (https://metarealm.agency). An agency platform for VR and AR viewing with an enhanced service creator studio for virtual shops.

The design of these combined strategies for the coins launched by an enterprise incorporates a multi-tenant multi-industry solution, “Tokenomics” - allowing onboarding merchants a marketplace where they upload their products, services and offers. The community members use their coins to trade, exchange or redeem to purchase or remit. Further, the merchant engages with the customers through various methods of engagement i.e., Loyalty Rewards programs, Retail, E-gaming and Esports.

Our combination of platforms enable an organization or a community to create a self-sustaining eco-system to launch their own coins and marketplace, for individuals and merchants, with an engagement tool to ensure a faster go to market strategy.

One example of our live business use case application is our client, Shekel Coin. This coin is launched for a community creating an ecosystem to engage individuals and merchants and ensuring that all the necessity of a given household is fulfilled with in the Metaverse of their own making. We refer to this as, “Metaverse in Action, as unlike most Metaverses, our strategy provides all that a user may have imagined with a hands-on life application and usage.

It is evident that with the mass adoption of Virtual and Augmented Reality, and the popularity of Metaverses and Digital Realms, the next phase for enterprises and financial institutions will likely represent the necessity to enter these new market segments and channels. Our role is to provide the utilities and tooling required to deliver the customer journey for b2b, b2c, b2b2c and p2p channels. The Company has opened its design studio for AR & VR design under the marketable domain, Metarealm.agency, to offer our customers the ability for digital collaborations.

XPay Worldwide Overview

XPAY Worldwide Corporation (“XPay”) is Philippines-based and globally deployed boutique technology solutions provider that delivers the newest Digital Transition and Financial technologies available today. The Company holds a seven percent minority stake in XPay. The Company’s partnership with XPay provides for a payment technology known as a Terminal Management Solution (TMS), which allows for technology applications that require Android Point of Sale terminals to accelerate services to the Company’s South East Asia clients for their Digital Transformation and Payment initiatives. Xpay works closely with clients from inception (prototyping, planning), through designing and building phase, to the completion of the supply chain (deploying, managing) and fills any gaps in digital operations and payment strategy with a customized solution. XPay provides all required resources to elevate a company’s Digital Payment and Marketplace and White-labels their certified payment infrastructure to elevate clients to a premier payment provider to their consumer and institutional market.

Services offered by XPay:

●	PCI Compliant Remote TMS Host, which includes a Merchant Management Platform, Payment Switch and e-Commerce gateways

●	AWS Hosting

●	EMV PoS Android Device Certification

●	MPoS integrated and certified

●	E-Commerce Cart

●	Virtual Terminal

●	Blockchain AI

●	Payment Facilitation License (Philippines): VISA, MasterCard, JCB, AMEX (USD &PHP)

●	Third Party processor License in progress: : VISA, MasterCard, JCB, AMEX (USD &PHP)

●	Aggregator for Gcash & Maya Super wallets Philippines

Payment Processing
License/ Certification	Description
PCI-DSS L3.2.1 Certified	One of the first smart switches to be built and PCI certified on AWS Cloud servers across the full spectrum of the payment universe, allowing plug-and-play white-labeling at a fraction of the cost and time.
Payment Facilitator and Third-Party Processor Licenses	The only payment facilitator and third-party processor License issued by PayMaya (previously the subsidiary of Smart Telecom and now independent through investments by KKR Group Investments).

Visa, Mastercard, JCB, AMEX, WeChatpay, Alipay, PayMaya, Gcash, GrabPay*, and BancNet*

Processing in USD and PHP

Built specifically for infinite plug-ins of payment methods, including but not limited to: Fiat, E-Cash, Loyalty, and Cryptocurrencies
Online Payment System (OPS) Registration	Regulated by the Central Bank of the Philippines (Bangko Sentral Ng Pilipinas)
AML Certified	Regulated by Philippines Anti-Money Laundering Council
Visa Direct	Interconnectivity for Card-to-Card Transfer as part of the Visa Everywhere Initiative

Philippines Commercial Expansion

XPay Philippines’ flagship client is Packworks Ventures, Inc., which provides enterprise resource planning (“ERP”) and other enterprise software solutions to more than 150,000 sari-sari stores throughout the Philippines. Packworks’ solution is deployed as a technology layer that covers the full sari-sari value chain, including inventory ordering from the Brand Principals selling to resellers, or, “mega sari sari stores”, and the reselling activity to the smaller retailers, or, “micro sari sari stores”.

Packworks, using software integrations with XPay’s payment platform and the Company’s proprietary technologies will deliver value added financial services. The initial stages are underway and include payment acceptance, loyalty, and wallet issuing. Later stages will include loan, insurance, and bank account origination, among others.

Upcoming Licensing Opportunities

XPay Philippines is engaged in advanced negotiations for the acquisition of a target company holding Philippine Central Bank licenses for Electronic Money Issuing, Virtual Asset Service Provider (crypto currency), and Remittance Transfer Company.

Potential Acquisition of Additional XPay Singapore Equity

The Company and XPay Singapore have entered discussions for the Company’s acquisition of additional shares of XPay Singapore as a result of XPay Philippines’ delivery of the commercial engagement with Packworks, which is due to successful collaboration and integration of the Company and the XPay Payment Platform.

Axepay Inc.

The Company’s partnership with Axepay Inc., a Canadian corporation (“Axepay”), commenced in 2016 to allow for cross-border payments including China. Axepay.com is a direct service to market platform for cross-border payments. The business model is based on embedded partnerships with financial service providers (financial institutions, MSBs, PSPs, EMIs and other payment service and foreign exchange providers that are regulated in the funds transfer, remittance, and foreign exchange trade desk industries. Our financial service partners have an important role in the Axepay infrastructure as Axepay.com is a technology solution and the platform provides the digital signature confirmation of instructions to our financial services partners on behalf of our clients and ultimate end-users. Any funds transferred payments or payments made using the Axepay platform are transferred by one or more of our financial services partners, depending on the type and method of payment. We currently have a large roster of financial service partners ready to deploy and we continue to explore and finalize additional providers to expand the financial service ecosystem of Axepay.

Russia-Ukraine War; Covid-19 Pandemic; Inflation; U.S. - China Relations

While we have not been directly impacted by the Russia-Ukraine War, many of our partners and some of our clients are dependent on the Ukraine and Russia as they maintain software development teams in these locations, which, in addition to the global supply chain disruptions caused by the Covid-19 Pandemic, has caused significant delays uncertainty to their operational timelines. We also believe that the Russia-Ukraine War has caused global travel concerns in parallel with existing Covid-19 Pandemic travel concerns and disruptions, which have placed significant constraints on organizational moral, as well as budgets due the related rising costs of travel.

The Company does not require hardware or physical products to resell its services. Although our clients and partners may be required to source hardware such as point of sale equipment, tablets and smartphones which may become difficult to acquire should the current chip shortages create further delays in manufacturing. At the moment, there are no foreseeable regulatory changes or issues that we believe will have an impact on our operations. We are hopeful that the international blockchain and cryptocurrency regulatory environment will begin to improve through each respective regulatory process and that related protocols and rules will continue to evolve, and in such case the Company will respond accordingly to accelerate adoption through our products.

An additional concern is U.S. - China foreign relations, specifically with respect to sanctions and related rising tensions between the two nations. By contrast, however, on August 26, 2022, the U.S. Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S law, which we hope will have a positive impact on Fintech companies and opportunities in these regions.

The current rise of global inflation is adversely impacting businesses worldwide, but could in some instances have a reverse affect for companies seeking to discover new automated digital strategies and efficiencies. This could also lead to identifying more opportunities in global currency depreciation and cross-border trade due to a decline in emerging and third world currencies and an increase of global trade.

The aforementioned global events have negatively impacted the Company’s revenue and liquidity by precipitating delays in payments and in some cases causing our clients to temporarily suspend their projects until they can resume their respective normal courses of operations. In most such scenarios, however, our clients have continued to make minimal payments and have remained engaged with us.

2022 Private Placement

On March 10, 2022 (the “Issuance Date”), the Company entered into a Securities Purchase Agreement with Leonite Fund I, LP, an accredited investor (the “March 2022 Investor”), to provide for the sale by the Company to the March 2022 Investor of a Senior Secured Promissory Note in the aggregate principal amount of $568,181.82 (the “March 2022 Note”, and, the “Financing”), to be paid by the March 2022 Investor to the Company in two tranches (each, a “Tranche”). The first Tranche consists of a payment by the March 2022 Investor to the Company on the Issuance Date of $250,000, from which the March 2022 Investor retained $10,000 to cover its legal fees. A second Tranche consisting of $250,000 will be paid by the March 2022 Investor to the Company upon the Company achieving net earnings in excess of $45,000 in two (2) consecutive calendar quarters during the 12-month period following the Issuance Date, less $5,000 which the March 2022 Investor will retain to cover its legal fees, resulting in an aggregate amount of up to $500,000 in total proceeds to be received by the Company in the Financing. The principal amount of the March 2022 Note includes an Original Issue Discount of $68,181.82 (the “OID”), resulting in an aggregate of up to $500,000 in total proceeds received by the Company in the Financing. The OID will be earned upon each Tranche on a pro-rata basis. (For example: upon the advance of the first Tranche, $34,090.91 will be added to the principal amount of the outstanding Note in addition to the amount advanced, and the total amount owed, or the total principal amount, will be $284,090.91.) In addition to the March 2022 Note, the March 2022 Investor also received (i) 3,000,000 shares of common stock of the Company (the “Shares”), and (ii) a common share purchase warrant (the “Warrant”, and together with the March 2022 Note and the Shares, the “Securities”) to acquire 5,000,000 shares of common stock of the Company. The Warrant is exercisable for five(5) years at an exercise price of $0.12 per share. The closing of the Financing in the amount of $250,000 occurred on March 10, 2022.

The maturity date (the “Maturity Date”) for each Tranche is at the end of the period that begins on the date each Tranche is advanced and ends twelve (12) months thereafter, and interest associated with the March 2022 Note will reset daily and accrue at a rate equal to the greater of 14% per annum or WSJ Prime plus 6%, which is payable monthly by the Company. The March 2022 Note may be prepaid by the Company in whole or in part at any time, at 110% of the outstanding principal and accrued interest. In the event of default by the Company of the March 2022 Note, any amount of principal plus interest due will bear interest at the lesser of the rate of 24% per annum or the maximum legal amount permitted by law. The March 2022 Note and the Warrant carry standard anti-dilution provisions. In addition, pursuant to the March 2022 Note we agreed to file a Form S-1 Registration Statement to register the Securities. The March 2022 Note might be accelerated if an event of default occurs under the terms of the March 2022 Note, including, but not limited to, the Company’s failure to pay principal and interest when due, certain bankruptcy events or if the Company is delinquent in its SEC filings. The Warrant may not be exercised by the March 2022 Investor into more than 4.99% of the Company’s outstanding common stock at any point in time.

If prior to the Maturity Date, the Company enters a subsequent financing on terms that are more favorable to the investor(s) in the subsequent financing than the terms of the Financing, the terms of the Financing will be amended to include such better terms so long as the March 2022 Note is outstanding. In addition, the March 2022 Investor has the right of first refusal on any financing so long as the March 2022 Note is outstanding. Additionally, the March 2022 Investor has the right to be repaid 100% of the remaining balance of principal and interest under the March 2022 Note from the net cash proceeds of any future financing or asset sale closed on by the Company, provided, however, that the repayment obligation will only be applicable to up to 50% of the first $500,000 in the aggregate generated by the Company from any future financing proceeds. Further, the March 2022 Investor has the right to participate in any future offering by the Company for a period of eighteen (18) months from the Issuance Date for an amount up to the Financing amount in strict accordance with the terms of such future offering. In addition, the Company is required to file a Registration Statement on Form S-1 with the SEC to register the Shares, and the shares of common stock issuable upon exercise of the Warrant.

The obligations of the Company under the March 2022 Note constitute a first priority security interest and rank senior with respect to any and all indebtedness of the Company existing prior to or incurred as of or following the initial Issuance Date. The obligations of the Company under the March 2022 Note are secured pursuant to the Security and Pledge Agreement entered into between the Company and the March 2022 Investor on the Issuance Date. So long as the Company has any obligation under the March 2022 Note, the Company will not incur or suffer to exist or guarantee any indebtedness that is senior to or pari passu with the Company’s obligations under the March 2022 Note. The March 2022 Note is secured by the assets of the Company.

The Company claims an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) for the private placement of the Securities pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act. The March 2022 Investor is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act. The March 2022 Note is a debt obligation arising other than in the ordinary course of business which constitutes a direct financial obligation of the Company.

The foregoing information is a summary of each of the agreements involved in the transactions described above, is not complete, and is qualified in its entirety by reference to the full text of those agreements, each of which is attached an exhibit to this prospectus. Readers should review those agreements for a complete understanding of the terms and conditions associated with this transaction.

Comparison of the Nine Months Ended September 30, 2022 to the Nine Months Ended September 30, 2021

	Nine Months Ended
	September 30,
	2022	2021
Revenues	$440,487	$461,594

Operating expenses:
General and administrative	791,454	682,473
Sales and marketing	1,757	1,033
Total operating expenses	793,211	683,506

Loss from operations	(357,723)	(226,476)

Other income (expense):	—	—
Interest expense	—	—
Total other income (expense), net	—	—

Provision for income taxes	—	—
Net loss	$(357,723)	$(226,746)

Revenues. For the nine months ended September 30, 2022, revenues were $440,487 as compared to $461,594 in 2021, a decrease of 5%. There was a slight decrease in license fees as we impaired our investment of OriginatorX. It is expected that the implementation and launch of important contracts and projects will continue within the following fiscal quarters.

Sales and Marketing Expenses. The Company had promotional expenses of $1,757 and $1,033 during the nine months ended September 30, 2022 and 2021, respectively. The Company concentrated its marketing through social media networks and channel partners.

General and Administrative Expenses. For the nine months ended September 30, 2022 and 2021, general and administrative expenses were $791,454 and $682,473, respectively. This increase is due primarily to an increase in consulting and professional fees.

Net Loss. Net loss for the nine months ended September 30, 2022 totaled $357,723 as compared to $226,476 in 2021.

Comparison of the Year Ended December 31, 2021 to Year Ended December 31, 2020

Results of Operations

Summary of Results of Operations

	Year Ended December 31,
	2021	2020
Revenues	$405,412	$448,681

Operating expenses:
General and administrative	889,580	2,024,077
Sales and marketing	1,173	14,140
Research and development	3,600	—
Loss on impairment of investment	500,000	—
Total operating expenses	1,394,353	2,038,218

Loss from operations	(988,941)	(1,589,537)

Other income (expense):
Interest expense	—	(146,500)
Other income	—	—
Total other income (expense), net	—	(146,500)

Provision for income taxes	—	—
Net income (loss)	$(988,941)	$(1,736,037)

Revenues. For the year ended December 31, 2021, revenues were $405,412, comparable to $448,681 for the same period in 2021, a decrease of 10%. The decrease was primarily due to lesser consulting and license fees as we impaired our investment of OriginatorX. The implementation and launch of important contracts and projects will continue to grow in the next quarters.

Sales and Marketing Expenses. The Company had promotional expenses of $1,173 and $14,140 during the years ended December 31, 2021 and 2020, respectively.

General and Administrative Expenses. For the Years ended December 31, 2021 and 2020, general and administrative expenses were $1,394,353 and $2,038,218, respectively. This decrease is due primarily to a decrease in consulting and professional fees, partially offset by the 2021 impairment expense.

Net loss for the year ended December 31, 2021 totaled $988,941 as compared to $1,736,037 in 2020.

Liquidity and Capital Resources

From inception and through the date of the date of this registration statement, we have funded our operations from a combination of loans and sales of equity instruments.

As of September 30, 2022, we had a total of $71.00 in cash resources and approximately $4,222,043 of liabilities, consisting of $2,787,043 of current liabilities from operations. In March 2022, we raised $220,000 in gross proceeds of the 2022 Private Placement.

The Company has experienced operating losses since its inception and had a total accumulated deficit of $8,770,263 as of September 30, 2022. The Company expects to incur additional costs and require additional capital. We have incurred losses in nearly every year since inception and in the year ended December 31, 2021. These losses have resulted in significant cash used in operations. During the fiscal years ended December 31, 2021 and 2020 and for the nine months ended September 30, 2022, our cash used in operations was approximately $50,192, $155,434 and $152,844, respectively. We need to continue and amplify our software development and marketing efforts for our product and solutions (which are in various stages of development), and establish operations processes. As we continue to conduct these activities, we expect the cash needed to fund operations to increase significantly over the next several years.

At the closing of the 2022 Private Placement, we entered into a securities purchase agreement with an accredited investor providing for the issuance and sale to such investor of 3,000,000 shares of our Common Stock and warrants for an additional 5,000,000 shares of our Common Stock, exercisable through March 10, 2027, at a per share exercise price of $0.12. After deducting for offering related expenses, the aggregate net proceeds from the closing of the 2022 Private Placement were approximately $220,000.

Even after giving effect to the proceeds of the 2022 Private Placement, we will need to obtain additional funding in order to pursue our business plans. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect that our existing cash and cash equivalents will enable us to fund our operations and capital expenditure requirements for at least the next six months. Our requirements for additional capital during this period will depend on many factors, including the following:

●	the scope, rate of progress, results and cost of our development and engineering efforts to develop our applications, platforms and solutions, and other related activities;
●	the cost and timing of establishing sales, marketing and distribution capabilities;
●	the terms and timing of any collaborative, licensing and other arrangements that we may establish;
●	the timing, receipt and amount of sales, profit sharing or royalties, if any, from our potential products;
●	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

We cannot be sure that future funding will be available to us on acceptable terms, or at all. Due to often volatile nature of the financial markets, equity and debt financing may be difficult to obtain.

We may seek to raise any necessary additional capital through a combination of private or public equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. To the extent that we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights, future revenue streams, or product candidates or to grant licenses on terms that may not be favorable to us. If we raise additional capital through private or public equity offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

Our cash is maintained in money market accounts and, to a lesser extent, in CDs at major financial institutions. Due to the current low interest rates available for these instruments, we are earning limited interest income. Our investment portfolio has not been adversely impacted by the problems in the credit markets that have existed over the last several years, but there can be no assurance.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Accounting for share-based compensation

Until December 31, 2018, the Company accounted for equity-based compensation to non-employees in accordance with ASC 505-50, Equity – Equity-based Payments to Non-employees (“ASC 505-50”), with respect to options and warrants issued to non-employees. All transactions with nonemployees in which goods or services are received in exchange for equity-based instruments are accounted for based on the fair value of the consideration received or the fair value of the equity-based instruments issued, whichever is more reliably measurable.

In June 2018, the FASB issued ASU 2018-07 “Improvement to Nonemployee Share-Based Payments Accounting.” This guidance simplifies the accounting for non-employee share-based payment transactions. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company adopted the provisions of this update as of January 1, 2019.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have no information required to be disclosed under this Item.

MANAGEMENT

Directors and Executive Officers

The following table below sets forth the name, age and position of each of our directors and executive officers as of November 23, 2022:

Name	Age	Position (s) and Offices Held

Massimo Barone	49	Chairman of the Board of Directors, Chief Executive Officer; ANC
Paolo Continelli	49	Director, Chief Business Development Officer; N
Michele (Mike) Tasillo	48	Director, Chief Financial Officer; A
Gary Repchuck	65	Director; ANC
Gina Leslie	58	Director; ANC
Dharmesh Vora	39	President of International Enterprise Partner Channel Sales

A - Audit Committee Member

N – Nominating Committee Member

C – Compensation Committee Member

Business Experience

The following is a brief account of the education and business experience of our current directors and executive officers:

Massimo Barone, Chairman of the Board of Directors, and Chief Executive Officer

Mr. Massimo Barone is the Company’s Chief Executive Officer, and Chairman of the Board of Directors. He has served as Chief Executive Officer and Director since 2006. Mr. Barone is a Montreal-born entrepreneur with over 20 years of entrepreneurial and alternative payments sector experience. After leaving his family’s restaurant and hotel Concessions business in the late 1990’s, Mr. Barone joined the technology sector becoming part of Mbanx, one of the first online bank offerings by a major Canadian banking institution. After leaving Mbanx, Mr. Barone immediately focused his interests in the alternative payments sector. This transition became the foundation for Mr. Barone’s technology expertise and his founding of SmartCard Marketing Systems. During the past 20 years, Mr. Barone founded three tech companies, each of which were successful in securing multiple series of investment rounds from private and institutional sectors. These three tech companies were transformed from private to public companies each within their first 2-3 years of inception. Mr. Barone no longer works for his previously founded companies, and he is a full time executive officer of the Company, overseeing all of the Company’s day-to-day operations. Mr. Barone has developed a significant network of relationships with financial institutions and enterprises worldwide, including in Asia and India. Mr. Barone attended Champlain College in 1991-92, completed his Canadian Securities Course from 1995 - 1996, and in 2020 and 2021 he completed certificates in Leading Organizations in Change at MIT, Digital Marketing & Planning Analytics at Columbia Business School, Business Analytics for Strategic Decisions at the National University of Singapore, and Fan Zone Marketing at Barca Hub University FC Barcelona Club. In addition, Mr. Barone is a mentor to several Fintech clubs, including South Beach LA Accelerator, GSD Ventures, George Washington University and several others.

We believe that Mr. Barone’s extensive experience in public companies, his technical expertise and management experience of alternative payments technology companies, and his deep knowledge of the alternative payments industry and our products and services, ideally situate him to serve on our Board of Directors.

Michele (Mike) Tasillo, Director, Chief Financial Officer

Mr. Michele (Mike) Tasillo is the Company’s Chief Financial Officer and serves as a Director. He has served as our Chief Financial Officer and Director since 2014. Mr. Tasillo was the Founder of Hybrid PayTech World Inc. (a/k/a as Freeport Capital Inc.), where he served as its President and Chief Financial Officer until January 2014. He has been active as a consultant and educator for the past 20 years, specializing in ISO Certification Standards in the construction industry dealing with municipal, provincial and foreign contracts. Mr. Tasillo also possesses vast experience in project management, and implementation and deployment of products. Mr. Tasillo served as a Director of Hybrid PayTech World Inc. from November 19, 2009 until February 8, 2014. Mr. Tasillo completed his International Commerce Program from 1990 - 1992 with Export Development Canada, attended Dawson College Civil Engineering DEC from 1992 – 1996, and attended Concordia University from 2000 - 2002 where he studied marketing.

We believe that Mr. Tasillo’s extensive knowledge of the Company, and his extensive knowledge of relevant technologies qualify him to serve on our Board of Directors.

Paolo Continelli, Director, Chief Business Development Officer

Mr. Paolo Continelli is the Company’s Chief Business Development Officer and serves as a Director. He has served as a Director since 2006, and has served as Chief Business Development Officer since April 2022. From 2006 until March 2022, Mr. Continelli served as our Chief Operating Officer. Mr. Continelli has over 20 years of experience as an entrepreneur in the payment and technology sectors. Mr. Continelli has been involved in multiple start-ups from the concept stage, initial seed capital stage, live production stage, through the global markets operations stage. During the past 10 years, Mr. Continelli has worked extensively with banking institutions, telecommunications companies, and a variety of businesses in Asia, to implement payments applications. In addition to being our COO, Mr. Continelli is also responsible for business development for the Company in multiple markets worldwide. Mr. Continelli started his career in his family’s paving and landscaping business of 30 years, which he took over as President from 1996 to 2001 growing the business threefold into a fleet of operations which was ultimately sold. Mr. Continelli attended Vanier College from 1992 - 1993 studying Architecture Drafting, Dawson College from 1993 -1995 where he studied level 4 Spanish, and went on to completing his Canadian Securities Certificate in 1996 - 1997.

We believe that Mr. Continelli’s extensive knowledge of the Company, and his deep knowledge of the alternative payments industry and the core technologies underlying our products ideally situate him to serve on our Board of Directors.

Gary Repchuk, Director

Mr. Gary Repchuk has served as a Director since April 05, 2019. Mr. Repchuk has over 35 years of executive and management experience within the banking, payment processing, and financial technology industries. Mr. Repchuk is a highly motivated executive, and a collaborative negotiator, who directs enterprise wide cross-functional projects, fosters new global relationships, and excels within the complexity of the mobile payment world. Since 2012, Mr. Repchuk has worked in South East Asia and during this period he founded three ASEAN Fintech operations, HybridPaytech Asia Inc., VeritasPay Philippines Inc., and XPAY Worldwide Corporation Pte. Ltd. From 20212 through 2015, Mr. Repchuk served as a Director of HybridPaytech Asia Inc., and from 2015 through 2018, Mr. Repchuk was a Managing Consultant of VeritasPay Philippines Inc. Since 2018, Mr. Repchuk has served as the President & CEO of XPAY Worldwide Corporation Pte. Ltd., which operates XPAY Worldwide Corporation in the Philippines offering a global mobile payment platform that is currently delivered to multiple national banks and global partners in Southeast Asia. The XPAY Worldwide Corporation licensed and certified middleware platform and gateway enables the simultaneous management of merchants, consumers, banks, smart Android devices and global processors. From December 2018 to June 2022, Mr. Repchuk served as the President Western Canada & SE Asia of SmartCard Marketing Systems. From 2004 through 2007, Mr. Repchuk served as the Vice President Business Development & Innovation at SERVUS Credit Union in Canada, where he was instrumental with their growth from an Edmonton based Credit Union in 1989 to a large regional financial institution in 2012, with accountability to diversify bank income via new partnerships and ventures while managing diverse areas of responsibility, including business development, telecommunications, affiliations, business transition, centralization activities, security infrastructure, operational improvement, policy, procedure, purchasing, and card issuing/acquiring services. Mr. Repchuk’s banking foundation was established earlier in his career while employed at TD Bank from 1976 to 1989, where he gained extensive operational and audit experience, with his responsibilities increasing in accountability during the term of his employment with TD Bank. Simultaneously with his banking roles, from 1991 through 1997, Mr. Repchuk attended Concordia University of Edmonton where he studied Psychology & Information Science, and in 1997 he enrolled at Athabasca University where he achieved his Master of Business Administration in 2000.

We believe that Mr. Repchuk’s extensive experience in a managerial capacity with banking, payment processing, and financial technology companies qualify him to serve on our Board of Directors.

Gina Leslie, Director

Ms. Gina Leslie has served as a Director since April 10, 2019. Ms. Leslie was called to the Bar in 1991 and commenced her legal career in Toronto with McMaster Meighen practicing securities law and reviewing contests for clients to ensure compliance with the Criminal Code, Canada. This experience led her to be appointed as the first Vice-President, General Counsel, Compliance Officer and Corporate Secretary of the private operator of Canada’s initial and largest casino, Caesars Windsor, after it opened for business in 1995. Ms. Leslie served in this role for Caesars Windsor from December 1995 until July 2007, and was responsible for overseeing and managing all legal and regulatory aspects of Caesars Windsor’s operations, including gaming, anti-money laundering and privacy law matters. She worked closely with the Regulators in the development of the regulatory regime for casino gaming, including the regulations and policies pursuant to the Gaming Act, Ontario, and the application of and the amendments to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTA) to include Casinos. She also served as a member of the Caesars Windsor Executive Committee and lead various departments including Purchasing, Internal Audit, Risk Management, and Compliance. Ms. Leslie left the corporate world to purse her entrepreneurial side and has been involved in several start-ups in the payments and digital currency space. As an early follower and adopter of bitcoin since 2010, she co-founded and was Vice-Chair of BitFX Limited, a bitcoin exchange in Hong Kong. BitFX opened the first retail bitcoin store in 2014 and the business was expanded to include bitcoin kiosks that locked the value of a remittance in a specified fiat currency. Ms. Leslie was instrumental in concluding partnerships with other early established bitcoin exchanges to provide remittance between Hong Kong and the Philippines, India, and Indonesia. As part of her role, Ms. Leslie developed the KYC/AML program including digital verification of end-users although there was no legal requirement to do so at the time. Since 2016, Ms. Leslie is also Co-Founder, President and General Counsel of Axepay Inc. (“Axepay”), a fintech company with an enterprise level cross-border and multi-currency payment/settlement infrastructure with built-in regulatory compliance that processes multiple transaction payment types and provides digital transformation and virtualization of businesses globally. In her role of President of Axepay, she has focused on forging partnerships with service providers to build out the ecosystem of Axepay and on the creation and implementation of the regulatory and compliance structure. In December of 2018, Ms. Leslie was appointed President of OriginatorX, a blockchain-powered tokenization platform of real-world assets that offers the underwriting and creation of standardized ERC20 tokens backed by security protocols. Ms. Leslie continues to explore real-world business cases for fully compliant digital tokens and digital currency. Ms. Leslie attended the University of Windsor and obtained her Hons. BA in 1986 and her LL.B. in 1989. Ms. Leslie was also involved in her community, serving on the Executive Committee, Board and as Chair of the Windsor Essex Regional Chamber of Commerce, was a member of the Board of the Windsor-Essex Economic Development Commission, the Odette Management Advisory Board-University of Windsor, and the St. Clair College Board of Governors.

We believe that Ms. Leslie’s extensive legal experience in the areas of securities law, regulatory compliance, and the payments and digital currency space, qualify her to serve on our Board of Directors.

Dharmesh Vora, President of International Enterprise Partner Channel Sales

Mr. Dharmesh Vora is our President of International Enterprise Partner Channel Sales, which he has served as since April 2, 2021, overseeing the Company’s sales and operations in the Indian subcontinent and assisting with global sales and operations of the Company. Mr. Vora is a sales professional with over 15 years of sales experience and has extensive training in global material offered by BlessingWhite, Mahaan Khalsa and Dr. Stephen Covey. Prior to serving as our President of International Enterprise Partner Channel Sales, Mr. Vora served as our Sales Advisor from December 2020 to May 2021, and as our Vice President of Sales from December 2020 to May 2021. From September 2017 through February 2018, Mr. Vora worked for international recruitment firm, Antal International, where he consulted with Chief Human Resource Officers as a sales expert to plan and execute their manpower requirements. between October 2016 and September 2017, Mr. Vora worked as regional business manager handling the regional business and working as a management consultant for CXOs of MNCs, SMEs and MSMEs. Mr. Vora earned a Bachelors in Foreign Trade from Pune University in India in 2007, a Diploma in Electrical Engineering from MSBTE in 2003, and a Post Graduate Diploma in two faculties from Pune university PGDIEM in 2007.

Composition of our Board of Directors

Our Board of Directors (the “Board of Directors” and the “Board”) currently consists of five members. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation, or removal. There are no family relationships among any of our directors or executive officers.

Term of Office

Our directors are elected for one-year terms to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board and hold office until removed by the board.

Directors are entitled to reimbursement for expenses in attending meetings but receive no other compensation for services as directors. Directors who are employees may receive compensation for services other than as director. No compensation has been paid to directors for services.

Board Committees

Board meetings during fiscal 2021

During 2021, the Board of Directors held seven meetings as well as committee meetings, as outlined below. Each director attended all of the meetings of the Board and all of the meetings held by all committees on which such director served. The Board also approved certain actions by unanimous written consent.

Committees established by the Board

The Board of Directors has standing Audit, Nominating, and Compensation Committees. Information concerning the function of each Board committee follows.

Audit Committee

The Audit Committee is responsible for overseeing management’s implementation of effective internal accounting and financial controls, supervising matters relating to audit functions, reviewing and setting internal policies and procedures regarding audits, accounting and other financial controls, reviewing the results of our audit performed by the independent public accountants, and evaluating and selecting the independent public accountants. The Board has not designated a member as the “audit committee financial expert” as defined by the SEC, which is not required at this time. During 2021, the Audit Committee held four meetings in person or through conference calls.

Compensation Committee

The Compensation Committee determines matters pertaining to the compensation of our named executive officers. During 2021, the Compensation Committee held four meetings in person or through conference calls.

Governance Committee

The Governance Committee is responsible for considering potential Board members, nominating Directors for election to the Board, implementing the Company’s corporate governance policies, recommending compensation for the Board and for all other purposes outlined in the Governance Committee Charter, which is posted on our Corporate Governance landing page under the tab labeled “Investors” on our website at http://www.ipsidy.com. During 2018, the Governance Committee held one meeting in person or through conference calls.

Nominating Committee

Nominating Committee is responsible for identifying individuals qualified to become directors. The Nominating Committee seeks to identify director candidates based on input provided by a number of sources including (1) the Nominating Committee members, (2) our other directors, (3) our stockholders, (4) our Chief Executive Officer or Chair of the Board, and (5) third parties such as service providers. In evaluating potential candidates for director, the Nominating Committee considers the entirety of each candidate’s credentials.

Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing composition of the Board of Directors. However, at a minimum, candidates for director must possess:

●	high personal and professional ethics and integrity;

●	the ability to exercise sound judgment;

●	the ability to make independent analytical inquiries;

●	a willingness and ability to devote adequate time and resources to diligently perform Board and committee duties; and

●	the appropriate and relevant business experience and acumen.

Legal Proceedings

There are currently no legal proceedings, and during the past 10 years there have been no legal proceedings, that are material to the evaluation of the ability or integrity of any of our directors.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors is primarily responsible for overseeing our risk management processes on behalf of our company. The Board receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. In addition, the Board focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Family Relationships

There are no family relationships among our directors and executive officers. There is no arrangement or understanding between or among our executive officers and directors pursuant to which any director or officer was or is to be selected as a director or officer.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, directors and officers. The Code of Ethics describes the legal, ethical and regulatory standards that must be followed by the directors and officers of the Company and sets forth high standards of business conduct applicable to each employee, director and officer. As adopted, the Code of Ethics sets forth written standards that are designed to deter wrongdoing and to promote, among other things:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	compliance with applicable governmental laws, rules and regulations;

●	the prompt internal reporting of violations of the Code of Ethics to the appropriate person or persons identified in the code; and

●	accountability for adherence to the Code of Ethics.

 Indemnification of Directors and Officers

Our directors and executive officers are indemnified as provided by the General Corporation Law of the State of Delaware and our directors are indemnified by our Certificate of Incorporation. These provisions state that our directors may cause us to indemnify a director or former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him/her as a result of him/her acting as a director. The indemnification of costs can include an amount paid to settle an action or satisfy a judgment. Such indemnification is at the discretion of our board of directors and is subject to the Securities and Exchange Commission’s policy regarding indemnification.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise. We have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth all cash and non-cash compensation awarded to, earned by, or paid to the named executive officers paid by the Company during the fiscal years ended December 31, 2021 and 2020, in all capacities for the accounts of our executive officers, including the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. We refer to the executive officers listed below as the “named executive officers”.

Summary Compensation Table

Name and	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Massimo Barone	2021	—	—	—	—	—	—	—	—
Chairman of the Board and CEO (1)(4)	2020	—	—	—	—	—	—	—	—

Michele Tasillo	2021	89,059	—	—	—	—	—	—	89,059
CFO and Director (2)	2020	86,047	—	—	—	—	—	—	86,047

Paolo Continelli	2021	—	—	—	—	—	—	—	—
COO and Director (3)(4)	2020	—	—	—	—	—	—	—	—

Variance Strategy LLC (4)	2021	327,608	—	—	—	—	—	—	327,608
	2020	313,500	—	—	—	—	—	—	313,500

(1)	Mr. Barone has served as our Chief Executive Officer since January 2006. On April 2, 2022, Mr. Barone entered into an Employment Agreement with the Company pursuant to which he will continue to serve as the Chief Executive Officer of the Company in consideration of an accrued annual salary of $200,000. From January 1, 2020 to the present, Mr. Barone has been reimbursed by the Company for company-related expenses in the aggregate amount of $99,710.
(2)	Mr. Tasillo has served as our Chief Financial Officer since 2014. On April 2, 2022, Mr. Tasillo entered into an Employment Agreement with the Company pursuant to which he will continue to serve as the Chief Financial Officer of the Company in consideration of an accrued annual salary of $80,325. From January 1, 2020 to the present, Mr. Tasillo has been reimbursed by the Company for company-related expenses in the aggregate amount of $30,800.
(3)	Mr. Continelli served as our Chief Operating Officer from January 2006 until March 31, 2022. On April 2, 2022, Mr. Continelli entered into an Employment Agreement with the Company pursuant to which he will serve as the Chief Business Development Officer of the Company in consideration of an accrued annual salary of $75,000. From January 1, 2020 to the present, Mr. Continelli has been reimbursed by the Company for company-related expenses in the aggregate amount of $24,100.
(4)	From January 4, 2019 until March 31, 2022, Variance Strategy LLC (“Variance”) was engaged by the Company pursuant to an Exclusive Management Operating Contract (the “Variance Contract”) to provide executive management consulting services to the Company in consideration of accrued cash compensation and equity compensation. Messrs. Barone and Continelli own and control Variance. Pursuant to the Variance Contract, Messrs. Barone and Continelli were appointed and served as executive officers and directors of the Company in their respective capacities in consideration of accrued annual salaries of $200,000 and $75,000, respectively. Since inception, no cash has been paid by Variance to Messrs. Barone or Continelli. Since inception, no cash has been paid by the Company to Variance. On March 31, 2022, the Variance Contract was mutually terminated by the parties thereto and rendered null and void.

Narrative Disclosure to Summary Compensation Table

Messrs. Barone, Continelli, Tasillo, and Vora are each party to an Employment Agreement (collectively, the “Employment Agreements”) to encourage each executive officer to continue to devote their full attention and dedication to the success of the Company, and to provide specific compensation and benefits to each executive officer in the event of a termination upon change of control or certain other terminations pursuant to the terms of the Employment Agreements. The Employment Agreements include payment of salary and other benefits during the term of each Employment Agreement, in addition to acceleration and vesting of certain stock compensation plans, if applicable. The Employment Agreements remain in force until the termination of each executive officer’s employment.

Pursuant to the Employment Agreements, as more fully described below, certain executive officers could earn additional bonus compensation if certain performance thresholds are met. These bonuses will not be paid until the Company attains certain performance targets and to date the Company has not met those targets. No other incremental compensation targets for any executive were met in 2021 or 2020. However, the Board of Directors may allocate salaries and benefits to the executive officers in its sole discretion.

The Company currently has no retirement, pension, or medical benefits covering its officers and directors. (See “Employment Agreements” below.)

Outstanding Equity Awards at Fiscal Year-End Table

We did not issue equity awards during the years ended December 31, 2021 and 2020.

Terminated Management Agreement

Variance Strategy LLC

From January 4, 2019 until March 31, 2022, Variance Strategy LLC, Massimo Barone, and Paolo Continelli (collectively, “Variance”) were engaged by the Company pursuant to an Exclusive Management Operating Contract (the “Variance Contract”) to provide executive management consulting services to the Company in consideration of cash and equity compensation. Messrs. Barone and Continelli own and control Variance Strategy LLC. Pursuant to the terms of the Variance Contract, (i) Messrs. Barone and Continelli were appointed and served as the Company’s CEO/Chairman and Co-Chairman, respectively, for a term of 5 years, (ii) Variance was paid an annual cash management fee of $300,000 with a 4.5% increase per year, as well as certain performance related bonuses in connection with achieving certain defined milestones, financings, and M&A. The Company previously engaged Variance on January 2014 for a period of five years in consideration of $250,000 annually with a 4.5% increase per year. Under the Variance Contract, Variance was subject to confidentiality, non-compete and non-solicitation restrictions. On March 31, 2022, the Variance Contract was mutually terminated by the parties thereto and rendered null and void.

Employment Agreements

Massimo Barone

On April 2, 2022, Mr. Barone and the Company entered into an Employment Agreement pursuant to which Mr. Barone agreed to serve as Chief Executive Officer in consideration of an annual salary of $200,000. Pursuant to the agreement, Mr. Barone will be employed as CEO of the Company until April 2, 2027, unless earlier terminated pursuant to the terms of the agreement, or extended for an additional three years at the option of the parties upon the expiration of the term pursuant to the terms of the agreement. During the term of the agreement, Mr. Barone will be entitled to a base salary at the annualized rate of $200,000 and will be eligible for a discretionary performance bonus, equity awards and to participate in employee benefits plans as the Company may institute from time to time at the discretion of the Company’s Board of Directors. Pursuant to the agreement, Mr. Barone may be terminated for “cause” as defined. In the event Mr. Barone is terminated with or without cause, the Company will be required to pay Mr. Barone all accrued salary and bonuses, reimbursement for all business expenses, and Mr. Barone’s salary for one year or in shares of common stock valued at his two years’ salary or $400,000. Under the agreement, Mr. Barone is subject to confidentiality, non-compete and non-solicitation restrictions.

Paolo Continelli

On April 2, 2022, Mr. Continelli and the Company entered into an Employment Agreement pursuant to which Mr. Continelli agreed to serve as Chief Business Development Officer (“CBDO”) in consideration of an annual salary of $75,000. Pursuant to the agreement, Mr. Continelli will be employed as CBDO of the Company until April 2, 2025, unless earlier terminated pursuant to the terms of the agreement, or extended for an additional three years at the option of the parties upon the expiration of the term pursuant to the terms of the agreement. During the term of the agreement, Mr. Continelli will be entitled to a base salary at the annualized rate of $75,000 and will be eligible for a discretionary performance bonus, equity awards and to participate in employee benefits plans as the Company may institute from time to time at the discretion of the Company’s Board of Directors. Pursuant to the agreement, Mr. Continelli may be terminated for “cause” as defined. In the event Mr. Continelli is terminated with or without cause, the Company will be required to pay Mr. Continelli all accrued salary and bonuses, reimbursement for all business expenses, and Mr. Continelli’s salary for one year or in shares of common stock valued at his two years’ salary or $150,000. Under the agreement, Mr. Continelli is subject to confidentiality, non-compete and non-solicitation restrictions. Mr. Continelli previously served as the Company’s COO from January 2006 until April 2022.

Michele Tasillo

On April 2, 2022, Mr. Tasillo and the Company entered into an Employment Agreement pursuant to which Mr. Tasillo agreed to serve as Chief Financial Officer in consideration of an annual salary of $80,325. Pursuant to the agreement, Mr. Tasillo will be employed as CFO of the Company until April 2, 2026, unless earlier terminated pursuant to the terms of the agreement, or extended for an additional four years at the option of the parties upon the expiration of the term pursuant to the terms of the agreement. During the term of the agreement, Mr. Tasillo will be entitled to a base salary at the annualized rate of $80,325 and will be eligible for a discretionary performance bonus, equity awards and to participate in employee benefits plans as the Company may institute from time to time at the discretion of the Company’s Board of Directors. Pursuant to the agreement, Mr. Tasillo may be terminated for “cause” as defined. In the event Mr. Tasillo is terminated with or without cause, the Company will be required to pay Mr. Tasillo all accrued salary and bonuses, reimbursement for all business expenses, and Mr. Tasillo’s salary for one year or in shares of common stock valued at his two years’ salary or $160,650. Under the agreement, Mr. Tasillo is subject to confidentiality, non-compete and non-solicitation restrictions.

Dharmesh Vora

On April 2, 2022, Mr. Vora and the Company entered into an Employment Agreement pursuant to which Mr. Vora agreed to serve as President of International Enterprise Partner Channel Sales in consideration of an annual salary of $55,000. Pursuant to the agreement, Mr. Vora will be employed by the Company until April 2, 2026, unless earlier terminated pursuant to the terms of the agreement, or extended for an additional four years at the option of the parties upon the expiration of the term pursuant to the terms of the agreement. During the term of the agreement, Mr. Vora will be entitled to a base salary at the annualized rate of $55,000 and will be eligible for a discretionary performance bonus, equity awards and to participate in employee benefits plans as the Company may institute from time to time at the discretion of the Company’s Board of Directors. Pursuant to the agreement, Mr. Vora may be terminated for “cause” as defined. In the event Mr. Vora is terminated with or without cause, the Company will be required to pay Mr. Vora all accrued salary and bonuses, reimbursement for all business expenses, and Mr. Vora’s salary for one year or in shares of common stock valued at $50,000. Under the agreement, Mr. Vora is subject to confidentiality, non-compete and non-solicitation restrictions.

Grants of Plan Based Awards

We did not make any plan based equity or non-equity awards grants to named executives during the years ended December 31, 2021 and 2020.

Option Exercises

There were no options exercised by our named officers during the years ended December 31, 2021 and 2020.

Compensation of Directors

Our directors did not earn compensation for the years ended December 31, 2021 and 2020.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of our common stock beneficially owned as of November 23, 2022, by (i) each of our current directors and named executive officers, (ii) all executive officers and directors as a group, and (iii) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock. We have determined beneficial ownership in accordance with applicable rules of the SEC, which generally provide that beneficial ownership includes voting or investment power with respect to securities. Except as indicated by the footnotes to the table below, we believe, based on the information furnished to us, that the persons named in the table have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

The information set forth in the table below is based on 491,892,061 shares of our common stock issued and outstanding as of November 23, 2022. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person that are currently exercisable or will be exercisable within 60 days after November 23, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as otherwise noted in the footnotes below, the address for each person listed in the table below, solely for purposes of filings with the SEC, is c/o SmartCard Marketing Systems, Inc., 20C Trolley Square, Wilmington, DE 19806.

Name of Beneficial Owner	Number of Shares beneficially owned	Percentage Beneficially owned
5% or more shareholders

Variance Strategy LLC (1)	165,361,637	33.61%
Mario Rosati (2)	37,450,040	7.61%

Officers and Directors

Massimo Barone (3)	25,300,585	5.14%
Paolo Continelli (4)	12,000,000	2.43%
Michele Tasillo (5)	18,109,649	3.68%
Gary L. Repchuk (6)	0	*
Gina Leslie (7)	0	*
Dharmesh Vora (8)	2,270,760	*

Officers and Directors as a Group (6 persons)	57,680,994	11.72%

* less than 1%

(1) Comprised of 165,361,637 shares common stock issued to Variance Strategy LLC in consideration of executive management consulting services provided to the Company. Messrs. Barone and Continelli are the co-owners and co-managers of, and have shared voting control over, the shares of common stock of the Company held by Variance Strategy LLC. On March 31, 2022, the Variance Contract was mutually terminated by the parties thereto and rendered null and void.

(2) Represents 37,450,040 shares of common stock held by Mr. Rosati individually.

(3) Represents 25,300,585 shares of common stock held by Mr. Barone individually.

(4) Represents 12,000,000 shares of common stock held by Mr. Continelli individually.

(5) Represents 18,109,649 shares of common stock held by Mr. Tasillo individually.

(6) Mr. Repchuk has not been issued any shares of common stock.

(7) Ms. Leslie has not been issued any shares of common stock.

(8) Represents 2,270,760 shares of common stock held by Mr. Vora individually.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set out below, as of December 31, 2021, there have been no transactions, or currently proposed transactions, in which we were or are to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

●	any director or executive officer of our company;
●	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
●	any promoters and control persons; and
●	any member of the immediate family (including spouse, parents, children, siblings and in laws) of any of the foregoing persons.

From January 4, 2019 until March 31, 2022, Variance Strategy LLC, Massimo Barone, and Paolo Continelli (collectively, “Variance”) were engaged by the Company pursuant to an Exclusive Management Operating Contract (the “Variance Contract”) to provide executive management consulting services to the Company in consideration of cash and equity compensation. Messrs. Barone and Continelli own and control Variance Strategy LLC. Pursuant to the terms of the Variance Contract, (i) Messrs. Barone and Continelli were appointed and served as the Company’s CEO/Chairman and Co-Chairman, respectively, for a term of 5 years, (ii) Variance was paid an annual cash management fee of $300,000 with a 4.5% increase per year, as well as certain performance related bonuses in connection with achieving certain defined milestones, financings, and M&A. The Company previously engaged Variance on January 2014 for a period of five years in consideration of $250,000 annually with a 4.5% increase per year. Under the Variance Contract, Variance was subject to confidentiality, non-compete and non-solicitation restrictions. On March 31, 2022, the Variance Contract was mutually terminated by the parties thereto and rendered null and void.

On February 3, 2017, the Company entered into a Memorandum of Agreement (the “MOA”) with Axepay Inc. (“Axepay”) pursuant to which the parties established a business relationship for the mutual development of certain joint initiatives, business opportunities, and revenue sharing models, and for the development of a white-label payment technology portal (the “Axepay Partnership”), whereby the parties provide various ecommerce and payment technology services to businesses in the People’s Republic of China. Pursuant to the Axepay Partnership, the parties developed the cross-border payments technology platform, Axepay.com. Axepay.com was launched by the Company in July 2021 and serves as the current operating platform of the Axepay Partnership. The Axepay.com platform is white-label licensed by the Company to financial institutions and fintech companies in consideration of an equal revenue sharing structure between the licensee of Axepay.com and the Company. The Axepay.com platform is intellectual property of the Company. The Axepay Partnership provides for an equal split between the Company and Axepay on any revenues generated by the Axepay.com platform. The MOA has a term of five years which automatically renews for additional five-year periods. Ms. Gina Leslie, a director of the Company, is Co-Founder, President and General Counsel of Axepay.

On November 19, 2019, the Company entered into a Memorandum of Agreement (the “MOA”) with 2668963 Ontario Inc. (the “OriginatorX JV Entity”) pursuant to which the parties agreed to form a joint venture for the purpose of developing a management and audit application to issue ERC20 Tokens and streamline them into the new global economy by way of SmartContract Auctions (the “OriginatorX Platform”) to be utilized by businesses to convert their tangible assets, equity, goodwill and value points/rewards into digital tokens. Pursuant to the MOA, (i) the Company was issued fifty percent of the issued and outstanding shares of common stock of the OriginatorX JV Entity, (ii) the Company utilized OriginatorX JV Entity’s end-to-end tokenization software in the Company’s development of the OriginatorX Platform, and (iii) the parties were to enter into a shareholder’s agreement upon the completed development of the OriginatorX Platform by the Company. The OriginatorX Platform is owned by the OriginatorX JV Entity, of which the Company owns fifty percent, and the OriginatorX Platform is operated through the Company. The OriginatorX Platform was launched through the Company in January 2022. Ms. Gina Leslie, a director of the Company, is the President and owns 25% of the OriginatorX JV Entity.

On September 20, 2019, the Company entered into an agreement to license its entire technology portfolio to XPAY Worldwide Corporation (“XPay”) in the Philippines in exchange for seven percent of XPay’s outstanding shares of common stock. Pursuant to this agreement, the Company and XPay worked in collaboration to develop and bring to market a payments industry certification PCI in the Philippines, and to introduce the Company’s entire technology portfolio into the India market. In addition, the Company developed the Anypay.ph platform for Xpay to deliver to market a payment solution for onboarding micro merchant accounts through the payment facilitator and third-party processors licenses. Xpay was sponsored by PayMaya the subsidiary of Smart Telecom and KKR Group Investments. Mr. Gary Repchuk, a director of the Company, serves as the President and CEO of XPAY Worldwide Corporation Pte. Ltd., which owns and operates XPAY Worldwide Corporation in the Philippines.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and executive officers are indemnified as provided by the General Corporation Law of the State of Delaware and our directors are indemnified by our Certificate of Incorporation. These provisions state that our directors may cause us to indemnify a director or former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him/her as a result of him/her acting as a director. The indemnification of costs can include an amount paid to settle an action or satisfy a judgment. Such indemnification is at the discretion of our board of directors and is subject to the Securities and Exchange Commission’s policy regarding indemnification.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the resale of shares of our common stock by the selling stockholders. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us, our common stock and the selling stockholders, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Upon effectiveness of this registration statement, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

LEGAL MATTERS

The validity of the common stock being offered by this prospectus is being passed upon by Costaldo Law Group P.C.

EXPERTS

The consolidated financial statements of SmartCard Marketing Systems, Inc. as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021, have been included herein in reliance upon the report of BF Borgers CPA PC, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Costaldo Law Group P.C. serves as our outside legal counsel in connection with this offering.

SmartCard Marketing Systems, Inc.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of SmartCard Marketing Systems, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SmartCard Marketing Systems, Inc. as of December 31, 2021 and 2020, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2020.
Lakewood, CO
May 10, 2022

SmartCard Marketing Systems, Inc.

Consolidated Balance Sheets as of December 31

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$48	$92
Accounts receivable, net	182,245	72,045
Total current assets	182,293	72,137
Investments	1,200,000	1,700,000
Intangible assets, net	408,679	480,515
Total assets	$1,790,971	$2,252,652

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$2,551,741	$1,962,139
Convertible promissory note payable	470,659	407,812
Total current liabilities	3,022,400	2,369,951
Deferred revenue	1,025,000	1,265,000
Total liabilities	4,047,400	3,634,951
Stockholders' deficit:
Common stock, $0.001 par value, 500,000,000 shares authorized, 472,369,9389 and
468,536,506 shares issued and outstanding as of December 31, 2021 and 2020	472,370	468,537
Additional paid-in capital	5,688,741	5,577,762
Accumulated deficit	(8,417,539)	(7,428,598)
Total stockholders' deficit	(2,256,429)	(1,382,300)
Total liabilities and stockholders' deficit	$1,790,971	$2,252,652

The accompanying notes are an integral part of the consolidated financial statements.

SmartCard Marketing Systems, Inc.

Consolidated Statements of Operations

	Year Ended
	December 31,
	2021	2020
Revenues	$405,412	$448,681

Operating expenses:
General and administrative	889,580	2,024,077
Sales and marketing	1,173	14,140
Research and development	3,600	—
Loss on impairment of investment	500,000	—
Total operating expenses	1,394,353	2,038,218

Loss from operations	(988,941)	(1,589,537)

Other income (expense):
Interest expense	—	(146,500)
Other income	—	—
Total other income (expense), net	—	(146,500)

Provision for income taxes	—	—
Net income (loss)	$(988,941)	$(1,736,037)

Weighted average common shares outstanding - basic and diluted	470,464,360	442,857,680
Net income (loss) per common share - basic and diluted	$(0.002)	$(0.004)

The accompanying notes are an integral part of the consolidated financial statements.

SmartCard Marketing Systems, Inc.

Consolidated Statement of Changes in Stockholders’ Equity (Deficit)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2019	442,792,840	$442,793	$4,234,181	$(5,692,561)	$(1,015,587)
Conversion of notes payable into shares	2,076,999	2,077	96,580	—	98,657
Conversion of accounts payable into shares	20,666,667	20,667	339,333	—	360,000
Issuance of common shares for services	3,000,000	3,000	761,167	—	764,167
Beneficial conversion feature	—	—	146,500	—	146,500
Net loss	—	—	—	(1,736,037)	(1,736,037)
Balances at December 31, 2020	468,536,506	468,537	5,577,762	(7,428,598)	(1,382,300)
Issuance of common shares for services	500,000	500	14,500	—	15,000
Issuance of common shares for software acquired	1,500,000	1,500	48,000	—	49,500
Conversion of notes payable into shares	1,833,333	1,833	48,479	—	50,312
Net loss	—	—	—	(988,941)	(988,941)
Balances at December 31, 2021	472,369,839	$472,370	$5,688,741	$(8,417,539)	$(2,256,429)

The accompanying notes are an integral part of the consolidated financial statements.

SmartCard Marketing Systems, Inc.

Consolidated Statements of Cash Flows

	Year Ended
	December 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$(988,941)	$(1,736,037)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization	184,346	6,561
Bad debt (other income)	—	496,632
Shares issued for services	15,000	764,167
Loss on impairment of investment	500,000	—
Beneficial conversion feature	—	146,500
Changes in operating assets and liabilities:
Accounts receivable	(110,200)	6,445
Accounts payable and accrued liabilities	589,602	475,299
Deferred revenue	(240,000)	(315,000)
Net cash used in operating activities	(50,192)	(155,434)
Cash flows from investing activities:
Software development costs	(63,010)	(65,610)
Net cash used by investing activities	(63,010)	(65,610)
Cash flows from financing activities:
Proceeds from convertible notes payable	115,159	235,000
Repayments of convertible loans	(2,000)	(13,983)
Net cash used by financing activities	113,159	221,016
Net change in cash and cash equivalents	(43)	(28)
Cash and cash equivalents at beginning of year	92	120
Cash and cash equivalents at end of year	$48	$92
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$—
Cash paid for interest	$—	$—
Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares for software acquired	$49,500	$—
Investments	$—	$500,000
Loans payable converted into shares	$50,312	$98,657
Accounts payables converted into shares	$—	$360,000

The accompanying notes are an integral part of the consolidated financial statements.

SmartCard Marketing Systems, Inc.

Notes to the Consolidated Financial Statements

1.	NATURE OF OPERATIONS

SmartCard Marketing Systems, Inc. (the “Company”) consist of SmartCard Marketing Systems, Inc. and its wholly owned subsidiary VelocityMWallet Technology LLC.

SmartCard Marketing Systems, Inc. is a Fintech advisory corporation formed under the laws of Delaware as a solutions provider to the payments industry, delivering cloud-based EMV Host Acquiring and Issuing solutions to banks, telecoms and enterprises. The Company’s in-house lab offers customers proprietary software solutions, including:

-	Generocity.com, a coupon and incentive platform for the retail and events industry.

-	Check21SAAS.com, a Remote Deposit Check solution for X9 clearing.

VelocityMWallet Technology LLC is a Delaware limited liability company which also provides proprietary software solutions, such as VelocityMWallet.com, a transaction payment ecosystem for alternative payment solutions and processing.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of 988,941 for the year ended December 31, 2021, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $8,417,539, limited cash of $48 and a working capital deficit of $2,840,107. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital from related and third-parties. Through the date the consolidated financial statements were available to be issued, the Company has been financed by its primary shareholder and third-party investors. No assurances can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company’s wholly-owned subsidiary, VelocityMWallet Technology LLC. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company’s cash and cash equivalents were held at two accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2020, the Company recorded bad debt expense of $496,632 to write off receivables deemed uncollectible.

Intangible Assets

Intangible assets consist of capitalized software development costs. The Company accounts for costs incurred to develop software for internal use in accordance with Financial Accounting Standards Board (“FASB”) ASC 350-40 “Internal-Use Software”. As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Costs incurred during the preliminary project stage along with post-implementation stages of internal use software are expensed as incurred. Capitalized development costs are amortized over a period of three years. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

Software development costs are amortized over a useful life of 5 years.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its property, equipment, and other long-lived assets in accordance with FASB ASC 360 “Property, Plant and Equipment”, which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceed the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2021 and 2020, no impairment was recorded.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Consulting, licensing and processing fee revenues are recognized when the services are provided under the terms of client agreements as the performance obligations are satisfied. Payments received in advance of providing services are recorded as deferred revenue and amortized to revenue as services are performed.

Our revenue recognition policy is based on and incorporates multiple factors.

Licensing:

Our licensing contracts provide legally binding guidelines for the use and distribution of our software or technology to our customers, including rights of usage to the end user. Our technology license usage fees are charged upfront to our customers.

Our License Types:

• White-Label License: The Company provides a brand as your own technology platform which allows clients to use the platform as their own. This white-label license is extended to all of our 20+ proprietary technology suite offering multi-industry solutions. The Company offers a multi-software combination which caters to the licensee customer’s business use case. The license fee is charged both for both web and mobile platforms.

• Cloud and Cloud Hosting: The Company offers cloud platforms and cloud hosting services to customers for a stipulated period of time. The cloud service and license fee is calculated and billed to the customer on a month to month basis. The Company also offers data management to customers to work and store their databases for data filtering. The terms of these licenses are specific to a customer’s requirements and are common practice in the industry. The Company does not charge customers for hosting time until production is deployed with relation to set up unless the customer requires a separate and unique hosted solution environment for pilot testing.

• Multi-User licensing: This is a user licensing model by tier level based on user anticipated volumes which allows the usage of the Company’s technology suite of by the end customers. The license fee charged to our customers varies from the number of users the customer requires the technology to be deployed for. This allows the customer to install and use the technology platform for the users. This may also be a concurrent licensing term which allows the customer to use the same technology platform for multi-users at the same time.

• Embedded Licensing: This license is provided for the usage and access to embedded services from third party vendors with use of the Company’s technology platform on a monthly basis. In some cases there will be upfront costs and others on a SaaS model monthly charge.

Customization:

Customization is a standard feature alteration requested by our customers to adapt our technology platforms to the customer’s specific business use case, whereby our technology platforms are uniquely tailored pursuant to the customer’s requirements. Our customization fees are charged based on a cost-per-hour fee schedule or negotiated assessment value for the modification and customization requested by the customer for the business use case. This fee is comprised of technology platform modification, design and development, technology platform integration and changes in the APIs to suit the requirements. The Company may also choose to waive these fees based on transactional revenue commitments made by the customer.

Onboarding:

The Company offers platforms which are embedded within a multi-tenant marketplace. The marketplace requires customers to onboard partners, merchants and end-use customers to establish a working environment on the technology platform. The Company charges customers a per user onboarding fee to onboard their partners, merchants and end-use customers.

eKYC and Third Party Vendors:

The Company offers video ekYC and other third party platforms to our customers as an additional service required for specific business use cases. Some customers require specific onboarding restrictions and checks essential for offerings their services. The Company offers these services to our customers as an add-on to their use of our technology platform. The Company earns fees on this model on a per transaction basis. For some vendors we require a prepay model and for others we allow for a monthly and quarterly payment model.

Transactions:

The Company provides a multi-tenant technology platform with marketplace which are linked with integrated payment gateways and financial institutions. These payment gateways have no costs during testing for sending or receiving money and processing card transactions in both domestic and international markets. The Company earns fees on each transaction type that is made by our customers, and their partners, merchants and end users. The fees earned are based on monthly schedule compensation once the customer is in production.

Support and Maintenance:

Support and maintenance provided by us to our customers includes scheduled checks on the technology platform performance during its operations post deployment at the customer’s end. This includes routinely addressing non-urgent issues, and performing planned improvements on the technology platform once deployed at the customer’s end. The Company charges a support fee to customers based upon the basis of urgency of the support requested and in accordance with the service level agreements entered into at the time of deployment by the customers.

Equity based Revenue Recognition:

The Company works closely with startup and fintech companies across the world and also offers its technology platform suite in consideration of equity in certain companies. The Company and such customer companies will negotiate the exchange value based on the customer company’s existing and future business plan and possibly active and targeted customer base in a specific region.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As of December 31, 2021, there were an estimated 15,666,667 potentially dilutive securities outstanding due to the Company’s convertible notes (see Note 5).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	INVESTMENTS

In 2019, the Company entered into an agreement to license its technology to XPay World in exchange for 7% of its equity. The Company valued the transaction, approximating the fair value of the investment, at $1,200,000. The Company recorded the corresponding deferred revenue accordingly. The Company recognizes the revenue over the estimated useful life of the technology of 5 years.

In 2020, the Company entered into an agreement to license its technology to OriginatorX in exchange for 50% of its equity. The Company valued the transaction, approximating the fair value of the investment, at $500,000. The Company recorded the corresponding deferred revenue accordingly. The Company recognizes the revenue over the estimated useful life of the technology of 5 years. As of December 31, 2021, the fair value of the investment was concluded to be indeterminable, and the Company recorded an impairment of $500,000 pertaining to the investment. As of December 31, 2021, the carrying value of the investment was $0.

5.	CONVERTIBLE NOTES

During 2021, the Company issued an aggregate of 1,833,333 shares of common stock pursuant to conversion of notes payable totaling $50,312. During 2020, the Company issued an aggregate of 2,076,999 shares of common stock pursuant to conversion of notes payable totaling $98,567.

In 2021, the Company entered into convertible promissory note agreements totaling $115,159 in proceeds. In 2020, the Company entered into a convertible promissory note for gross proceeds of $235,000. The note is convertible at conversion price of $0.015 per share. As such, a beneficial conversion feature of $146,500 was recognized which was recorded to interest expense in the consolidated statements of operations.

In 2021 and 2020, the Company repaid $2,000 and $13,983, respectively, of outstanding convertible notes payable.

All outstanding convertible notes have short-term maturities or are in default as of December 31, 2021, and therefore are recorded as current liabilities in the consolidated balance sheets.

6.	STOCKHOLDERS’ EQUITY

As of December 31, 2020, the Company had 500,000,000 authorized shares of common stock.

During 2020, the Company issued an aggregate of 2,076,999 shares of common stock pursuant to conversion of notes payable totaling $98,567. The Company also issued 20,666,667 shares of common stock pursuant to conversion of accounts payable of $360,000.

In 2020, the Company issued 3,000,000 shares of common stock for services performed. The fair value of $764,167 was included in general and administrative expenses in the consolidated statements of operations.

During 2021, the Company issued an aggregate of 1,833,333 shares of common stock pursuant to conversion of notes payable totaling $50,312.

In 2021, the Company issued 500,000 shares of common stock for services performed. The fair value of $15,000 was included in general and administrative expenses in the consolidated statements of operations.

In 2021, the Company issued 1,500,000 shares of common stock for the acquisition of software for a fair value of $49,500, which was capitalized as intangible assets.

7.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 5, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements, other than those disclosed above.

SmartCard Marketing Systems, Inc.

and subsidiary

Interim Condensed

Consolidated Financial

Statements

As of September 30, 2022

(Unaudited)

TABLE OF CONTENTS

Interim Unaudited Condensed Consolidated Financial Statements:
Interim Unaudited Condensed Consolidated Balance Sheets	F-13
Interim Unaudited Condensed Consolidated Statements of Operations	F-14
Interim Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Deficit	F-15
Interim Unaudited Condensed Consolidated Statements of Cash Flows	F-16
Notes to the Interim Unaudited Condensed Consolidated Financial Statements	F-17

	September30, 2022	December 31, 2021
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$71	$48
Accounts receivable, net	375,045	182,245
Total current assets	375,117	182,293
Investments	1,800,000	1,200,000
Intangible assets, net	316,274	408,679
Total assets	$2,491,391	$1,790,971

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$2,337,661	$2,551,741
Convertible promissory note payable	449,381	470,659
Total current liabilities	2,787,043	3,022,400
Deferred revenue	1,435,000	1,025,000
Total liabilities	4,222,043	4,047,400

Stockholders' deficit:
Common stock, $0.001 par value, 500,000,000 shares authorized, 491,892,061 and 472,369,839 shares issued and outstanding as of September 30, 2022 and December 31, 2021	491,892	472,370
Additional paid-in capital	6,547,719	5,688,741
Accumulated deficit	(8,770,263)	(8,417,539)
Total stockholders' deficit	(1,730,652)	(2,256,429)
Total liabilities and stockholders' deficit	$2,491,391	$1,790,971

See accompanying notes, they are integral to these consolidated financial statements.

	Nine Months Ended
	September 30,
	2022	2021
	(unaudited)
Revenues	$440,487	$461,594

Operating expenses:
General and administrative	791,454	682,473
Sales and marketing	1,757	1,033
Total operating expenses	793,211	683,506

Loss from operations	(357,723)	(226,476)

Provision for income taxes	—	—
Net loss	$(357,723)	$(226,476)

Weighted average common shares outstanding -
basic and diluted	482,130,950	469,536,506
Net loss per common share - basic and diluted	$(0.0007)	$(0.0005)

See accompanying notes, they are integral to these consolidated financial statements

	Common Stock		Additional Paid-in	Accumulated Deficit	Total Stockholders' Deficit
Balances at December 31, 2020	468,536,506	$468,537	$5,577,762	$(7,428,598)	$(1,382,300)
Issuance of common shares for services	500,000	500	14,500	—	15,000
Issuance of common shares for software acquired	1,500,000	1,500	48,000	—	49,500
Net loss	—	—	—	(101,774)	(101,774)
Balances at March 31, 2021 (unaudited)	470,536,506	470,537	5,640,262	(7,530,372)	(1,419,573)
Net loss	—	—	—	(95,824)	(95,824)
Balances at June 30, 2021 (unaudited)	470,536,506	470,537	5,640,262	(7,626,196)	(1,515,397)

Net loss	—	—	—	(19,750)	(19,750)
Balances at September 30, 2021 (unaudited)	470,536,506	$470,537	$5,640,262	$(7,645,946)	$(1,535,147)

Balances at December 31, 2021	472,369,839	$472,370	$5,688,741	$(8,417,539)	$(2,256,429)
Issuance of common shares for services	1,744,444	1,744	76,756	—	78,500
Conversion of notes and accounts payable into shares	17,777,778	17,778	782,222	—	800,000
Net loss	—	—	—	(206,629)	(206,629)
Balances at March 31, 2022 (unaudited)	491,892,061	491,892	6,547,719	(8,624,168)	(1,584,558)
Net loss				(120,159)	(120,159)
Balances at June 30, 2022 (unaudited)	491,892,061	491,892	6,547,719	(8,744,327)	(1,704,716)
Net loss				(30,935)	(30,935)
Balances at September 30, 2022 (unaudited)	491,892,061	$491,892	$6,547,719	$(8,775,262)	$(1,735,651)

See accompanying notes, they are integral to these consolidated financial statements.

	Nine Months Ended September 30,
	2022	2021
	(unaudited)
Cash flows from operating activities:
Net loss	$(357,723)	$(226,476)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	138,259	88,372
Shares issued for services	78,500	15,000
Changes in operating assets and liabilities:
Accounts receivable	(192,800)	(93,200)
Accounts payable and accrued liabilities	370,921	291,234
Deferred revenue	(190,000)	(170,000)
Net cash used in operating activities	(152,844)	(95,070)
Cash flows from investing activities:
Software development costs	(45,855)	(45,210)
Net cash provided by investing activities	(45,855)	(45,210)
Cash flows from financing activities:
Proceeds from convertible notes payable	220,000	115,159
Repayments of convertible loans	(21,278)	(2,000)
Net cash provided by financing activities	198,722	113,159
Net change in cash and cash equivalents	23	(27,120)
Cash and cash equivalents at beginning of year	48	92
Cash and cash equivalents at end of year	$71	$(27,029)

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$—
Cash paid for interest	$—	$—

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares for software acquired	$—	$49,500
Loans payable converted into shares	$250,000	$—
Accounts payables converted into shares	$550,000	$—
Investments	$600,000	$—

See accompanying notes, they are integral to these consolidated financial statements.

1.	NATURE OF OPERATIONS

Smart Card Marketing Systems, Inc. (the “Company”) consist of Smart Card Marketing Systems, Inc. and its wholly owned subsidiary VelocityMWallet Technology LLC.

Smart Card Marketing Systems, Inc. is a Fintech advisory corporation formed under the laws of Delaware as a solutions provider to the payments industry, delivering cloud-based EMV Host Acquiring and Issuing solutions to banks, telecoms and enterprises. The Company’s in-house lab offers customers proprietary software solutions, including:

-	Generocity.com, a coupon and incentive platform for the retail and events industry.

-	Check21SAAS.com, a Remote Deposit Check solution for X9 clearing.

VelocityMWallet Technology LLC is a Delaware limited liability company which also provides proprietary software solutions, such as VelocityMWallet.com, a transaction payment ecosystem for alternative payment solutions and processing.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $352,724 and $221,912 for the nine months ended September 30, 2022. As of September 30, 2022, the Company had an accumulated deficit of $8,770,263. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital from related and third-parties. Through the date the consolidated financial statements were available to be issued, the Company has been financed by its primary shareholder and third-party investors. No assurances can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company’s wholly-owned subsidiary, VelocityMWallet Technology LLC. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company’s cash and cash equivalents were held at two accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2022 and December 31, 2021. The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Intangible Assets

Intangible assets consist of capitalized software development costs. The Company accounts for costs incurred to develop software for internal use in accordance with Financial Accounting Standards Board (“FASB”) ASC 350-40 “Internal-Use Software”. As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Costs incurred during the preliminary project stage along with post-implementation stages of internal use software are expensed as incurred. Capitalized development costs are amortized over a period of three years. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

Software development costs are amortized over a useful life of 5 years.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its property, equipment, and other long-lived assets in accordance with FASB ASC 360 “Property, Plant and Equipment”, which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceed the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. As of September 30, 2022 and December 31, 2021, no impairment was recorded.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Consulting, licensing and processing fee revenues are recognized when the services are provided under the terms of client agreements as the performance obligations are satisfied. Payments received in advance of providing services are recorded as deferred revenue and amortized to revenue as services are performed.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As of March 31, 2022, there were an estimated 15,666,667 potentially dilutive securities outstanding due to the Company’s convertible notes (see Note 5).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	INVESTMENTS

In 2019, the Company entered into an agreement to license its technology to XPay World in exchange for 7% of its equity. The Company valued the transaction, approximating the fair value of the investment, at $1,200,000. The Company recorded the corresponding deferred revenue accordingly. The Company recognizes the revenue over the estimated useful life of the technology of 5 years.

In 2020, the Company entered into an agreement to license its technology to OriginatorX in exchange for 50% of its equity. The Company valued the transaction, approximating the fair value of the investment, at $500,000. The Company recorded the corresponding deferred revenue accordingly. The Company recognizes the revenue over the estimated useful life of the technology of 5 years. As of December 31, 2021, the fair value of the investment was concluded to be indeterminable, and the Company recorded an impairment of $500,000 pertaining to the investment. As of September 30, 2022 and December 31, 2021, the carrying value of the investment was $0.

In 2022, the Company entered into an agreement to license its technology to Acers Group LLC in exchange for 15% of its equity. The Company valued the transaction, approximating the fair value of the investment, at $600,000. The Company recorded the corresponding deferred revenue accordingly. The Company recognizes the revenue over the estimated useful life of the technology of 5 years.

5.	CONVERTIBLE NOTES

In the quarter ended March 31, 2022, the Company received proceeds of $220,000 from convertible notes. In 2022, the Company converted $250,000 in notes payable into 5,555,556 shares of common stock.

In the quarter ended March 31, 2022, the Company received proceeds of $39,912 and repaid $2,000.

All outstanding convertible notes have short-term maturities or are in default as of September 30, 2022, and therefore are recorded as current liabilities in the consolidated balance sheets.

6.	STOCKHOLDERS’ EQUITY

As of September 30, 2022, the Company had 500,000,000 authorized shares of common stock.

In 2022, the Company issued 1,744,444 shares of common stock for services performed at a fair value of $78,500, which was included in general and administrative expenses in the consolidated statements of operations.

In 2022, the Company converted $250,000 in notes payable into 5,555,556 shares of common stock.

In 2022, the Company converted $550,000 in accounts payable into 12,222,222 shares of common stock.

In 2021, the Company issued 500,000 shares of common stock for services performed. The fair value of $15,000 was included in general and administrative expenses in the consolidated statements of operations.

In 2021, the Company issued 1,500,000 shares of common stock for the acquisition of software for a fair value of $49,500, which was capitalized as intangible assets.

7.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 17, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements, other than those disclosed above.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

As used in this Part II, unless the context indicates or otherwise requires, the terms “we”, “us”, “our”, the “Company” and “SmartCard Marketing Systems” refer to SmartCard Marketing Systems, Inc., a Delaware corporation, and its consolidated subsidiary.

Item 13. Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except for registration fees, which are accurate) of the approximate amount of the types of fees and expenses listed below that were paid or are payable by us in connection with the issuance and distribution of the shares of common stock to be registered by this registration statement. None of the expenses listed below are to be borne by any of the selling stockholders named in the prospectus that forms a part of this registration statement.

Expense	Amount
SEC Registration Fee	$
Accounting Fees and Expenses		$42,000
Legal Fees and Expenses		$37,000
Edgarizing Costs		$3,500
Transfer Agent Fees and Expenses		$4,800
Miscellaneous Fees and Expenses		$6,000	*
Total	$	[ ]	*

*	Estimate

Item 14. Indemnification of Directors and Officers.

Our directors and executive officers are indemnified as provided by the General Corporation Law of the State of Delaware and our directors are indemnified by our Certificate of Incorporation. These provisions state that our directors may cause us to indemnify a director or former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him/her as a result of him/her acting as a director. The indemnification of costs can include an amount paid to settle an action or satisfy a judgment. Such indemnification is at the discretion of our board of directors and is subject to the Securities and Exchange Commission’s policy regarding indemnification.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

The following summarizes all sales of unregistered securities by us within the past three (3) years:

On September 2, 2019, the Company issued 30,000,000 shares of common stock to Mario Rosati in consideration of a conversion of debt in the amount of $210,000.

On September 2, 2019, the Company issued 2,500,000 shares of common stock to Lee Tang in consideration of a conversion of debt in the amount of $90,000.

On December 10, 2020, the Company issued 1,894,484 shares of common stock to Mario Rosati in consideration of a conversion of debt in the amount of $90,000.

On December 10, 2020, the Company issued 5,666,667 shares of common stock to Massimo Barone in consideration of a conversion of debt in the amount of $85,000.

On December 10, 2020, the Company issued 10,000,000 shares of common stock to Variance Strategy LLC in consideration of a conversion of debt in the amount of $150,000.

On December 10, 2020, the Company issued 1,666,667 shares of common stock to Michele Tasillo in consideration of a conversion of debt in the amount of $25,000.

On December 10, 2020, the Company issued 3,333,333 shares of common stock to Aspec Solutions Inc. in consideration of a conversion of debt in the amount of $50,000.

On June 9, 2022, the Company issued 1,052,632 shares of common stock to Aspec Solutions Inc. in consideration of a conversion of debt in the amount of $50,000.

On December 10, 2020, the Company issued 1,333,333 shares of common stock to Eric Sherb in consideration for accounting services valued at $20,000.

On December 10, 2020, the Company issued 526,316 shares of common stock to Dharmesh Vora in consideration for consulting services valued at $25,000.

On January 23, 2021, the Company issued to Moumita Dey and Subodh Mukherjee, 1,050,000 and 450,000 shares of common stock, respectively, in consideration for the Company’s acquisition of software from Acquisition Botberries Inc. valued at $50,000.

On January 31, 2021, the Company issued 500,000 shares of common stock to Eurasian Capital, LLC in consideration of financial advisory services valued at $15,000.

Between February 9, 2020 and February 11, 2021, the Company issued an aggregate of 18,333,333 shares of common stock to Michael Balzer in consideration of common stock purchases in the aggregate of amount $275,000 at $0.15 per share.

On October 1, 2021, the Company issued 1,833,333 shares of common stock to Michael Balzer pursuant to conversion of notes payable in the aggregate amount of $50,312.

On March 5, 2022, the Company issued 1,000,000 shares of restricted common stock to North Equities Corp. in consideration of investor relations consulting services.

On March 31, 2022, the Company issued 1,111,111 shares of common stock to Massimo Barone in consideration of a conversion of debt in the amount of $50,000.

On March 31, 2022, the Company issued 11,111,111 shares of common stock to Variance Strategy LLC in consideration of a conversion of debt in the amount of $500,000.

On March 31, 2022, the Company issued 1,111,111 shares of common stock to Michele Tasillo in consideration of a conversion of debt in the amount of $50,000.

On March 31, 2022, the Company issued 4,444,444 shares of common stock to Aspec Solutions Inc. in consideration of a conversion of debt in the amount of $200,000.

On March 31, 2022, the Company issued 444,444 shares of common stock to Eric Sherb in consideration for accounting services valued at $20,000.

On March 31, 2022, the Company issued 1,300,000 shares of common stock to Dharmesh Vora in consideration for consulting services valued at $58,500.

On May 3, 2022, the Company issued 3,000,000 shares of restricted common stock to Dutchess Group LLC in consideration of investor relations consulting services.

On June 21, 2022, the Company issued 444,444 shares of common stock to Dharmesh Vora in consideration for consulting services valued at $20,000.

The offers, sales, and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act of 1933 or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us. The above notes are debt obligations arising other than in the ordinary course of business which constitute direct financial obligations of the Company.

On March 10, 2022 (the “Issuance Date”), the Company entered into a Securities Purchase Agreement with Leonite Fund I, LP, an accredited investor (the “March 2022 Investor”), providing for the sale by the Company to the March 2022 Investor of a Senior Secured Promissory Note in the aggregate principal amount of $568,181.82 (the “March 2022 Note”, and, the “Financing”), to be paid by the March 2022 Investor to the Company in two tranches (each, a “Tranche”). The first Tranche consists of a payment by the March 2022 Investor to the Company on the Issuance Date of $250,000, from which the March 2022 Investor retained $10,000 to cover its legal fees. A second Tranche consisting of $250,000 will be paid by the March 2022 Investor to the Company upon the Company achieving net earnings in excess of $45,000 in two (2) consecutive calendar quarters during the 12 months following the Issuance Date, less $5,000 which the March 2022 Investor will retain to cover its legal fees, resulting in an aggregate of up to $500,000 in total proceeds to be received by the Company in the Financing. The principal amount of the March 2022 Note includes an Original Issue Discount of $68,181.82 (the “OID”), resulting in an aggregate of up to $500,000 in total proceeds received by the Company in the Financing. The OID will be earned upon each Tranche on a pro-rata basis. (For example: upon the advance of the first Tranche, $34,090.91 will be added to the principal amount of the outstanding Note in addition to the amount advanced, and the total amount owed, or the total principal amount, will be $284,090.91.) In addition to the March 2022 Note, the March 2022 Investor also received (i) 3,000,000 shares of common stock of the Company (the “Shares”), and (ii) a common share purchase warrant (the “Warrant”, and together with the March 2022 Note and the Shares, the “Securities”) to acquire 5,000,000 shares of common stock of the Company. The Warrant is exercisable for five years at an exercise price of $0.12 per share. The closing of the Financing in the amount of $250,000 occurred on March 10, 2022.

The maturity date (the “Maturity Date”) for each Tranche is at the end of the period that begins on the date each Tranche is advanced and ends 12 months thereafter, and interest associated with the March 2022 Note will reset daily and accrue at a rate equal to the greater of 14% per annum or WSJ Prime plus 6%, which is payable monthly by the Company. The March 2022 Note may be prepaid by the Company in whole or in part at any time, at 110% of the outstanding principal and accrued interest. In the event of default by the Company of the March 2022 Note, any amount of principal plus interest due will bear interest at the lesser of the rate of 24% per annum or the maximum legal amount permitted by law. The March 2022 Note and the Warrant carry standard anti-dilution provisions. In addition, pursuant to the March 2022 Note we agreed to file a Form S-1 Registration Statement to register the Securities. The March 2022 Note might be accelerated if an event of default occurs under the terms of the March 2022 Note, including, but not limited to, the Company’s failure to pay principal and interest when due, certain bankruptcy events or if the Company is delinquent in its SEC filings. The Warrant may not be exercised by the March 2022 Investor into more than 4.99% of the Company’s outstanding common stock at any point in time.

If prior to the Maturity Date, the Company enters into a subsequent financing on terms that are more favorable to the investor(s) in the subsequent financing than the terms of the Financing, then terms of the Financing will be amended to include such better terms so long as the March 2022 Note is outstanding. In addition, the March 2022 Investor has the right of first refusal on any financing so long as the March 2022 Note is outstanding. Additionally, the March 2022 Investor has the right to be repaid 100% of the remaining balance of principal and interest under the March 2022 Note from the net cash proceeds of any future financing or asset sale closed on by the Company, provided, however, that the repayment obligation will only be applicable to up to 50% of the first $500,000 in the aggregate generated by the Company from any future financing proceeds. Further, the March 2022 Investor has the right to participate in any future offering by the Company for a period of 18 months from the Issuance Date for an amount up to the Financing amount in strict accordance with the terms of such future offering. In addition, the Company is required to file a Registration Statement on Form S-1 with the SEC to register the Shares, and the shares of common stock issuable upon exercise of the Warrant.

The obligations of the Company under the March 2022 Note constitute a first priority security interest and rank senior with respect to any and all indebtedness of the Company existing prior to or incurred as of or following the initial Issuance Date. The obligations of the Company under the March 2022 Note are secured pursuant to the Security and Pledge Agreement entered into between the Company and the March 2022 Investor on the Issuance Date. So long as the Company has any obligation under the March 2022 Note, the Company will not incur or suffer to exist or guarantee any indebtedness that is senior to or pari passu with the Company’s obligations under the March 2022 Note. The March 2022 Note is secured by the assets of the Company.

The Company claims an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) for the private placement of the Securities pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act. The March 2022 Investor is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act. The March 2022 Note is a debt obligation arising other than in the ordinary course of business which constitutes a direct financial obligation of the Company.

The foregoing information is a summary of each of the agreements involved in the transactions described above, is not complete, and is qualified in its entirety by reference to the full text of those agreements, each of which is attached an exhibit to this prospectus. Readers should review those agreements for a complete understanding of the terms and conditions associated with this transaction.

Item 16. Exhibits and Financial Statements Schedules.

(a) Exhibits.

See the Exhibit Index immediately following the signature page hereto, which is incorporated into this Item 16 by reference.

(b) Financial Statements Schedules.

No financial statement schedules are provided because the information called for is not applicable or not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of Title 17 of the Code of Federal Regulations), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of Title 17 of the Code of Federal Regulations);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this prospectus to be signed on its behalf by the undersigned, thereunto duly authorized.

SMARTCARD MARKETING SYSTEMS, INC.

________, 2022	By:
Massimo Barone
Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned hereby constitutes and appoints Massimo Barone his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, or any related registration statement filed pursuant to Rule 462 under the Securities Act, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and desirable to be done in as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Each of the undersigned has executed this power of attorney as of the date indicated.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, Director	________, 2022
Massimo Barone	(Principal Executive Officer)

	Chief Financial Officer, Director	________, 2022
Michele Tasillo	(Principal Financial and Accounting Officer)

	Chief Business Development Officer, Director	________, 2022
Paolo Continelli

	President of International Enterprise Partner Channel Sales	________, 2022
Dharmesh Vora

	Director	________, 2022
Gary Repchuk

	Director	________, 2022
Gina Leslie

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1**	Share Exchange Agreement dated as of March 15, 2006, by and among the shareholders of Smart Card Marketing Systems, Inc., a Canadian company, and eMarketplace Inc., a Delaware corporation
3.1**	Certificate of Incorporation filed on February 10, 2006
3.2**	Bylaws
3.3**	Certificate of Amendment of Certificate of Incorporation filed on March 3, 2006
3.4**	Certificate of Amendment of Certificate of Incorporation filed on October 26, 2012
3.5**	Certificate of Amendment of Certificate of Incorporation filed on February 22, 2018
4.1**	Form of Securities Purchase Agreement by and among SmartCard Marketing Systems, Inc. and an accredited investor dated March 10, 2022
4.2**	Form of Senior Secured Promissory Note issued to an accredited investor dated March 10, 2022
4.3**	Form of Common Share Purchase Warrant issued to an accredited investor dated March 10, 2022
4.4**	Form of Pledge and Security Agreement by and among SmartCard Marketing Systems, Inc. and an accredited dated March 10, 2022
4.5**	Memorandum of Agreement by and among SmartCard Marketing Systems, Inc. and an accredited dated February 9, 2020
5.1+	Opinion of Costaldo Law Group P.C.
10.1#**	Exclusive Management Operating Contract by and among SmartCard Marketing Systems, Inc. and Michele Tasillo dated January 2, 2018
10.2#**	Exclusive Management Operating Contract by and among SmartCard Marketing Systems, Inc. and Variance Strategy LLC dated January 4, 2019
10.3**	Memorandum of Agreement by and among SmartCard Marketing Systems, Inc. and Axepay Inc. dated February 3, 2017
10.4**	Memorandum of Understanding by and among SmartCard Marketing Systems, Inc. and XPAY World Corporation dated October 2, 2019
10.5**	Memorandum of Agreement by and among SmartCard Marketing Systems, Inc. and 2668963 Ontario Inc. dated November 9, 2019
10.6#**	Mutual Termination Agreement by and among SmartCard Marketing Systems, Inc., Variance Strategy LLC, Massimo Barone, and Paolo Continelli dated March 31, 2022
10.7#**	Form of Employment Agreement by and among SmartCard Marketing Systems, Inc. and Massimo Barone dated April 2, 2022
10.8#**	Form of Employment Agreement by and among SmartCard Marketing Systems, Inc. and Michele Tasillo dated April 2, 2022
10.9#**	Form of Employment Agreement by and among SmartCard Marketing Systems, Inc. and Paolo Continelli dated April 2, 2022
10.10#**	Form of Employment Agreement by and among SmartCard Marketing Systems, Inc. and Dharmesh Vora dated April 2, 2022
10.11**	Consulting Agreement by and among SmartCard Marketing Systems, Inc. and North Equities Corp. dated March 5, 2022
10.12**	Consulting Agreement by and among SmartCard Marketing Systems, Inc. and Dutchess Group LLC dated May 3, 2022
10.13**	Advisory Services Agreement by and among SmartCard Marketing Systems, Inc. and Eurasian Capital, LLC dated January 31, 2021
10.14**	Term Sheet by and among SmartCard Marketing Systems, Inc. and EnableFunding, Pty, Ltd dated July 18, 2020
10.15**	Letter of Intent to Purchase by and among SmartCard Marketing Systems, Inc. and Acquisition Botberries Inc. dated January 25, 2021
10.16**	Definitive Agreement by and among SmartCard Marketing Systems, Inc. and Acquisition Botberries Inc. dated April 29, 2022
21.1**	List of Subsidiaries
23.1*	Consent of BF Borgers CPA PC
23.2	Consent of Costaldo Law Group P.C. (Included in Exhibit 5.1)
107+	Calculation of Registration Fee

* Filed herewith

** Previously Filed

+ To be filed by amendment

# Denotes management compensation plan or contract

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document